Form 40-F
YM BIOSCIENCES INC
filed 2004-11-15
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F
(Check One)

|_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

|X| Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2004

Commission file number _______

                               YM BIOSCIENCES INC.

             (Exact name of Registrant as specified in its charter)

-------------------------------------- ------------------------------------- --------------------------------
         NOVA SCOTIA, CANADA                           2836                          NOT APPLICABLE

   (State or other jurisdiction of         (Primary Standard Industrial             (I.R.S. Employer
   incorporation or organization)          Classification Code Number)             Identification No.)
-------------------------------------- ------------------------------------- --------------------------------

SUITE 400, BUILDING 11, 5045 ORBITOR DRIVE, MISSISSAUGA, ONTARIO, CANADA L4W 4Y4

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                    TORYS LLP
                                 237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 880-6000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

   Title of each class             Name of each exchange on which registered
   -------------------             -----------------------------------------

      Common Shares                          American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: None

           For annual reports, indicate by check mark the information filed with this Form:
   [X] Annual Information Form         [X] Audited Annual Financial Statements

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. COMMON SHARES OUTSTANDING AS AT JUNE 30, 2004: 28,684,591

      Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                                  Yes |_|  No |X|

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes |_|  No |X|

                                    FORM 40-F

PRINCIPAL DOCUMENTS.

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

a.    Annual Information Form for the fiscal year ended June 30, 2004

b. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2004

c.    Consolidated Financial Statements for the fiscal year ended June 30, 2004

                              ADDITIONAL DISCLOSURE

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROL AND PROCEDURES.

(a) Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b) Disclosure controls and procedures. As of the end of YM BioSciences Inc.'s (the "Company") fiscal year ended June 30, 2004, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

      It should be noted that while the CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c) Changes in Internal Control Over Financial Reporting. It should be noted that, during fiscal 2004, the company issued third quarter interim statements which subsequently required reissuance as a result of a number of matters including reclassifaction of amounts between share capital and share purchase warrants and incomplete disclosures as required by Canadian GAAP. As a result, the company has now added an additional level of internal review before the issuance of quarterly financial statements.

NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

The following member of the audit committee of the Board of Directors of the Company is a "financial expert" within the meaning of the Exchange Act: Tyron Williams. Such person is independent with the meaning of Section 10A(m)(3) of the Exchange Act.

CODE OF ETHICS.

On October 19, 2004, the Company adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (the "Ethics Code"). See Exhibits 99.9 to this Annual Report on Form 40-F.

The Ethics Code was not adopted during the fiscal year to which this Form 40-F relates. There have been no amendments or waivers granted of any of the provisions of the Ethics Code since it was adopted.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information about the fees billed to the registrant for professional services rendered by KPMG LLP during fiscal 2004 and 2003:

--------------------------------------------------------------------------
(Canadian $)                   2004                       2003
--------------------------------------------------------------------------
Audit Fees                           $254,000                     $50,000

Audit-Related Fees                         --                          --

Tax Fees                             $ 35,100                     $24,450

All Other Fees                             --                          --
--------------------------------------------------------------------------
Total                                $289,100                     $74,450
==========================================================================

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation, litigation and advisory support services.

PRE-APPROVAL POLICIES AND PROCEDURES.

The audit committee of the registrant's board of directors has adopted a policy regarding the provision of services by the registrant's external auditors, currently KPMG LLP. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services.

Under the policy, all permitted services to be provided by KPMG must be pre-approved by the audit committee or a designated member of the audit committee. Any pre-approval granted by a designated member must be reported to the audit committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

Of the fees reported in this Annual Report on Form 40-F under the heading "Principal Accountant Fees and Services" none of the fees billed by KPMG LLP were approved by the audit committee of the Board of Directors of the Company pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

IDENTIFICATION OF THE AUDIT COMMITTEE.

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Thomas I. A. Allen, Henry Friesen and Tryon M. Williams.

OFF-BALANCE SHEET ARRANGEMENTS.

The Corporation has certain arrangements with our subsidiaries that have an effect or may have a future effect on the Corporation's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to our subsidiaries will be reimbursed. The arrangements are described in notes 1, 4 and 9 of the financial statements. The Corporation makes provision for any advances to the joint ventures that do not eliminate on consolidation such that the Corporation has recorded 100% of the results of operations and cash flows of these entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

As of June 30, 2004, the only determinable future payments were those related the operating lease obligations, which payments are set forth below.

------------------------------------------------------------------------------------------------------------
Contractual Obligations      Total           Less Than 1      1-3 Years        3-5 Years      More Than
                                             Year                                              5 Years
------------------------------------------------------------------------------------------------------------
Operating Lease (Expires     $213,115        $58,632          $154,483          --                --
January 2008)
------------------------------------------------------------------------------------------------------------
Total                        $213,115        $58,632          $154,483          --                --
------------------------------------------------------------------------------------------------------------

In addition, as of June 30, 2004, the Company was party to certain licensing agreements that require the Company to pay to licensors a proportion of any fees that the Company may receive from sublicensees. The amounts of such fees are not known.

Finally, during the fiscal year ended June 30, 2004, the Company entered into a Clinical Research Services Agreement with Pharm-Olam International, Ltd. ("POI"), dated March 10, 2004. The Company has contracted with POI to conduct a Phase III clinical trial on its behalf with tesmilifene in metastatic and recurrent breast cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries trials are conducted in, the length of time over which the clinical trials are to be conducted and the time for completion of all Phase III clinical trials. The Company is liable for certain payments of clinical services costs, data management costs and pass through costs. The Company can terminate this contract by providing 30 days' notice and payment of a penalty of 10% of any remaining commitment.

The Company plans to continue the clinical development of tesmilifene and NorelinTM and is in discussion with others regarding additional clinical trials for TheraCIM. There are also ongoing activities directed at licensing out tesmilifene and TheraCIM. The Company anticipates that it has sufficient cash to support its current development program to beyond the end of fiscal 2006.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    UNDERTAKING.

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    CONSENT TO SERVICE OF PROCESS.

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 12, 2004.

                                       YM BIOSCIENCES INC.

                                       By: /s/ Len Vernon
                                          --------------------------------------
                                       Name:  Len Vernon
                                       Title:  Director, Finance and
                                               Administration

                                  EXHIBIT INDEX

Exhibit   Description

99.1      Annual Information Form for the fiscal year ended June 30, 2004

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2004

99.3      Consolidated Financial Statements for the fiscal year ended June 30,
          2004

99.4 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6      Section 1350 Certification of Chief Executive Officer

99.7      Section 1350 Certification of Chief Financial Officer

99.8      Consent of KPMG LLP

99.9      Code of Ethics