Form 40-F
period 2005-06-30
YM BIOSCIENCES INC
filed 2005-09-29
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2005

Commission file number 1-32186

YM BIOSCIENCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia, Canada (Province or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4
(905) 629-9761
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP, 250 Park Avenue, New York, NY 10177, Attention: Daniel M. Miller
(212) 415-9200
(Name, Address (Including Zip Code) and Telephone Number  (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 38,584,288.

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended June 30, 2005;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2005; and

(c)	Consolidated Financial Statements for the fiscal year ended June 30, 2005 (Note 12 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended June 30, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended June 30, 2005, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Tryon Williams, a member of the registrant’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Williams is independent within the meaning of Section 10A(m)(3) of the Exchange Act.

Code of Ethics.

On October 19, 2004, the registrant adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (the “Ethics Code”). The Ethics Code was filed as Exhibit 99.9 to the registrant’s Annual Report on Form 40-F for the fiscal year ended June 30, 2004. In addition, the registrant undertakes to provide to any person, without charge, upon request, a copy of the Ethics Code. Requests for such copies should be directed, either orally or in writing, to Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, phone number (905) 629-9761.

Since the adoption of the Ethics Code, there have not been any amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Fees” in the registrant’s Annual Information Form for the fiscal year ended June 30, 2005, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The audit committee of the registrant’s board of directors has adopted a policy regarding the provision of services by the registrant’s external auditors, currently KPMG LLP. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services.

Under the policy, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee or a designated member of the audit committee. Any pre-approval granted by a designated member must be reported to the audit committee at its next scheduled meeting. The pre-approval of services may be given at any time up to one year before commencement of the specified service.

Of the fees reported under “Principal Accountant Fees and Services” above, none of the fees billed by KPMG LLP were approved by the audit committee of the board of directors of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The registrant has certain arrangements with its subsidiaries that have an effect or may have a future effect on the registrant’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to its subsidiaries will be reimbursed. The arrangements are described in notes 1, 7 and 13 of the Consolidated Financial Statements filed as part of this Annual Report on Form 40-F. The registrant has recorded 100% of the results of operations and cash flows of these entities.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Liquidity and Capital Resources” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2005, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Thomas I. A. Allen, Dr. Henry Friesen and Tryon M. Williams.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2005.

YM BioSciences Inc.

By:	/s/ Len Vernon
Name:	Len Vernon
Title:	Director, Finance and Administration

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended June 30, 2005

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2005

99.3	Consolidated Financial Statements for the fiscal year ended June 30, 2005

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP