Form 40-F/A
period 2005-06-30
YM BIOSCIENCES INC
filed 2006-02-03
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, Washington 98101
(206) 903-5448
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

Yes ☒  No ☐

EXPLANATORY NOTE

The registrant hereby amends its Annual Report on Form 40-F for the fiscal year ended June 30, 2005 (the “Form 40-F”) by deleting the Annual Information Form for the fiscal year ended June 30, 2005 (the “Original AIF”), filed as Exhibit 99.1 thereto, and replacing it with the registrant’s amended Annual Information Form for the fiscal year ended June 30, 2005, attached as Exhibit 99.1 hereto and incorporated by reference herein. The Original AIF has been amended to incorporate by reference the registrant’s business acquisition report, dated June 28, 2005, in respect of its acquisition of DELEX Therapeutics Inc. on May 2, 2005. Such business acquisition report was previously furnished to the SEC on Form 6-K on July 5, 2005.

The information in the Original AIF not expressly changed by this amendment shall be as set forth in the Original AIF. This Form 40-F/A does not reflect events occurring after the filing of the original filing or modify or update disclosures, including the exhibits to the original filing, affected by subsequent events.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 3, 2006.

YM BioSciences Inc.

By:	/s/ Len Vernon
Name: Len Vernon
Title: Director, Finance and Administration

EXHIBIT INDEX

Exhibit	Description

99.1	Amended Annual Information Form for the fiscal year ended June 30, 2005

99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2005

99.3*	Consolidated Financial Statements for the fiscal year ended June 30, 2005

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP

99.9	Consent of Ernst & Young LLP

* Previously filed.