Form 40-F
period 2007-06-30
YM BIOSCIENCES INC
filed 2007-09-24
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2007

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
(206) 903-5448
 (Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered American Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report  58,216,309.

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

.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of YM BioSciences Inc. (the “Company”):

(a)	Annual Information Form for the fiscal year ended June 30, 2007;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2007; and

(c)
Consolidated Financial Statements for the fiscal year ended June 30, 2007 (Note 16 to the Consolidated Financial Statements relates to United States Generally Accepted Accounting Principles (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Company’s fiscal year ended June 30, 2007, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.  The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2007.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control - Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

The Company restated its interim financial statements for the quarter ended September 30, 2006 and based on its assessment, management concluded that the restatement was not a result of any inherent weakness in the design of the Company’s internal control over financial reporting, but was due to the application of the Company’s controls and procedures. Controls included a process whereby management determined the appropriate accounting treatment and, in the event of any uncertainty, third party advisors are consulted. In the instance of the interim financial statements and MD&A for the three months ended September 30, 2006, management believed that the approach taken was the correct one and no formal consultation with external advisors was necessary. Management has remediated this weakness as at June 30, 2007. Therefore, as at June 30, 2007, management has concluded that the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this annual report.

(d)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended June 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The Company’s board of directors has determined that Tryon M. Williams, a member of the Company’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Williams satisfies the specified criteria for being “independent” under the rules of the New York Stock Exchange, but the Company’s board of directors has not definitively made any determination.

Code of Ethics.

On October 19, 2004, the Company adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (the “Ethics Code”).  The Ethics Code was filed as Exhibit 99.9 to the Company’s Annual Report on Form 40-F for the fiscal year ended June 30, 2004.  In addition, the Company undertakes to provide to any person, without charge, upon request, a copy of the Ethics Code.  Requests for such copies should be directed, either orally or in writing, to: Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada  L4W 4Y4, phone number  (905) 629-9761.

Since the adoption of the Ethics Code, there have not been any amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

Principal Accountant Fees and Services.

During the years ended June 30, 2006 and 2007, we were billed the following fees by our external auditors, KPMG LLP:

	Fees Billed
Service	2006	2007
Audit Fees	$420,000	$260,000
Audit Related Fees	-	-
Tax Fees	50,600	82,200
All Other Fees	-	-
Total Fees Billed	$470,600	$342,200

Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Tax fees consist of fees for tax compliance services and tax advisory services.

None of the services provided by KPMG during the years ended June 30, 2006 and 2007 were provided pursuant to a de minimis exemption from the SEC's pre-approval rules.

Pre-Approval Policies and Procedures.

The audit committee of the Company’s board of directors has adopted a policy regarding the provision of services by the Company’s external auditors, currently KPMG LLP.  This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services.

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

Off-Balance Sheet Arrangements.
The registrant has certain arrangements with its subsidiaries that have an effect or may have a future effect on the registrant’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to its subsidiaries will be reimbursed.  The arrangements are described in notes 2 and 8 of the Consolidated Financial Statements filed as part of this Annual Report on Form 40-F.  The registrant has recorded 100% of the results of operations and cash flows of these entities.

Tabular Disclosure of Contractual Obligations.

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases	$1,187,268	$307,133	$473,703	$406,432	$Nil

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Thomas I. A. Allen, Dr. Henry Friesen, Gilbert Wenzel, and Tryon M. Williams.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2007.

YM BioSciences Inc.

By:	/s/ Leonard Vernon
Name: Leonard Vernon
Title: Vice President, Finance and Administration

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended June 30, 2007

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2007

99.3	Consolidated Financial Statements for the fiscal year ended June 30, 2007

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP