Form 20-F
period 2008-06-30
YM BIOSCIENCES INC
filed 2008-09-22
CIK 1178347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2008

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-32186

YM BIOSCIENCES INC.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Nova Scotia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 400, Building 11
5045 Orbiter Drive
Mississauga, Ontario
CANADA, L4W 4Y4
(Address of Principal Executive Offices)

David G.P. Allan, Telephone (905) 629-9761, Facsimile (905) 629-4959, EMAIL:
ir@ymbiosciences.com , 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	American Stock Exchange
Rights to Purchase Common Shares, No Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 55,835,356 Common Shares (excluding 2,380,953 shares that are held in escrow to be released contingent upon the completion of certain milestones), no par value, as of June 30, 2008.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☐	Other ☒
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐  No ☒

BASIS OF PRESENTATION

General

Except where the context otherwise requires, all references in this Form 20-F to the “Company”, “YM”, “we”, “us”, “our” or similar words or phrases are to YM Biosciences Inc. and its subsidiaries, taken together. In this Form 20-F, references to “US$” are to US dollars and references to “C$” or “$” are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at June 30, 2008.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of the United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. The forward-looking statements in this annual report on Form 20-F include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;

•	our intentions with respect to acquiring or investing in production facilities;

•	production quantities;

•	our ability to obtain sufficient supplies of our products;

•	our ability to identify licensable products or research suitable for licensing and commercialization;

•	the locations of our clinical trials;

•	our intention to license products from multiple jurisdictions;

•	our ability to obtain necessary funding on favorable terms or at all;

•	our potential sources of funding;

•	our business strategy;

•	our drug development plans;

•	our ability to obtain licenses on commercially reasonable terms;

•	the effect of third party patents on our commercial activities;

•	our intentions with respect to developing manufacturing, marketing or distribution programs;

•	our expectations with respect to the views toward our products held by potential partners;

•	our plans for generating revenue;

•	our plans for increasing expenditures for the development of certain products;

•	our strategy for protecting our intellectual property;

•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and

•	our plans to for future clinical trials and for seeking clinical clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;

•	general economic, business and market conditions;

•	our ability to successfully and timely complete clinical studies;

•	product development delays and other uncertainties related to new product development;

•	our ability to attract and retain business partners and key personnel;

•	the risk of our inability to profitably commercialize our products;

•	the extent of any future losses;

•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

•	dependence on third parties for successful commercialization of our products;

•	inability to obtain sufficient quantities of active ingredients to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;

•	the uncertainty of recovery of advances to subsidiaries;

•	the impact of competitive products and pricing;

•	future levels of government funding; and

•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this Form 20-F and our other SEC filings.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports on Forms 20-F or 6-K should be consulted.

GLOSSARY OF TERMS AND PROPER NAMES

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Adjuvant: Substance added to a vaccine to enhance its immunogenicity (i.e. its ability to stimulate an immune response). May also mean “at the time of surgery” as in “treatment with another agent of its type at, or close to, the time of surgery”.

Amgen: Amgen Incorporated

ASCO: The American Society of Clinical Oncology

AstraZeneca: AstraZeneca PLC

Board: board of directors of YM

BMS: Bristol Myers Squibb

Cancer Vaccine: Vaccines or candidate vaccines designed to treat cancer. Active immunotherapy.

cGMP: current good manufacturing practices, as mandated from time to time by health regulatory authorities

CIM: Centro de Inmunología Molecular (Center for Molecular Immunology), Havana, Cuba

CIMAB: CIMAB S.A., a Cuban company responsible for commercializing products developed at CIM

CIMYM and CIMYM BioSciences: CIMYM BioSciences Inc., an 80% owned subsidiary of YM

CIMYM (Barbados): CIMYM Inc., a predecessor company to CIMYM BioSciences, incorporated under the laws of Barbados

Cmax: Peak plasma concentration

CR: Complete Response, the disappearance of a tumor

CRO: contract research

Clinical Trial Application (“CTA”): previously known as an Investigational New Drug application which must be filed and accepted by the regulatory agency of Health Canada before each phase of human clinical trials may begin

Cytoprotective: Having the capacity to protect cells

Cytotoxic: Having capacity to kill cells

Daiichi: Daiichi Pharmaceutical Co. Ltd. or Daiichi Sankyo Co., Ltd.

DEA: Drug Enforcement Administration (US)

DEC: DPPE Epirubicin Cyclophosphamide

DELEX: DELEX Therapeutics Inc., a wholly-owned subsidiary of YM which was wound up on April 30, 2006 into the Corporation

EGFr: A protein known as Epidermal Growth Factor Receptor

EMEA: The European Medicines Agency - the European health regulatory authority

Epithelial: Derived from epithelium which is the layer of cells forming the epidermis of the skin and the surface layer of the serous and mucous membranes

Eximias: Eximias Pharmaceutical Corporation

5-FU: Approved chemotherapeutic agent, Fluorouracil

FDA: US Food and Drug Administration

Genentech: Genentech Incorporated

Genmab: Genmab A/S

Glioma: A form of brain cancer involving the malignant transformation of a glial cell

GMP: good manufacturing practices, i.e. guidelines established by the governments of various countries, including Canada and the US, to be used as a standard in accordance with the World Health Organization’s Certification Scheme on the quality of pharmaceutical products

HER-1 positive tumors: Tumors expressing/producing the EGF receptor

Humanized: The process whereby an antibody derived from murine cells is altered to resemble a human antibody

ImClone: ImClone Systems Incorporated

IND: Investigational New Drug application which must be filed and accepted by the FDA before each phase of human clinical trials may begin

Irinotecan: An approved chemotherapeutic agent

In vivo: In the living body or organism. A test performed on a living organism

K: thousand

Ligand: Used herein to describe a protein or peptide that binds to a particular receptor

M: million

Merck: Merck KGaA

Metastatic: A term used to describe a cancer where tumor cells have migrated from the primary tumor to a secondary site (e.g. from prostate to bone)

MD&A: Management’s discussion and analysis of financial condition and results of operations

MTD: Maximum tolerated dose

Monoclonal antibody (“MAb”): Antibodies of exceptional purity and specificity derived from hybridoma cells Murine - adjective for mouse

Neoplastic: New and abnormal growth of tissue (neoplasm), which may be benign or cancerous

NSCLC: Non-small-cell lung cancer

OFAC: Office of Foreign Assets Control of the US Department of the Treasury

Oncoscience: Oncoscience AG of Germany

Orange Book: A reference to the Hatch/Waxman Act

Orphan Drug: A drug aimed at treating a condition with an incidence of less than 200,000 per year in the US (often given a seven year market exclusivity by the FDA

OSI: OSI Pharmaceuticals, Inc.

Overall Survival or OS: For patients who have died, overall survival is calculated in months from the day of randomization to date of death. Otherwise, survival is censored at the last day the patient is known alive

PD: Pharmacodynamics - studies the actions of drugs within the body - the routes and mechanisms of absorption and excretion, the rate at which a drug action begins and the duration of the effect, the biotransformation of the substance in the body and the effects and routes of excretion of the metabolites of the drugs.

PK: Pharmacokinetics – the study of the process by which a drug is absorbed, distributed, metabolized, and eliminated by the body

PR: Partial Response, the shrinkage of a tumor measured by decrease by at least 30% as measured by a decrease in the sums of the longest diameter according to RECIST criteria

Passive Immunotherapy: Immunologically active material transferred into the patient as a passive recipient. Monoclonal antibodies are considered Passive Immunotherapy since antibodies are generated outside the body and given to the patient

Phosphorylation: Addition/donation of a phosphate group to a particular amino acid which can lead to tumor growth

RECIST: Response Evaluation Criteria in Solid Tumors, a US standard

Roche: F.Hoffmann-LaRoche Ltd.

SAE: Serious Adverse Event – a term from clinical trials referring to untoward medical occurrence that results in hospitalization or death, or is life-threatening

SD: Stable Disease

TGFα: Transforming growth factor alpha

Therapeutic vaccine: An approach to the treatment of cancer utilizing “active immunotherapy”

Tyrosine kinase: An enzyme that catalyzes the phosphorylation of tyrosine residues in proteins with nucleotides as phosphate donors

US: United States of America

YM USA: YM BioSciences USA Inc., a wholly-owned subsidiary of YM

PART I

Item 1:	Identity of Directors, Senior Management and Advisors

A	Directors and Senior Management

Not applicable.

B	Advisors

Not applicable.

C	Auditors

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

A	Offer Statistics

Not applicable.

B	Method and Expected Timetable

Not applicable.

Item 3:	Key Information

A	Selected Financial Data

The following table of selected consolidated financial data of our Company has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes thereto prepared in accordance with GAAP (See Item 18, “Financial Statements”). All dollar amounts are expressed in thousands of Canadian dollars, except per share data.

	Years Ended June 30
	2008	2007	2006	2005	2004
Consolidated operating data:
Revenue	$7,443	$7,647	$2,549	$1,452	$347
Operating income:
Income (loss) from continuing operations	$(14,886)	$(30,061)	$(25,815)	$(15,859)	$(7,692)
Net income (loss)	$(14,886)	$(31,730)	$(25,815)	$(15,859)	$(7,692)
Basic and diluted weighted average earnings (loss) per share:
Income (loss) from continuing operations	$(0.27)	$(0.54)	$(0.59)	$(0.47)	$(0.36)
Net Income (loss)	$(0.27)	$(0.57)	$(0.59)	$(0.47)	$(0.36)
Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

	Years Ended June 30
	2008	2007	2006	2005	2004
Consolidated balance sheet
Cash, cash equivalents and short-term deposits	$58,101	$75,572	$88,341	$30,569		$20,388
Working capital	$52,233	$68,314	$86,418	$28,293		$19,708
Total assets	$63,073	$81,740	$100,048	$38,200		$20,883
Long-term obligations	$4,414	$8,930	$844	$327	$	Nil
Common Shares	$172,921	$172,921	$172,772	$87,488		$59,842
Shareholders’ equity (net assets)	$52,013	$64,835	$94,748	$33,840		$19,719
Number of Common Shares issued and outstanding (000s)	55,835,356	55,835,356	55,781,523	38,584,288		28,684,591
The above number of Common Shares excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,777,778

Notes:

(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861 and 3865 relating to financial instruments retrospectively, without restatement and therefore the losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards. There was no effect to the Company’s opening balances as a result of the change in accounting policy.

(2)
The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 17 to the audited consolidated financial statements for the fiscal year ended June 30, 2008.

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have a lack of revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

For the year ended June 30, 2008, we recognized as revenue approximately $4.9 million from a number of licensing agreements including a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which we licensed the commercial rights for tesmilifene for the South Korean market; an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market; an October 31, 2005 agreement with Innogene Kalbiotech Private Limited to which the Company licensed the commercial rights for nimotuzumab for several countries in Asia and Africa; a 2006 agreement with TTY BioPharm for Taiwan and a July 2006 agreement among our subsidiary CIMYM BioSciences, CIMAB and Daiichi Pharmaceutical Co., Ltd. under which CIMYM licensed certain development and marketing rights for nimotuzumab in Japan. As at June 30, 2008, we have an accumulated deficit of $133.2 million. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own. Basic research on a particular drug product is conducted by biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. We have negotiated certain in-licensing agreements with the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, and CIMAB. In addition, AeroLEF® technology was developed at Dalhousie University.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements, with and are dependent on others with respect to, the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term material third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. The formulation of AeroLEF® is manufactured for us by Dalton Pharma Services in Toronto, Canada in quantities sufficient for clinical trials. YM has not yet identified an importer in the European Union to test, certify or release either clinical or commercial supplies. Tesmilifene was manufactured for us by Abraxis Bioscience Inc. Grand Island, NY, in quantities sufficient for clinical trials.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

On November 12, 2003, we entered into the first out-licensing agreement through our subsidiary, CIMYM Inc., an Ontario corporation, now CIMYM BioSciences Inc. On such date, CIMYM BioSciences out-licensed the rights for nimotuzumab in most of Europe to Oncoscience. Under the terms of the agreement, CIMYM BioSciences is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to the development or sublicensing of the product and/or as a royalty on sales. Once CIMYM BioSciences has received US$30 million, CIMYM BioSciences will continue to receive royalties on net sales of nimotuzumab but at a lesser percentage.

YM and CIMYM (Barbados) (now CIMYM BioSciences Inc.) entered into the second out-licensing agreement with Tarcanta and CIMAB relating to the licensing of TGFa and HER-1 to Tarcanta from CIMAB. CancerVax (now, Micromet Inc.) received a license from the US Department of Treasury authorizing Tarcanta to enter into the transactions with CIMAB and us. On July 13, 2004, the Corporation, CIMYM (Barbados), CIMAB and Tarcanta entered into a License, Development, Manufacturing and Supply Agreement. Under the terms of this agreement, the 2001 CIMYM License was suspended until such time that there was a default under the agreement with Tarcanta. Under the terms of the new agreement and in consideration for the suspension of the 2001 CIMYM License, we have received an aggregate payment of $1,000,000 paid in four equal instalments. On July 23, 2008, CIMAB terminated the license to Tarcanta and thus both the HER1 and TGFα license are returned to CIMYM.

On July 25, 2006 CIMYM BioSciences and CIMAB licensed development and marketing rights in Japan for nimotuzumab to Daiichi Pharmaceutical Co., Ltd. (a wholly owned subsidiary of Daiichi Sankyo Company, Ltd., one of Japan’s largest pharmaceutical companies). Under the agreement, CIMYM received an up-front payment of $16.2M ($14.6 million net of withholding taxes) and is entitled to receive certain milestone payments at certain stages of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in several cancer indications.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not have, and do not intend to acquire, facilities for the production of our products although we may invest in the ownership of production facilities if appropriate opportunities are available.

Nimotuzumab is expected to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for commercial scale quantities in a commercially reasonable manner. In addition, there are risks that we cannot control with it comes to the CIMAB manufacturing plant, such as weather, fire and other natural disasters. AeroLEF® (which is owned by us) is a combination of free and liposome-encapsulated fentanyl. The drug product is manufactured, finished and vials are filled in quantities sufficient for clinical testing. AeroLEF® is currently delivered through a patient-activated nebulizer known as AeroEclipse® and the devices are purchased by us to be used in clinical trials. The manufacturing processes for both AeroLef® drug product and the AeroEclipse® device are such that we expect that commercial quantities of both can be manufactured. If the current AeroLef® supplier cannot manufacture commercial quantities or we otherwise experience a problem with the current supplier, it will be necessary for us to obtain AeroLef® from a second supplier. The manufacture of AeroLef® has been successfully transferred to a second manufacturing source in the US which may provide clinical material as well as future commercial supply. We do not have supply agreements with the third party suppliers of AeroLEF®, but suppliers have produced quantities for us to specification on purchase order. We expect that we could find new suppliers for AeroLEF®, if necessary. There can be no assurance, however, that we will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements for either AeroLEF® or an alternative nebulizing device will be successful. The Company has not clinically tested any nebulizers appropriate for the out-patient market and it is not known whether any of the products in this category currently available could be purchased at an economic price or whether the combination of AeroLEF® in a portable electronic nebulizer would be safe or effective. All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on devices from third parties in order to successfully commercialize AeroLEF®.

Third-party devices will be an important element for successful commercialization of AeroLEF® in both the inpatient and outpatient settings.

We have selected the AeroEclipse® inhalation device for our Phase II clinical studies for the inpatient indications for AeroLEF® and anticipate using the AeroEclipse® for further clinical studies for the inpatient market opportunity. Material changes to the AeroEclipse® device by the manufacturer or a decision to switch to an alternative inhalation device would likely delay the initiation of later stage clinical trials. Switching after the initiation of Phase III studies, however, would require additional clinical trials and could significantly delay the commercialization of AeroLEF®. Currently YM purchases the AeroEclipse® and it does not have a defined supply agreement.

While inpatient use of AeroLEF®, in the hospital or hospice setting, is accomplished with existing equipment such as the AeroEclipse®, outpatient use will require a portable nebulization device. Several devices currently exist and are otherwise approved for use with certain respiratory agents (bronchodilators, antibiotics, steroids). We have established criteria to evaluate and identify the best devices for use with AeroLEF®. Although we would prefer to access these devices on an arms-length basis from the manufacturer, we will explore the benefits of a strategic partnership that could provide for custom adaptations to optimize product delivery, lower prices or other benefits.

The Drug Enforcement Administration limits the availability of the active ingredients in certain of our current drug candidates and, as a result, our quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays.

The DEA and similar opioid-regulating agencies of other countries regulate chemical compounds defined as Schedule I, II, III, IV and V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients in AeroLEF®, such as fentanyl, are listed by the DEA as Schedule II under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Further, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and, in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand. Manufacturers for this product are limited because only those holding a DEA license to manufacture Schedule II compounds may be considered.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a)	License Agreement between CIMAB and us dated May 3, 1995 as amended with respect to nimotuzumab; and

(b)
License Agreement between our Company, the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as CancerCare Manitoba, dated November 2, 2000 with respect to tesmilifene.

As we own AeroLEF®, there are no license terms.

We depend upon the license rights to the licensed products for commercialization of the licensed products. While we believe we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products is licensed from Cuba, a developing country. As is the case in many developing countries, the commercial and legal environment in Cuba is in a formative stage and may be subject to greater political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of their business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity, we will not necessarily be able to force CIMAB to comply with any judgment if CIMAB or the Government of Cuba refuses to comply.

We have advanced funds to our joint venture subsidiaries which we are only entitled to recover when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM License as amended. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2008, we have advanced $48.9 million to CIMYM BioSciences. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet and any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we rely upon research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that this will occur.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our products in development have been conducted by us and our sub-licensees in more than 20 countries including Canada, the United Kingdom, Japan, Germany, India, Russia and the US and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently license products and technologies from sources in Canada and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific organization in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from sale in the US unless the US Department of Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

Risks Related To Our Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we may have been a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will supply US Holders with the information that such US Holders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A. US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares. This discussion is qualified in its entirety by the section below entitled “Certain United States Federal Income Tax Considerations.”

We may not be able to obtain necessary funding from sales or license fees or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at June 30, 2008 we had cash and short-term deposits totalling $58.1 million and accounts payables and accrued liabilities of $2.0 million.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the TSX, AMEX and AIM. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Risks Related To Our Industry

If our pre-clinical and clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional pre-clinical and/or clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing pre-clinical and clinical trials and subsequent pre-clinical and clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. We consider our main competitors to be: Amgen, AstraZeneca, BMS, Roche, Genentech, Genmab, ImClone, Merck and OSI with respect to nimotuzumab. The main competitors, to our knowledge, for the AeroLEF® product are Cephalon, Inc., Endo Pharmaceuticals Holdings Inc., Akela Inc., Alexza Molecular Delivery Corporation, Javelin Pharmaceuticals, Inc. (formerly IDDS, Inc.), Barr Pharmaceuticals, Inc., CeNeS Pharmaceuticals plc and Alza Corporation.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products. The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe, or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to good manufacturing practices during production and storage, and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea, and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories. Trials of AeroLEF® have concluded a Phase I, IIa and IIb in Canada, a Phase II has been cleared for initiation in the US and a Phase III is currently being designed.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM is also being separately developed or tested in Argentina, China, Colombia, Cuba, India, and Peru, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act there is no assurance that the Company will be able to complete clinical testing in the US or obtain final regulatory approval in order to successfully commercialize our nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US and received clearance for this trial from the FDA in certain of these territories following the fiscal 2007 year end.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations although beyond our control could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, Italy, Japan, Korea, Germany, the US and the United Kingdom and numerous other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties, or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with nimotuzumab, AeroLEF® and tesmilifene. The following is a description of our key current and pending patents in connection with these drug products.

Nimotuzumab

CIMYM is the exclusive licensee for particular territories including the US under a patent estate that includes composition of matter coverage for nimotuzumab, and further includes coverage for nimotuzumab-based formulations and end-uses in the treatment of EGFr-dependent cancers. Patents are granted in the US, Europe, Japan, and Canada.

CIMYM’s key US patent, US 5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

There may also be risks related to nimotuzumab as our license originates from Cuba. Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

AeroLEF®

The AeroLEF® product is described in four patent families. We own key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opioid analgesic. North American coverage includes a reissued US patent and a Canadian patent. We own two US applications with counterpart PCT applications, expiring in 2024, claiming the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opioid and one sustained-effect opioid in the lungs to avoid the onset of side effects. A pending PCT application entitled “Stable Compositions” claims the manufacturing method and other physical characteristics of the formulation.

Tesmilifene

We are the exclusive licensee to patents and patent applications from the University of Manitoba for tesmilifene. Patents that claim the use of tesmilifene in combination with chemotherapeutic agents have been issued in the US, Europe, Japan, Canada and Australia. US patent 5,859,065 broadly claims the use of tesmilifene and structurally related analogs in combination with any chemotherapeutic agent for the treatment of any cancer. Although the twenty-year term of this patent expires in December 2010, we may take full advantage of patent terms extensions of up to five additional years granted under the Patent Term Restoration Act in the US. Other issued patents US 6,284,799 and US 5,747,543 expire in 2014 and 2015 respectively. In addition to these granted patents, patent applications relevant to the use of tesmilifene in neoadjuvant treatment are pending.

In addition to patent protection, we intend to rely upon the available term of data exclusivity in the US and other countries for NCEs. Furthermore, full advantage will be taken, if required by us, of the Orange Book provisions in the US and equivalent provision in Canada and other countries, as a means for delaying generic competition.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million (except for AeroLEF which has a limit of $5 million per claim and a policy aggregate of $5 million). We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

Item 4:	Information on the Company

A	History and Development of the Company

YM BioSciences Inc. was incorporated under the laws of the Province of Ontario on August 17, 1994 under the name “York Medical Inc.”. On February 7, 2001 we changed our name to “YM BioSciences Inc.” and on December 11, 2001 were continued into the Province of Nova Scotia under the NSCA.

Our head office and principal place of business is 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4; telephone (905) 629-9761. Our registered head office is 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, B3J 2X2; telephone: (902) 420-3200.

GENERAL DEVELOPMENT OF THE BUSINESS

We were founded in 1994 to acquire rights to develop drug products. We are principally focused on products for the treatment of patients with cancer.

In 1995, we secured our first drug licenses and our initial financing. We initially licensed a range of drug products and devices at various stages of assessment and development, including certain of our current anti-cancer products. In 1998, we concentrated our activities on anti-cancer products. We have used funds raised in our initial financing and subsequent financings to advance certain of our licensed drug products through clinical trials in Canada, the US, Europe and elsewhere, and to expand our portfolio of anti-cancer products by licensing additional cancer drug and cancer-related products in later stages of development. In addition, we have previously licensed certain drug products that were pre-clinical. See “Business Overview - Products in Clinical Development”.

We have three product candidates currently in the clinical stage of development:

•
NIMOTUZUMAB (previously known as TheraCIM hR3), a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor (“EGFr”), is designed to treat epithelial cancers and to be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has significantly improved the reported complete response rate to radiation in head-and-neck tumors and demonstrated clinical benefit in adult and pediatric glioma. The drug has reportedly been approved for sale in the People’s Republic of China (PRC) for nasopharangeal cancer and for head and neck cancer in Argentina, Colombia, India, and Peru. Certain of our rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries.

•
AeroLEF®, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, is being developed for the treatment of severe and moderate acute pain including cancer pain. AeroLEF® has been developed to provide both rapid onset and extended relief from pain while recognizing the need for interpersonal variability as well as inter-episode variability in the amount of drug needed. A 120-patient (99 randomized) Phase IIb trial reported positive results in 2007 and has been cleared by the US FDA to commence a US trial.

•
TESMILIFENE is a small molecule drug with multiple modes of action that demonstrated enhancement of the activity of traditional chemotherapy. On January 30, 2007, we stopped our pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer on the basis that an interim analysis of a Phase III trial in 723 women with advanced metastatic breast cancer indicated it was very unlikely significant differences in the overall survival rate would be shown between treatment arms. In January 2006 we entered into a collaborative agreement with Sanofi-Aventis to test tesmilifene together with Taxotere® in women with aggressive metastatic breast cancer. Thirty-three patients have been recruited - five patients in lead-in safety dose escalation group and 28 in the randomized crossover PK group. Pharmcokinetics data indicate only a minor interaction of tesmilifene with Taxotere® pharmacokinetics (a slight decrease in Cmax for Taxotere® in the presence of tesmilifene). Twenty-six of the 33 patients completed all eight cycles of 100 mg/m2 Taxotere® without dose reductions. Twenty-six of the 33 patients had Partial Response and four had Stable Disease. Overall Survival and Progression-free Survival data should be available by calendar year-end 2008. Whereas additional pre-clinical activity is ongoing regarding the mode of action of this molecule we have announced that it is our intention to not include this molecule in any further clinical development.

There is no indication of any public takeover offers by third parties in respect of YM’s shares or by YM in respect of other companies’ shares which have occurred during the last and current financial year.

A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our MD&A and in the notes to our consolidated financial statements included elsewhere in this annual report.

B	Business Overview

We are a biopharmaceutical company engaged in the development of products primarily for the treatment of patients with cancer. We own or in-license substances or products in order to advance them along the regulatory and clinical pathways toward commercial approval. Our licenses generally cover the major market countries of the developed world (including Canada, the US, Japan and Europe) or are world-wide. We use our expertise to manage and perform what we believe are the most critical aspects of the drug development process which include the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. We concentrate on drug development and do not engage in drug discovery, avoiding the investment of time and capital that is generally required before a compound is identified as appropriate for clinical trials. We have previously in-licensed certain preclinical products which have been relevant to our clinical programs. We both conduct and out-source clinical trials, and we out-source the manufacture of clinical materials to third parties.

Our current portfolio of products in active clinical development includes one anti-cancer agent (a monoclonal antibody) in a number of clinical trials currently targeting more than 10 different tumors and/or stages of cancer, and a proprietary, inhalation-delivery approach for fentanyl to treat acute pain including cancer pain. We also have a financial interest in two additional anti-cancer immunotherapies in pre-clinical development. We principally intend to license the rights to manufacture and/or market our drug products to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing or co-development rights to specific products. We intend to generally license the rights to manufacture and/or market our drug products to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy.

Business Strategy

We are principally focused on development of products for the treatment of cancer or cancer-related conditions. Our strategy is to in-license rights to promising products or acquire such products, further develop those products by conducting and managing clinical research trials and progressing the products toward regulatory approval, and, generally, sub-license or out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. We seek to use our product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand.

The main elements of our business strategy are described below:

Identification of Product Candidates: We directly perform scientific evaluation and market assessment of biopharmaceutical products and research developed by scientific/academic institutions and other biopharmaceutical companies. As part of this process, we evaluate the related scientific research and pre-clinical and clinical research, if any, and the intellectual property rights in such products and research, with a view to determining the therapeutic and commercial potential of the applicable product candidates.

In-Licensing: Upon identifying a promising biopharmaceutical product, we seek to negotiate a license to the rights for the product from the holder of those rights, the developer or researcher. The terms of such licenses vary, but generally our goal is to secure licenses that permit us to engage in further development, clinical trials, intellectual property protection (on behalf of the licensor or otherwise) and further licensing of manufacturing and marketing rights to any resulting products. This process of securing license rights to products is commonly known as “in-licensing”.

Further Development: Upon in-licensing a cancer-related product, our strategy is to apply our skills and expertise to progress the products toward regulatory approval and commercial production and sale in major markets. These activities include implementing intellectual property protection and registration strategies, performing or having performed for us, pre-clinical research and testing, the formulating or reformulating of drug products, making regulatory submissions, performing or managing clinical trials in target jurisdictions, and undertaking or managing the collection, collation and interpretation of clinical and field data and the submission of such data to the relevant regulatory authorities in compliance with applicable protocols and standards.

Out-Licensing: We generally plan to further license manufacturing and marketing rights to our licensed products to other pharmaceutical firms. This is commonly known as “out-licensing”. Under our business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. We expect that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees in addition to royalties on any sales of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of ours, we may retain co-development or marketing rights to particular products or territories. To date, we have out-licensed one of our products in certain European countries, two anti-cancer pre-clinical products to two wholly-owned subsidiaries of a US corporation, one product in Japan, one product in several jurisdictions in South East Asia and Africa and two products in South Korea. See “Business Overview - Licensing Arrangements - Out-Licensing”.

We actively search for new product opportunities using the relationships of our management and advisory team and continuous monitoring of the academic and biotechnology environment in cancer treatment developments. Our staff analyses and evaluates opportunities and continuously reviews them. In addition, we have existing rights of first refusal in certain of our existing license agreements for certain additional products and extensions to existing products. We intend to seek other in-licensing opportunities in pursuing our business strategy.

Cancer And Cancer Therapeutic Market

According to World Health Organization (WHO) (July 2008) approximately eight million people died from cancer globally in 2007, representing 13% of all deaths. The WHO projects that the annual global deaths from cancer will increase to 12 million by 2030. Globally, the cancers which contribute the most deaths are lung (1.4 million), stomach (866,000), liver (653,000), colon (677,000), and breast (548,000). Also, according to Surveillance Epidemiology and End Results (SEER 2008), it is estimated that 1.4 million new cancer cases will be diagnosed in the US in 2008. Cancer is the second leading cause of disease-related death in North America behind cardiovascular disease which it is predicted to surpass in the next few years. The principal reasons for this projection appear to be the aging population in more developed countries, environmental issues related to industrial development, and improvements in the treatment of cardiovascular disease. North America, Europe and Japan are currently the principal markets for cancer therapies because of the established healthcare and payer systems.

The principal types of cancer in the US, accounting for approximately 51% of the incidence of all cancers are lung (15%), breast (13%), prostate (13%), and colorectal (10%), according to SEER 2008 projections. These four types of cancer are also responsible for the highest combined mortality, accounting for approximately 50% of all cancer deaths in the US. Bladder, ovarian, brain and oral cancer, as well as lymphoma, leukemia and melanoma account for the majority of the balance of cancer deaths. The incidence of a particular cancer varies greatly between geographical areas, principally because of diet and habit.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer. Although there is an ongoing debate about the value of chemotherapeutics with regards to prolongation of life, their palliative value has resulted in significant improvements in quality of life for cancer sufferers. In addition, although the reason is not clearly understood, current cancer drugs are effective in only a subpopulation of individuals with the same disease. Notwithstanding this, revenues across seven major oncology markets were reported to be approximately US$34.6 billion in 2005 and are expected to increase to over US$45 billion (Datamonitor, 2006) by 2011. The use of cancer therapies is forecast to increase as diagnostic methods improve (as already demonstrated in prostate cancer) and, particularly, as more effective treatments are developed.

Numerous new approaches to cancer are currently in clinical trials. As targets become validated and technologies improve, research is beginning to yield therapeutic approaches that appear to be more effective than existing ones. Monoclonal antibodies were first described in 1978, and have now become commercially viable therapeutic products. The first approved (1998) in this category was Rituxan®. The Company is aware of only six naked monoclonal antibodies approved in the US for the treatment of cancer, Rituxan®, Campath®, Herceptin®, Avastin®, Erbitux® and Vectebix® although many more are in development A second approach to cancer treatment, therapeutic cancer vaccines, has been under development for many years, and the first such vaccine, Melacine®, was approved in 1999 in Canada.

We are also developing a novel formulation of an opioid, fentanyl, for the treatment of severe and moderate pain, including cancer pain. In the US cancer pain is suffered by more than 800,000 patients, according to Datamonitor 2006. We are aware of several other companies that are pursuing approaches to the delivery of fentanyl including Cephalon, Inc. (“Cephalon”), Endo Pharmaceuticals Holdings Inc. (“Endo”), Akela Inc. (“Akela”), Alexza Molecular Delivery Corporation (“Alexza”), Aradigm Corporation (“Aradigm”), Barr Pharmaceuticals, Inc. (“Barr”), CeNeS Pharmaceuticals plc (“CeNeS”) and Alza Corporation (“Alza”).

Product Portfolio

Our current portfolio of products includes two anti-cancer agents (a monoclonal antibody and a small molecule) in a number of trials currently targeting more than 10 different tumors and/or stages of cancer as well as a proprietary, inhalation-delivery approach for fentanyl to treat acute pain including cancer pain. We also have a financial interest in two additional anti-cancer immunotherapies. The Company’s only product in current clinical development involving a newer approach to the treatment of cancer is the novel monoclonal antibody, nimotuzumab. Another product, tesmilifene, is a chemical that has been clinically reported to enhance the activity of certain known chemotherapeutics although its subsequent clinical failure in 2007 makes its future development uncertain. The principal targets for our monoclonal antibody are of the most ubiquitous cancer indications, including non-small cell lung cancer, and colorectal cancer as well as head-and-neck cancer, brain cancers and certain indications with orphan drug designations. We expect, based on clinical trials done to date, to develop our clinical stage candidates beyond their respective initial indications.

Nimotuzumab

Background:

Nimotuzumab is a humanized MAb targeting the EGF receptor. The EGFr is present in high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. Nimotuzumab appears to block this binding, resulting in the potential for inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumor responses or clinical benefit have been reported when EGFr targeting agents are combined with other anti-cancer treatments. Our EGFr MAb is being developed to be administered alone, or in combination with other anti-cancer treatments.

Clinical Experience and Development Pathway:

Nimotuzumab is reported to have been administered to approximately 3,000 cancer patients worldwide and shown to be well tolerated. The product has been cleared for use in numerous clinical trials by various regulatory agencies including the EMEA, Health Canada and the FDA. Nimotuzumab is reportedly approved for sale for the treatment of certain cancers in Argentina, China, Colombia, Gabon, India, Peru, and the Philippines. Trials that were or are being conducted with the drug include:

(a)	Phase I safety and PK/PD trial in 12 patients with epithelial-derived cancers conducted by CIMAB and completed in 2004.

(b)	Phase I PK/PD trial in 10 patients with locally advanced, unresectable head and neck cancers receiving nimotuzumab + radiation, conducted by CIMAB. The study was completed in 2005.

(c)
Phase I pharmaco-dynamic study by CIMYM in heavily pre-treated patients with solid tumors. The study investigated EGFr-related signalling in tumor and skin biopsies before and after treatment with 100, 200, 400 and 800 mg doses of nimotuzumab. Of the 16 evaluable patients enrolled in the trial, confirmed stable disease was reported in six patients, a confirmed partial response in one patient and prolonged progression-free status observed in three patients. The study was completed in 2006.

(d)
Phase I clinical trial of nimotuzumab monotherapy for the treatment of solid tumors conducted by Daiichi Sankyo Inc. in Japan, in 13 patients with various solid tumors to evaluate the safety of nimotuzumab in the Japanese population. The best response was stable disease in 11 of the 13 patients. There were no SAEs. The study was completed in 2007.

(e)	Phase I trial in metastatic pancreatic cancer in combination with chemotherapy to study PD conducted by Oncoscience study. The study included six patients. The study was completed in 2007.

(f)
Phase I safety, PK/PD and MTD trial in 15 patients with stage III breast cancer receiving nimotuzumab and chemotherapy, conducted by CIMAB; The study is ongoing, with 13 patients included up to August 2008.

(g)
Phase I safety, PK/PD and MTD trial of nimotuzumab + chemotherapy in up to 15 patients with transarterial immunochemoembolization in hepatocellular carcinoma conducted by CIMAB; The study is ongoing, with nine patients included up to August 2008.

(h)
In March 2006, the FDA cleared the use of nimotuzumab as a monotherapy in the treatment of a child with advanced glioma under an investigator-initiated IND. A total of eight investigator-initiated or compassionate use patients have been treated up to the date of this form.

(i)
Phase I/II trial in patients with locally advanced, unresectable head and neck cancers conducted by CIMAB enrolled 24 fully evaluable patients receiving nimotuzumab with radiation. This trial demonstrated a greater than 60% complete response rate compared to approximately 30% complete response rate historically expected with radiation alone. The study was completed in 2001.

(j)
Phase I/II trial in Canada and Korea in patients with stage IIb, III and IV NSCLC, who are not sufficiently fit to tolerate the standard chemotherapy regimen, conducted by CIMYM and Kuhnil Pharmaceutical Co., Ltd. The study is designed to assess safety, response rate and survival in these patients. The CIMYM study was completed in 2007. This study enrolled 18 patients in Canada: partial response rate was observed in eight patients (44.4%), stable disease in eight and progressive disease in two. The disease control rate was 88.8%. Preliminary data in the Korean arm, in which recruitment was completed in 2007, from 16 patients resulted in partial response in seven of them and stable disease in eight within the radiation field. There was a response rate of 46.7% and a disease control rate of 100.0%.

(k)
Phase I/II safety, PK/PD and MTD trial of nimotuzumab plus chemotherapy in up to 15 patients with liver metastasis from colorectal cancer conducted by CIMAB. The study is ongoing, with one patient included up to August 2008.

(l)
Phase II clinical trial in patients with locally advanced head and neck cancer designed to evaluate safety and efficacy in this indication. The study was completed in 2003. Complete tumor response was observed in 17 out of 24 evaluable patients and 14 patients are still alive more than 5.5 years after the start of the study, conducted by CIMYM.

(m)
Phase II pivotal trial conducted by CIMAB and Biotech Pharmaceuticals Limited (China) assessing efficacy and safety of nimotuzumab combined with radiation compared to radiation alone in locally advanced Stage III-IV nasopharyngeal carcinoma, a subset of head-and-neck cancer.  Of the 130 patients in the intent-to-treat analysis, those in the combination arm had a 90.6% complete response rate compared to 51.5% in the radiation-alone group. The study was completed in 2005.

(n)
A Phase II randomized, four-arm safety and efficacy trial in 92 patients with locally advanced head and neck cancers comparing nimotuzumab + chemotherapy + radiation to chemotherapy + radiation and nimotuzumab + radiation to + radiation, conducted by Biocon Biopharm Pvt. Ltd. The study was completed in 2005. There were 76 evaluable patients. The study demonstrated 90% of complete response in the antibody-chemotherapy-radiation arm and 70.59% in the antibody-radiotherapy arm, with objective responses of 100% and 76.47% respectively.

(o)
Phase II study in first-line high grade gliomas of 24 adult patients, to evaluate efficacy and safety of nimotuzumab in combination with radiotherapy. This study was conducted by CIMAB and showed complete responses in the 16.7% of patients, PR 20.8%; SD 50%; PD 12.5%; with an overall median survival of 18.1 months. The study was completed in 2005.

(p)
Phase II study in pediatric patients with progressive high grade gliomas conducted by Oncoscience. The trial demonstrated a 38% clinical benefit rate in 45 evaluable patients. This included two partial responses in a patient population where no such responses had previously been documented. The study was completed in 2006.

(q)
Phase II clinical trial in metastatic pancreatic cancer in combination with chemotherapy for evaluating dose escalation, PK, safety, conducted by Oncoscience. The study was completed in 2006 with 65 patients.

(r)
Phase II randomized trial in patients with locally advanced head and neck cancers conducted by CIMAB. The study was designed to assess local control, safety and survival in 112 patients receiving either nimotuzumab + radiation or radiation alone. The study was completed in 2007.

(s)
Phase II randomized trial of nimotuzumab + radiation vs. radiation alone in 30 patients with brain metastases from NSCLC, to evaluate efficacy and quality of life, conducted by CIMAB. The study is ongoing with 29 patients included up to August 2008.

(t)
Phase II trial investigating nimotuzumab in colorectal cancer patients who have failed previous irinotecan-containing regimens. The single-arm trial conducted by CIMYM enrolled 61 patients in Canada who were treated with irinotecan plus nimotuzumab. The study was completed in 2008. There were fifty-eight evaluable patients. The prospective primary endpoint was objective tumor response rate (RR), secondary endpoints included overall survival, the rate and duration of stable disease, and progression free survival (PFS). The objective response rate was of 3.4%; disease control rate 50%, (27 patients stable disease; two patients partial response). The Median PFS was 12 weeks. The median overall survival was 9.3 months.

(u)
Phase II randomized trial of nimotuzumab + chemotherapy vs. chemotherapy alone designed to evaluate efficacy and safety in 70 patients with hormone refractory prostate cancers, conducted by CIMAB. There were 62 patients included up to August 2008.

(v)
Phase II randomized trial of nimotuzumab + radiation + chemotherapy vs. radiation + chemotherapy designed to evaluate efficacy and safety in 68 patients with esophageal cancers, conducted by CIMAB. There were 59 patients included up to August 2008.

(w)
Phase II randomized trial of nimotuzumab + radiation vs. radiation alone in 80 patients with high grade malignancy astrocytic tumors conducted by CIMAB. The study is designed to assess survival, local control and safety. The study is ongoing, with 67 patients included up to August 2008.

(x)
Phase II trial investigating nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma (DIPG), a form of inoperable, treatment-resistant brain cancer. This study is being conducted by YM BioSciences USA Inc. and includes leading US pediatric clinical centers. The single-arm trial will enrol 44 patients with DIPG who will be treated with nimotuzumab as monotherapy. The study is ongoing, with seven patients included up to August 2008.

(y)
Phase II pediatric trial with first-line brain stem glioma conducted by CIMAB. Monotherapy with nimotuzumab to evaluate survival, local control and safety. The study is ongoing. The study will enroll 47 patients and has five patients included up to August 2008.

(z)
Phase II trial, induction and maintenance therapy in combination with radiotherapy and temozolomide in 58 patients with glioblastoma multiforme (Grade 4 astrocytoma). It is an evaluation of efficacy and safety. The study is being conducted by Biocon Biopharm Pvt. Ltd. The study is ongoing, with 40 patients included up to August 2008.

(aa)
Phase II study in 37 patients with locally advanced, non-resectable SCCHN. The study is ongoing. The study is being conducted by the National Cancer Center of Singapore and sponsored by Innogene Kalbiotech. It is non-randomised, nimotuzumab plus chemoradiation. The study will evaluate response rates as primary endpoint and progression-free survival and toxicity as secondaries. There were three patients included up to June 2008.

(bb)
Phase II trial, nimotuzumab in combination with chemotherapy in 110 patients with Stage IIIb/IV non-small cell lung cancer (NSCLC), conducted by Biocon Biopharm Pvt.Ltd., to evaluate efficacy and safety. The study is ongoing.

(cc)
Phase IIb/IIIa study in 188 patients with locally advanced or metastatic pancreatic cancer who will be treated with either gemcitabine plus nimotuzumab or gemcitabine plus placebo conducted by Oncoscience.  The primary end-points for this trial are time to tumor progression and overall survival with quality of life and response rate among the secondary endpoints. There were 40 patients included up to August 2008.

(dd)
Phase III single arm pediatric trial of nimotuzumab in combination with radiation in 40 patients newly diagnosed with DIPG. The trial was conducted by Oncoscience in several European countries and intended to serve as a registration trial in EMEA countries. Enrolment was completed in 2007. Median progression free survival was reported as 5.9 months, median overall survival was 9.7 months.

(ee)
Phase III study in which nimotuzumab and the current standard of care is compared to the current standard of care in 148 patients with glioblastoma multiforme (GBM), conducted by Oncoscience. The primary end-point for this first-line trial is progression-free survival with response rate and symptom control among the secondary endpoints. The study is ongoing, with 45 patients included up to August 2008.

(ff)
Phase IV study on head and neck. Post-marketing study conducted by Biocon Biopharm Pvt.Ltd. on the use of nimotuzumab plus chemoradiotherapy. The study is ongoing and is to include 150 patients of which 134 were included up to August 2008.

Several more trials are in planning stage but have not yet received regulatory clearances.

Regulatory Matters

In July 2004, nimotuzumab was designated an orphan drug for glioma by EMEA.

In November 2004, nimotuzumab was designated an orphan drug for glioma by the FDA in the US.

In April 2005, we were advised that nimotuzumab was approved for sale in China.

In June 2006, we were advised that India’s health regulatory body, The Drug Control General, had granted initial marketing approval to nimotuzumab for the treatment of head-and-neck cancers.

In September 2006, YM USA received a Special License from OFAC for the importation of nimotuzumab for a US trial in pediatric pontine glioma.

In October 2007, we were advised that nimotuzumab was approved for sale in Ukraine.

In October 2007, we were advised that an application for marketing approval for nimotuzumab was submitted to EMEA.

In June 2008, we were advised that nimotuzumab was designated an orphan drug for pancreatic cancer by EMEA.

In August 2008, we were advised that nimotuzumab was approved for sale in the Philippines.

Manufacturing:

CIMAB supplies nimotuzumab to facilitate the clinical development of these products. The license agreement with CIMAB requires that CIMAB will manufacture and supply, or will contract for the manufacture and supply of, commercial quantities of nimotuzumab in accordance with the then-current licensing agreements at such time and stage of product development as commercial quantities of these products are required. There is a risk that CIMAB may experience difficulties obtaining or producing commercially viable quantities of these products. Product from CIMAB’s manufacturing plant has been cleared for use in clinical trials in Canada, Europe, the USA and Japan amongst others. The plant operates according to GMP principles and its cGMP compliance status has been reviewed on behalf of the Company by industry experts and was inspected and approved by the Paul Erlich Institute (PEI) that is responsible for approvals of biological manufacturing facilities in Germany. The PEI approval covers 300, 500 and 1000 litre fermenters. The manufacturing facility has to continue to meet GMP standards in order to supply product for commercial use and, should the 2007 application to EMEA proceed beyond the review process, an inspection from the EMEA would be expected. In 2007, CIMAB’s manufacturing process was accepted by Health Canada for commercial scale manufacturing.

Our license agreement for nimotuzumab contemplates the manufacturing of the product by CIMAB or a supplier contracted by CIMAB. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB. See “Business - Licensing Arrangements”.

Marketing:

Nimotuzumab is licensed by us from a Cuban source, CIMAB, and as such is likely to be prohibited from sale in the US unless OFAC issues a license or the US embargo against Cuba is lifted. YM USA has received a special license from OFAC to import nimotuzumab for a clinical trial that has been cleared by the FDA to proceed.

Intellectual Property:

CIMYM is the exclusive licensee for the many market territories, including the US. The patent estate includes coverage for the composition of matter, claiming the amino acid sequence of the nimotuzumab and variants thereof, and end-uses in the treatment of EGFr-dependent cancers. Patents are granted in the US, Europe, Canada, and Japan. The patents US5,891,966 and US6,506,883 expire November 2015.

We are aware of US5,770,195, a patent granted to Genentech, for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. We are also aware of US patents granted to others in this field. In April 2001 Rorer International (Overseas) (“Rorer”) was issued the US6,217,866 (“866 patent”) which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. We believe that the Rorer patents were exclusively licensed to ImClone. A counterpart patent has been granted in Europe. We have filed an opposition to the grant of the European patent. The opposition proceedings in Europe were suspended pending the outcome of cases in the U.K. and Germany related to inventorship claims filed by Yeda Research and Development Corporation, Ltd. (“Yeda”). Those cases have culminated in a title transfer to the current co-owners, Yeda and Aventis (the successor of Rorer). We do not know when the opposition proceedings against that European patent will resume. On the related US patent a September 19, 2006 decision in the US District Court of Southern New York granted sole inventorship of the ‘866 patent to scientists from Weizmann Institute of Science (Rehovet, Israel) represented by Yeda. Yeda now has the right to grant non-exclusive licenses in the US. In addition, we are aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors. ImClone has also filed a US and PCT applications covering the use of EGFr MAbs to treat patients having tumors that do not respond to treatment with conventional therapies. We continue to monitor ImClone’s pending radiation-related patent applications. A European patent application claiming the use of radiation in combination with tyrosine kinase receptors was withdrawn due to prior art brought to the attention of the examiner by YM, interalia. We plan on vigorously challenging ImClone’s claims in respect of the radiation-related patent applications by having filed additional prior art in Canada and Japan.  The outcome of these challenges cannot be predicted, and there can be no assurance that we will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.   If our challenges are not successful, this may have a material adverse effect on our business. We are also aware of a European patent, EP1058562, granted to the University of Pennsylvania and relating to compositions and methods for treating tumors. YM and others have filed oppositions to the grant of this patent, and now await preliminary ruling of the oppositions board before taking matters further.

The manufacturing of nimotuzumab may fall within the scope of process patents owned by PDL BioPharma Inc., Genentech, and the Medical Research Council of the United Kingdom. We are aware that some of these process patents are currently being challenged by companies other than us. In the event any of the applicable process patents are upheld, we believe we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance of this.

Competitive Position:

To our knowledge, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to our efforts include Amgen, Genmab, ImClone/BMS, and Merck, amongst others.

We understand that OSI, in concert with Genentech and Roche, and AstraZeneca, have small molecules designed to target the tyrosine kinase domains of EGF receptors. We understand that Iressa(R), from AstraZeneca, has been approved in thirty-five countries, including Japan and the US for third line monotherapy of NSCLC. OSI reported that it has positive survival data in a Phase III monotherapy study in refractory lung cancer. TARCEVA® monotherapy is now approved for the treatment of patients with locally advanced or metastatic NSCLC. In addition, TARCEVA® in combination with gemcitabine is approved for the first-line treatment of patients with locally advanced, unresectable or metastatic pancreatic cancer.

OSI’s product, Tarceva®, is in co-development with Roche and Genentech and is reported to be in numerous trials in various indications, including Phase III trials in ovarian cancer, colorectal cancer, and NSCLC (1st line and adjuvant). TarcevaTM has been approved in the US for NSCLC. See “Competition”.

We understand that Erbitux(R), developed by ImClone/BMS and Merck, is approved in the US, Canada, Japan, Germany, Austria, Australia, and Switzerland for metastatic colorectal cancer in combination with irinotecan in irinotecan-refractory patients. Management understands that Erbitux(R) is under review by other regulatory agencies including EMEA for this and additional indications.

AEROLEF®

Background:

AeroLEF® is a proprietary formulation of fentanyl, an opioid analgesic, that is administered by inhalation and permits self-titration by patients. The development of AeroLEF® as a combination of pulmonarily-delivered free and liposomal dosage form takes advantage of (1) the lung’s large absorptive surface and thin barrier to absorption to permit rapid transport of the free fentanyl fraction (loading dose) into the systemic circulation and (2) the capacity of liposomes to function as reservoirs for the regulated release over time of the encapsulated fentanyl. AeroLEF® is being developed to provide both rapid and extended opioid analgesic levels for patients with severe and moderate acute pain and, eventually, breakthrough cancer pain.

Clinical Experience:

The clinical experience with AeroLEF® includes two Phase I studies with healthy volunteers, one completed Phase II acute pain study in post-surgical patients carried out in Canada, one Phase IIb randomized trial in 120 patients (99 randomized, 21 open label) under IND submissions approved by Health Canada and clearance by the FDA in June 2007 to initiate a Phase II trial in the US.

The preliminary results of a Phase II acute pain study using AeroLEF® as the primary postoperative analgesic were reported at the annual meeting of the American Society of Anesthesiologists in October 2004. The study involved a unique “dose-to-effective-analgesia” following patient-controlled administration of AeroLEF® as the primary analgesic treatment in adult patients experiencing severe and moderate pain following elective orthopedic surgery. This Phase II study demonstrated that 95% of patients successfully achieved analgesia via self-titration with AeroLEF® as the primary medication. Eighteen (18) subjects rapidly achieved perceptible analgesia soon after commencing nebulization (median 2.7 min) and continued self-titration to a median time to effective/adequate analgesia of 17 minutes.

On August 30, 2005 YM received clearance from Health Canada to initiate a randomized Phase IIb study with AeroLEF®, the first patient was recruited in January 2006, the final patient in March 2007 and, in May 2007, the trial succeeded in meeting its primary endpoint – the Summed Pain Relief plus Pain Intensity Difference (SPRID).

In January 2008 the FDA issued a “clinical hold” on the development of AeroLEF® in the US and the restriction was subsequently lifted in June 2008 permitting a phase II study.

Manufacturing:

The AeroLEF® formulation is manufactured through a controlled process that has been developed to produce a specific ratio of liposome encapsulated fentanyl to free fentanyl in combination. AeroLEF® clinical product supply for the two Phase I studies and the Phase IIa study was produced by a manufacturer based in the Netherlands. During 2004, the manufacturing process was transferred to a company located in Ontario, Canada. AeroLEF® drug product produced at the Canadian manufacturer was used in the Phase IIb trial, and is expected to be used for future clinical trials and other development activities. The manufacturing of AeroLEF® has been successfully transferred to a second manufacturing source in the US which may provide pivotal trial material and future commercial supply. Fentanyl, the active pharmaceutical ingredient in the AeroLEF® formulation, is commercially available from multiple vendors holding Drug Master Files (DMF) with the FDA and licensed to synthesize controlled substances.

Intellectual Property:

The AeroLEF® product is described in four patent families. We own key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opioid analgesic. North American coverage includes a reissued US patent and a granted patent in Canada. We own two US applications with counterpart PCT applications, expiring in 2024, claiming the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opioid and one sustained-effect opioid in the lungs to avoid side effects. A pending PCT application entitled “Stable Compositions” claims the manufacturing methods related to liposomal composition and other physical characteristics.

We are aware of US patents owned by Phares Pharmaceutical Research NV related to liposome compositions. These patents expire in 2008 and 2009 and are not expected to hamper our commercial activities.

Competitive Position:

The opioid analgesic market which includes products based on morphine, fentanyl, oxycodone, or hydromorphone is currently dominated by several pharmaceuticals companies such as Johnson & Johnson Inc., Abbott Laboratories, Baxter International Inc., AstraZeneca, Purdue Pharma L.P., Cephalon, Inc., and Endo Pharmaceutical Holdings Inc. The fentanyl segment of the opioid analgesic market includes three approved routes of administration:

(a)	intravenous administration of fentanyl citrate available as generic products from various suppliers

(b)	transdermal administration via the Duragesic® patch and Ionsys® patch

(c)	transmucosal administration via the Actiq® lollipop and Fentora®

Several competitors are developing non-invasive alternatives for enhanced delivery of fentanyl, including Endo (Rapinyl for sublingual delivery), BDSI (BEMA for buccal delivery), Archimedes (intranasal delivery), Sosei (sublingual spray), Alexza (pulmonary delivery) and Akela (pulmonary delivery). All the competitors, to our knowledge, will deliver fixed dosage forms of the drug.

Tesmilifene

Background:

Tesmilifene is a small molecule drug with multiple modes of action that appears to enhance the activity of traditional chemotherapy agents. Its chemical designation is N,N-diethyl-2-[4-(phenylmethyl)phenoxy]ethanamine hydrochloride. It has demonstrated synergistic effects with anthracyclines in late-stage clinical trials and with taxanes, 5-FU vinca alkaloids and platins in earlier-stage clinical and pre-clinical studies.

Intellectual Property:

We obtained an exclusive license to patent rights covering tesmilifene from the University of Manitoba. Aspects of tesmilifene, including its anti-cancer and cytoprotective uses, are the subject of patents that have issued in the US, Europe, Japan, Canada and Australia.

The patent estate comprises numerous layers of patent protection. A key patent among these is US Patent No. 5,859,065 claiming the use of tesmilifene, including certain structural analogs, in combination with any chemotherapeutic agents for the treatment of any cancer. The twenty year term of this patent expires in 2010. Still other issued patents US 6,284,799 and 5,747,543, expire in 2014 and 2015 respectively. It is anticipated that tesmilifene will qualify for patent term extension under the Patent Term Restoration Act which could provide additional protection of up to five years. We intend to take full advantage of the available term extension.

In addition, international patent applications are pending based upon our clinical development program. This series of patent applications focused on the survival advantage demonstrated following the analysis of the earlier phase III trial and relates to the selection of patient populations that will most benefit from the chemopotentiating and cytoprotective properties of tesmilifene. Patents that result from these filings should expires in 2022 in the US and other major markets.

Development Status

On January 30, 2007, following a review by the Data Safety Monitoring Board (DSMB) of patients enrolled in 723-patient Phase III randomized trial of tesmilifene and doxorubicin, the trial was stopped because it was very unlikely significant differences in overall survival would be shown between treatment arms as the data matured.

In January 2006 we entered into a collaborative agreement with Sanofi-Aventis to test tesmilifene together with Taxotere® in women with aggressive metastatic breast cancer. Thirty-three patients have been recruited - five patients in lead-in safety dose escalation group and 28 in the randomized crossover PK group. Pharmcokinetics data indicate only a minor interaction of tesmilifene with Taxotere® pharmacokinetics (a slight decrease in Cmax for Taxotere® in the presence of tesmilifene). Twenty-six of the 33 patients completed all eight cycles of 100 mg/m2 Taxotere® without dose reductions. Twenty-six of the 33 patients had Partial Response and four had Stable Disease. Overall Survival and Progression-free Survival data should be available by calendar year-end 2008.

Whereas additional pre-clinical activity is ongoing regarding the mode of action of this molecule we have announced that it is our intention to not include this molecule in any further clinical development.

Clinical, Pre-Clinical And Basic Research

We design, fund and manage clinical and some pre-clinical research, and may support, but do not conduct, basic research. We manage the development of products that we in-license through our own team of clinical, regulatory, licensing and business development executives and through a number of research and medical collaborations. We are responsible for filing applications with the relevant authorities for regulatory approval for clinical trials and conduct, or have conducted on our behalf, clinical trials to progress products in development toward regulatory approval and possible out-licensing for commercial sale. Our current licenses generally provide that we will conduct, or cause to be conducted, the tests and clinical studies necessary to progress products in development toward regulatory approval with a view to obtaining the approval for sale of the licensed drug from appropriate regulatory authorities. We, and/or our licensees, have received regulatory clearances for clinical trials in a number of countries, including in Canada, the US, the United Kingdom, Europe, Japan, Korea, Singapore, and South Africa from Phase I through Phase III. Some basic research is conducted at the facilities of our licensors, and we pay for certain amounts of this research.

Licensing Arrangements

In-Licensing

Licenses For Nimotuzumab

In May 1995, YM acquired an exclusive, sub-licensable license (as amended, the “1995 CIMYM License”) from CIMAB, acting on behalf of CIM, to products for passive immunotherapy of cancer directed toward EGF and EGFr as targets, including hR3, a humanized MAb targeting the EGFr. CIMAB is the company responsible for the commercialization of products developed at CIM. The 1995 CIMYM License is in respect of Europe, Canada, the US, Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. As a term of the 1995 CIMYM License, YM has a right of first refusal with respect to licensing any other products derived from the EGF and EGFr programs of CIMAB except its anti-EGFr monoclonal antibody for psoriasis in Europe.

Pursuant to the 1995 CIMYM License, in 1995 we incorporated CIMYM and assigned the 1995 CIMYM License to CIMYM. Pursuant to the terms of the 1995 CIMYM License, CIMAB acquired a 20% equity interest in CIMYM as partial consideration for the 1995 CIMYM License. In addition to that 20% equity interest in CIMYM, CIMAB is entitled to receive 10% of net revenues received by CIMYM. In addition, YM and CIMYM, pursuant to the terms of the 1995 CIMYM License, paid US$2,750,000 for certain product development costs for nimotuzumab and US$330,000 for certain product development costs for RadioTheraCIM.

The terms of the 1995 CIMYM License provide for CIMYM to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 1995 CIMYM License with respect to that product. In addition, the 1995 CIMYM License provides that, where commercially reasonable, CIMYM shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 1995 CIMYM License, CIMAB has the right, subject to certain terms and conditions, to supply the related drug substances (i.e., nimotuzumab) for commercial sale. CIMAB shall sell the product manufactured by it in Cuba to CIMYM at 85% of the sales price that CIMYM sets for the sale of the product to sub-licensees, thereby entitling CIMYM to the 15% difference. CIMYM shall use its best efforts to obtain a sub-license agreement in which CIMAB retains the right to manufacture the product. YM will be responsible for any failure of CIMYM to fulfill its obligations under the 1995 CIMYM License. This license agreement shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by either party because of a default by the other party, or by CIMYM with written notice within 90 days after the end of a stage of pre-clinical trials or after each stage of clinical trials.

As at September 30, 2004 we had advanced US$24 million to CIMYM and CIMYM (Barbados), collectively, for the licensing and development of the products licensed by CIMYM. We were given the right to recover all funds advanced to CIMYM and CIMYM (Barbados), collectively, from either CIMYM and CIMYM (Barbados). To the extent that the net revenues of CIMYM are less than or equal to the advanced amounts, we are only permitted to recover such advances from 30% of the net revenues. At this time none of the advances have been repaid. There have been no revenues to date.

On June 30, 2006 CIMYM amalgamated with CIMYM (Barbados) to form CIMYM BioSciences Inc., an Ontario company. CIMAB owns equity a 20% interest in CIMYM BioSciences and is entitled to receive 10% of net revenues received by CIMYM. We have agreed to negotiate in good faith a further 10% equity interest in CIMYM BioSciences to CIMAB such that we would then own a 70% equity interest and CIMAB would own a 30% equity interest in CIMYM BioSciences.

Licenses For AeroLEF®

The technology related to AeroLEF® formulation and delivery is owned not licensed.

License For Tesmilifene

In November 2000, YM was granted an exclusive worldwide license by the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation (now CancerCare Manitoba) (the “Original Licensor”) for all products and formulations of tesmilifene pursuant to which the Company undertook the responsibility for the clinical development of the product and its commercialization.

We must pay to the Original Licensor a specified minority percentage of revenues received from sub-licensing the product, after our recovery of certain specified development and attributed overhead costs. If we manufacture and sell tesmilifene itself rather than through sub-licensing, we must pay a specified lesser minority percentage of net sales, after our recovery of certain specified development and attributed overhead costs, to the Original Licensor. We believe these royalties are consistent with general industry practice for similar arrangements. No royalties have been paid to date, and future royalties cannot be quantified because they are dependent on net sales, net royalties and net revenues which have not yet materialized. There can be no assurance as to if or when we may sell the licensed product nor enter into sub-licensing arrangements for the product. We may sub-license the product. This license agreement shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by either party because of a default by the other party, by either party if the other party enters into liquidation or reorganization proceedings or receivership or bankruptcy, or by YM on 90 days written notice if there are no sub-licensees. In 2003, we acquired certain additional patent rights related to a method of selecting patients demonstrating an enhanced survival benefit. Vincent Research and Consulting transferred assignment of the patent applications in exchange for a small share of YM’s future royalty revenues. We do not consider the agreement with Vincent Research and Consulting to be material to us as of the date hereof.

Nimotuzumab

On November 12, 2003, our subsidiary, CIMYM (now CIMYM BioSciences), licensed the rights for nimotuzumab (known as “Theraloc” in Europe) in most of Europe to Oncoscience of Germany. Under the terms of the agreement, CIMYM BioSciences is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to development or sublicensing of the product and as a royalty on initial net sales. After CIMYM BioSciences has received US$30 million, CIMYM BioSciences continues to receives royalties on net sales but at a lesser percentage. Oncoscience has agreed to use diligent and reasonable efforts to develop and commercially exploit nimotuzumab in the licensed territory. No amounts or royalties have been received as of the date hereof by CIMYM BioSciences from Oncoscience, since no sublicensing fees or net sales amounts have been received by Oncoscience. This license agreement may be terminated by either party in the event of specified breaches and insolvency events, if a Phase II trial of nimotuzumab has not commenced in Europe within two years of licensing, or if certain regulatory approvals for marketing nimotuzumab in Europe have not been obtained within five years. In addition, Oncoscience may terminate the agreement at any time on 90 days notice.

In May 2005, we licensed the rights to nimotuzumab in South Korea to Kuhnil. They formed a joint development team to oversee the expansion of the development program for nimotuzumab, its monoclonal antibody against the EGF receptor, for a specific population of patients with non-small cell lung cancer. Kuhnil will fully fund development costs and will provide up-front, milestone and royalty payments.

On October 31, 2005, IGK, a subsidiary of P.T. Kalbe Farma TBK of Jakarta Indonesia paid CIMYM BioSciences Inc. a license fee of US$1,000,000. The agreement also entitles the CIMYM BioSciences Inc. to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

In July 2006, CIMYM BioSciences licensed development and marketing rights for nimotuzumab in Japan to Daiichi Pharmaceutical Co., Ltd., a wholly owned subsidiary of Daiichi Sankyo Co., Ltd., one of Japan’s largest pharmaceutical companies. Under the agreement, CIMYM BioSciences will receive an up-front payment of US$14.5 million and significant milestone payments at certain states of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory. Daiichi will develop nimotuzumab for the Japanese market in several cancer indications.

Out-Licensing

We generally plan to out-license our licensed drugs to pharmaceutical companies for manufacturing and marketing under license, although we may retain co-development or marketing rights if management considers it appropriate to do so. Under our business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. We expect that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees and royalties on the sale of the product. We believe this model is consistent with current biotechnology and pharmaceutical industry licensing practices.

Our objectives in seeking to out-license products include:

•	obtaining long term revenue streams from royalty payments on the sale of the products;

•	providing access to the resources and experience of large pharmaceutical companies;

•	obtaining up-front payments for product sub-licensing rights; and

•	minimizing development expenditures through cost sharing programs (especially late-stage clinical trials and regulatory approval applications).

We believe that out-licensing arrangements could be attractive to pharmaceutical corporations because they would provide the prospective partner with access to new products without the initial research risk or earlier clinical development costs. Since partners are expected to be sought only at the later stages of a product’s development, we anticipate that prospective licensees would view our products as having a reduced risk of failure to achieve regulatory approval.

We do not intend to develop our own manufacturing, marketing or distribution programs although we may wish to participate in ownership of manufacturing facilities if appropriate opportunities become available. We intend to remain principally focused on the identification, further development and commercialization of in-licensed products.

Regulatory Approval

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other territories, including the US, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in Canada is Health Canada, and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in either Canada or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labelling.

None of our products has been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our in-licensed products. To date we have obtained various regulatory approvals to develop and test our in-licensed products. Currently we are conducting an international Phase III trial of tesmilifene in metastatic and recurrent breast cancer in 700 patients. We have received regulatory approvals for the tesmilifene study in several countries, including Canada and the US, and approval is pending in a few other countries. In addition, nimotuzumab has been designated an orphan drug in Europe and by the FDA in the US. See “Products in Clinical Development”.

Canadian Approval Process

The manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada and the countries to which YM has rights for the licensed products. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act.

Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by Health Canada. Outside Canada, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required by Health Canada.

The Canadian Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The principal activities which must be completed prior to obtaining approval for marketing of a therapeutic drug product are essentially the same in Canada as in most major markets of the world and are as follows:

Pre-clinical Animal Studies. Pre-clinical studies are conducted in animals to test pharmacology and toxicology and to do formulation work based on in vivo results.

Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans for its safety (toxicity), dose tolerance and pharmacokinetic properties.

Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the efficacy of a product in patients having the disease or medical condition for which the product is indicated. These trials also serve to further identify side effects and risks in a larger group of patients.

Phase III Clinical Trials. Phase III clinical trials involve “conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) in a controlled and/or uncontrolled environment to gather information about clinical safety and efficacy.” These trials also generate information from which the overall benefit-risk relationship of the drug can be determined and provide a basis for drug labeling.

Two key factors influencing the progression of clinical trials are the rate at which patients can be recruited into clinical trials and whether effective treatments are currently available for the disease the drug is intended to treat. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available, as well as alternate research studies.

A Clinical Trial Application must be filed and accepted by either the Therapeutic Products Directorate (“TPD”) or the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada before each phase of human clinical trials may begin. The CTA application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the CTA application. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on chemistry and manufacturing methods must be presented. Health Canada conducts inspections to determine compliance with GMP. Good manufacturing practices and quality control procedures must be in place.

Upon completion of all clinical studies, the results are submitted to the TPD or BGTD as part of a New Drug Submission (“NDS”). A notice of compliance (“NOC”) which permits marketing of the product typically takes between 12 and 24 months from the date a NDS is submitted.

Even after marketing approval has been obtained, further studies may be required to provide additional data on safety and efficacy in order to gain approval for the use of a drug as a treatment for clinical indications other than those for which the product was initially tested. Also, Health Canada conducts post-market surveillance programs to monitor a product’s side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or efficacy problem involving an approved drug or medical device may result in Health Canada action requiring withdrawal of the product from the market.

US Approval Process

In the US, the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to ensure that all medications on the market are safe and are effective. The FDA’s approval process examines potential drugs; only those that meet strict requirements are approved.

The U.S food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the US follows.

Stage 1: Preclinical Research After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted to the FDA in an Investigational New Drug Application. The FDA reviews information in an IND Application and decides if the drug is safe to study in humans.

Stage 2: Clinical Research In Stage 2, the experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I Clinical Studies. Phase I clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the drug will treat are not tested at this stage. Ultimately, Phase I studies demonstrate how an experimental drug affects the body of a healthy individual. Phase I consists of a series of small studies consisting of “tens” of volunteers. Tests are done on each volunteer throughout the study to see how the person’s body processes, responds to, and is affected by the drug. Low doses and high doses of the drug are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase I. This information will determine whether the drug proceeds to Phase II.

Phase II Clinical Studies. Phase II clinical studies are conducted in order to determine how an experimental drug affects people who have the disease to be treated. Phase II usually consists of a limited number of studies that help determine the drug’s short-term safety, side effects, and general effectiveness. The studies in Phase II are often controlled investigations, involving comparison between the experimental drug and a placebo, or between the experimental drug and an existing drug. Information gathered in Phase II studies will determine whether the drug proceeds to Phase III.

Phase III Clinical Studies. Phase III clinical studies are “expanded controlled and uncontrolled trials that are used to more fully investigate the safety and effectiveness of the drug”(CFR). These trials differ from Phase II trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually of longer duration. As well, Phase III studies can include patients who have more than one illness and are taking medications in addition to the experimental drug used in the study. Therefore, the patients in Phase III studies more closely reflect the general population. The information from Phase III forms the basis for most of the drug’s initial labeling, which will guide physicians on how to use the drug.

Phase IV Clinical Studies. Phase IV clinical studies are conducted after a drug is approved. Companies often conduct Phase IV studies to more fully understand how their drug compares to other drugs. Also, the FDA may require additional studies after the drug is approved. FDA-required Phase IV studies often investigate the drug in specific types of patients that may not have been included in the Phase III studies. FDA-required Phase IV studies can also involve very large numbers of patients to further assess the drug’s safety.

Stage 3: FDA Review for Approval Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and submits the reports to the FDA in a New Drug Application (“NDA”). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinion of the drug; this occurs at advisory committee meetings. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it an be marketed for that purpose.

Arrangements With Subsidiaries

YM and CIMAB entered into a funding agreement with CIMYM in November 1995 in connection with the 1995 CIMYM License. The Funding Agreement provides that YM will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials, provided that doing so would not be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product. YM is entitled to be reimbursed for all funds we provide pursuant to the Funding Agreement out of revenue generated from the exploitation of the relevant license, subject to the successful development of the licensed products and adequate generation of revenue.

YM and CIMAB, contemporaneously with the assignment of the 1995 CIMYM License, entered into a joint-venture shareholders agreement (the “Shareholders Agreement”) with CIMYM relating to its operation. Pursuant to the Shareholders Agreement, CIMYM is required to include nominees of CIMAB both as board members and as members of operating management. The Shareholder Agreement provides that: (i) issued and outstanding shares of CIMYM may not be sold or transferred without the consent of both YM and CIMAB; (ii) the issue of additional shares of CIMYM shall first be offered to each of YM and CIMAB in proportion to their holdings, and thereafter, with the consent of both YM and CIMAB, to any other person; and (iii) the boards of directors of CIMYM will consist of five directors, three of whom are nominees of YM and two of whom are nominees of CIMAB. All material and out-of-the-ordinary-course-of-business contracts of CIMYM, including those relating to the borrowing of money, issuing guarantees, entering into non arm’s-length agreements, paying dividends and pledging of property, must be approved by four-fifths of the Board of Directors.

CIMYM (Barbados) was incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License outside of Canada. On June 30, 2006, CIMYM (Barbados) was amalgamated with CIMYM to form CIMYM BioSciences Inc.

C	Organizational Structure

We currently have two material subsidiaries, shown in the following diagram:

On June 30, 2006 CIMYM Inc., an Ontario corporation, was amalgamated under the laws of Ontario, Canada with CIMYM Inc., a Barbados corporation, to form CIMYM BioSciences Inc (CIMYM). CIMYM is 80% owned by the Company and 20% owned by CIMAB.

YM BioSciences USA Inc. (YM USA) was incorporated on November 23, 2005 under the laws of Delaware. YM US Operations Inc. was incorporated on April 10, 2006 under the laws of Delaware. On May 9, 2006 YM US Operations Inc. was merged with Eximias Pharmaceutical Corporation. On March 6, 2008 YM US Operations Inc. was merged into YM USA. YM USA is 100% owned by the Company.

D	Property, Plant and Equipment

Facilities

We currently occupy 7,070 square feet of space in Mississauga, Ontario pursuant to a sub-lease agreement dated July 31, 1997 (the “Sub-Lease”) and a lease amending and extension agreement dated February 1, 2008 (the “Lease Amending Agreement”), such Lease Amending Agreement extended the initial terms of the Sub-Lease for a term of five years commencing on February 1, 2008 and expiring on January 31, 2013. Average annual fixed rent, excluding operating costs is approximately $76,000.

YM USA currently occupies 9,000 square feet of space in Wayne, Pennsylvania pursuant to a lease agreement dated July 27, 2006 that expires on February 15, 2012. Average annual fixed rent, excluding operating costs is approximately US $240,000.

There are no environmental issues associated with any of our facilities and we currently have no plans to construct, expand or improve our facilities.

Item 4A:	Unresolved Staff Comments

Not applicable.

Item 5:	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following MD&A should be read in conjunction with the audited financial statements for the years ended June 30, 2008, 2007, 2006, and the notes thereto.

This MD&A contains forward-looking statements that reflect our current views with respect to future events and financial performance and that involve risks and uncertainties. Our actual results, performance or achievements could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including risks discussed under the heading “Forward-Looking Statements” and elsewhere in this annual report on Form 20-F for the year ended June 30, 2008.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 17 to the audited consolidated financial statements for the fiscal year ended June 30, 2008.

OVERVIEW OF BUSINESS

We are a company engaged in the licensing and commercialization of drug products and technologies from original research. We evaluate drug projects, technologies, and products and the prospective markets for them and obtain, as appropriate, a license for the further development and marketing of the products.

We expend money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which we have rights.

We will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. We plan to generate its revenues from out-licensing the licensed products or from their direct commercialization of the products.

We do not have our own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2008	2007	2006
Out-licensing revenue	$4,859,085	$4,407,890	$1,151,135
Interest income	$2,584,080	$3,239,540	$1,397,558
Expenses:
General and administrative	$6,831,955	$6,978,336	$7,951,470
Licensing and product development	$15,631,550	$28,758,469	$20,188,577
Impairment	-	$1,829,538	-
Loss for the period	$14,885,744	$31,730,240	$25,814,607

	Year ended June 30,
	2008	2007	2006
Deficit, beginning of period,	$118,296,741	$86,566,501	$60,751,894
Deficit, end of period	$133,182,485	$118,296,741	$86,566,501
Basic and diluted loss per common share	$0.27	$0.57	$0.59
Total Assets	$63,073,239	$81,739,800	$100,048,060

RESULTS OF OPERATIONS

Year ended June 30, 2008 compared to year ended June 30, 2007

Out-licensing Revenue

Revenue from out-licensing has increased by $451K for the year ended June 30, 2008 compared to the year ended June 30, 2007. The increase in revenue is due to the out-licensing agreement entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd (“Daiichi”), a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration of four years. We also recognized royalty revenues based on a limited sales program in Europe.

Interest Income

Interest income has decreased by $655K in the year ended June 30, 2008 compared to the year ended June 30, 2007. Interest income is decreasing as we draw on our cash balances to fund our operations.

Licensing and Product Development Expenses

Licensing and product development expenses for the year ended June 30, 2008 decreased by $13.127M compared to the year ended June 30, 2007. In addition to the specific licensing and product development costs addressed below, there was a significant decrease in licensing and product development salary expenses. Salary expenses including termination costs were $2.039M less in fiscal 2008 compared to fiscal 2007 as we reduced development staff following the termination of the DEC study.

Nimotuzumab

Costs associated with development activities for nimotuzumab decreased by $784K to $5.159M for the fiscal year ended June 30, 2008 compared to $5.943M for the year ended June 30, 2007.

The major costs in fiscal 2007 were associated with clinical trial in head and neck cancer which was completed in fiscal 2007. Expenses in fiscal 2008 are primarily associated with the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma. All of these activities were begun in fiscal 2008 and will continue into fiscal 2009.

AeroLEF™

Costs associated with development activities for AeroLEF™ decreased by $909K to $2.001M for the fiscal year ended June 30, 2008 compared to $2.910M for the year ended June 30, 2007. Last year’s costs were associated with the Phase IIb study in acute pain. This year, the costs include transferring the manufacturing to a contact manufacturer in the US and preparing the submissions to the FDA.

Tesmilifene

Costs related to development activities for tesmilifene for the year ended June 30, 2008 decreased by $6.193M to $1.315M compared to $7.508M for the prior year. In the fiscal year ended June 30, 2007 we were completing a Phase III clinical trial (DEC) and gearing up for a FDA submission. With the termination of this study, development of tesmilifene halted at the end of January 2007 except for completing a pharmacokinetic study and, as a result, the development costs for fiscal 2008 are significantly lower compared to the same period last year. Costs in fiscal 2008 consisted mainly of winding down the DEC study, completing the PK studies, and maintaining the patent portfolio.

General and Administrative Expenses

General and administrative expenses have decreased by $146K to $6.832M for the year ended June 30, 2008 compared to the prior year. Stock option expense has increased by $347K from $1.717M for the year ended June 30, 2007 to $2.064M for the year ended June 30, 2008. This increase has been offset by reductions in other expenses such as consulting and legal costs.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Out-licensing Revenue

Revenue from out-licensing has increased by $3.257M in fiscal 2007 compared to fiscal 2006 as a result of two out-licensing agreements entered into during the year. The most significant agreement, signed with Daiichi in July 2006, licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of required collaboration of four years.

Interest Income

Interest income for fiscal 2007 has increased by $1.832M compared to fiscal 2006. This can be attributed to the significant increase in cash which resulted from the prospectus-based offering in February 2006, the acquisition of Eximias in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006.

Licensing and Product Development Expenses

Licensing and product development expenses have increased by $8.569M from $20.189M in fiscal 2006 to $28.758M in fiscal 2007. The change is mainly caused by employee compensation, amortization, tesmilifene, nimotuzumab, AeroLEF™, and an impairment charge, as explained below.

Employee compensation relating to licensing and product development has increased by $5.192M for the year ended June 30, 2007 compared to fiscal 2006. The increase is partly attributed to salaries and bonuses related to employees who joined YM as part of the Eximias acquisition in May 2006. Also, during the year we incurred expenses with respect to the departure of certain US executives in February 2007.

Total amortization with respect to intangible assets increased by $644K to $1.913M in fiscal 2007 compared to $1.269M in fiscal 2006.

Tesmilifene

Costs related to development activities for tesmilifene for fiscal 2007 decreased by $3.821M to $7.508M in fiscal 2007 compared to $11.329M in fiscal 2006. On January 30, 2007, we terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board. Since then, costs for tesmilifene mainly pertain to closing down the trial and the settlement of holdback amounts from the original contract for the trial.

Nimotuzumab

Costs associated with development activities for nimotuzumab increased by $1.167M to $5.943M compared to $4.776M in fiscal 2006. This is a result of commissions and consulting fees associated with obtaining the licensing agreement with Daiichi and additional costs relating to pre-clinical and clinical studies being conducted in fiscal 2007 compared to fiscal 2006.

AeroLEF™

Costs associated with development activities for AeroLEF™ decreased by $1.205M to $2.910M in fiscal 2007 compared to $4.115M in fiscal 2006. This is mainly due to decreased costs related to the Phase II trial in acute pain.

Impairment of Intangible Asset

On February 1, 2007 we recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and determined it to be impaired because it is no longer a probable future economic benefit. This resulted in a write-down of $1.830M, the net book value of the asset on the day of impairment.

General and Administrative Expenses

General and administrative expenses have decreased by approximately $973K to $6.978M in fiscal 2007 compared to $7.951M in fiscal 2006. This is mainly due to a decrease in stock based compensation expense of $872K.

Fourth Quarter – Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007

Out-licensing Revenue

Out-licensing revenue for the quarter ended June 30, 2008 of $1.420M has increased by $244K compared to $1.176M in the same quarter in the prior year. This is mainly attributable to royalty revenues recognized based on a limited sales program in Europe.

Interest Income

Interest income has decreased by $190K to $544K for the three months ended June 30, 2008 compared to $734K in the same period in the prior year. Interest income is decreasing as we draw on our cash balances to fund our operations.

Licensing and Product Development Expenses

Licensing and product development expenses have decreased by $1.530M to $3.579M for the fourth quarter ended June 30, 2008 compared to the same period last year. Approximately $929K of this decrease can be attributed to a reduction in consulting, legal, travel and trade shows and salaries.

Costs associated with development activities for nimotuzumab increased by $780K, from $754K for the three months ended June 30, 2007 to $1.534M of the three months ended June 30, 2008 due to the monkey toxicity strudy, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma.

AeroLEF™ expenses have decreased by $675K to $359K for the three months ended June 30, 2008 compared to the same period in the prior year. Prior year costs related to the phase IIb trial in acute pain whereas no such costs were incurred during the last three months of fiscal 2008. Costs in the fourth quarter of fiscal 2008 went towards manufacturing and stability and removing AeroLEF™ from clinical hold in the United States.

Costs related to tesmilifene totalled $204K, a decrease of $577K compared to $781K in the previous year. Costs for tesmilifene in the fourth quarter in fiscal 2007 mainly pertained to closing down and settlement of holdback amounts from the original contract for the DEC trial. No such costs were incurred in the fourth quarter of 2008.

General and Administrative Expenses

General and administrative expenses for the fourth quarter of fiscal 2008 were $1.306M, a decrease of $119K from $1.425M for the same quarter in the prior year. This is mainly due to a decrease in costs related to Sarbanes Oxley Section 404 compliance. In 2007, implementation costs were incurred to document and test our internal controls over financial reporting while 2008 costs only consist of the testing of controls.

SUMMARY OF QUARTERLY RESULTS

	Revenue and Interest Income	Net Loss(1)	Basic and diluted loss per common share
June 30, 2008	$1,964,901	$(2,962,900)	$(0.05)
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)
June 30, 2007	$1,909,514	$(4,749,837)	$(0.08)
March 31, 2007	$1,984,707	$(8,929,074)	$(0.16)
December 31, 2006	$1,997,799	$(8,352,471)	$(0.15)
September 30, 2006	$1,755,410	$(9,698,858)	$(0.17)

Note:
(1)
Effective July 1, 2007, we adopted CICA Handbook Sections 1530, 3855, 3861, and 3865 relating to financial instruments retrospectively, without restatement and therefore the quarterly losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards. There was no effect to our opening balances as a result of the change in accounting policy.

In general, revenue has remained steady over the last eight quarters. We recognize revenue from out-licensing agreements over the estimated period of collaboration required. There have been no new out-licensing agreements signed since the second quarter of fiscal 2007. We recognized royalty revenue based for the first time on a limited sales program in Europe in the fourth quarter of fiscal 2008. Interest earned from cash and short-term deposits peaked after the prospectus-based offering in February 2006, the acquisition of Eximias in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, interest income is decreasing as we draw on our cash balances to fund our operations and interest rates decline.

Overall, development activity had increased until the termination of the 750-patient Phase III DEC trial in metastatic breast cancer on January 30, 2007. It is inherent in the development of drug products that planned expenditures vary depending on results achieved. Our current plans call for an increase in expenditures for both nimotuzumab and AeroLEF™ but the timing will be subject to regulatory approvals.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed the evaluation, licensing, and further development of its products principally through equity issuances. Since we do not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

Our cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The audited consolidated financial statements have been prepared on a going-concern basis which assumes that we will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. Our ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations. There can be no assurance that we will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern. The audited consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if we were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission and a registration statement filed with the SEC, we issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M). Net proceeds after costs amounted to approximately $42.623M. We intend to use the net proceeds to fund drug development activities not related to any products of Cuban origin or for general corporate purposes not related to the products and technologies licensed from any source in Cuba. Our Cuban-originated products and technologies are all related to nimotuzumab. As at June 30, 2008 the remaining restricted proceeds were approximately $1.371M and unrestricted cash and short-term deposits totaled approximately $56.730M.

On May 9, 2006, with the acquisition of Eximias, we obtained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M was comprised of 474,657 common shares valued at $3.0M and $300K in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 we recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there was no longer a foreseeable future benefit.

As at June 30, 2008 we had cash and cash equivalents and short-term deposits totaling $58.101M and payables and accrued liabilities totalling $2.023 compared to $75.572M and $3.273M respectively at June 30, 2007. Our short-term deposits consist principally of highly liquid deposit certificates with an R1 or equivalent rating, with terms not exceeding one year from the date of acquisition. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise. None of our short-term investments is impaired.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at June 30, 2008 are sufficient to support our activities beyond the next twelve months.

COMMITMENTS

We fully consolidate a joint venture (CIMYM BioSciences) in which it is considered the primary beneficiary; and as such, we have recognized 100% of the cost of operations and cash flows of this entity.

In addition, we are party to certain licensing agreements that require us to pay a proportion of any fees that we may receive from sublicensees in the future. As of June 30, 2008 no amounts are owing and the amount of future fees, if any, is not determinable.

In November 2007 we entered into a contract for contract research (“CRO”) services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the US at a cost of $1.322M (US $1.297M) of which $452K has been paid as at June 30, 2008 and the obligation to pay the remaining $870K has not been incurred. We may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2008 we continue to open clinical sites and is in the process of recruiting patients.

In May 2007 we entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of $1.323M of which $834K has been paid as at June 30, 2008 and the obligation to pay the remaining $488K has not been incurred. We may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2008 the recruitment portion of the study has been completed, some patients have continued to receive treatment and are being followed for survival.

We are also conducting a pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005 the Company entered into a contract for CRO services in the amount of $477K ($468K USD). Of this amount, $290K has been paid as at June 30, 2008 and the obligation to pay the remaining $187K has not been incurred. Either party may cancel the contract with 30 days’ notice. If we cancel, we would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. The recruitment and pharmacokinetic portion of the study have been completed. All of the patients have completed treatment and are being followed for survival.

In addition to the above three contracts, we have entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totalling approximately $5.030M of which $2.128M has been paid as at June 30, 2008 and the obligation to pay the remaining $2.902M was unpaid. Any early termination penalties can not exceed the amount of the contract committed.

We plan to expend funds to continue the development of nimotuzumab and AeroLEF™. There are also ongoing activities directed at out-licensing commercial rights for these products and for tesmilifene.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Office – Wayne, Pennsylvania	$880,000	$234,000	$487,000	$159,000	$	Nil
Office – Mississauga, Ontario	$349,000	$73,000	$152,000	$124,000	$	Nil
Total Operating Leases	$1,229,000	$307,000	$639,000	$283,000	$	Nil

OFF-BALANCE SHEET ARRANGEMENTS

We have certain arrangements with its subsidiaries that have an effect or may have a future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to its subsidiaries will be reimbursed. The arrangements are described in notes 2 and 7 of the Consolidated Financial Statements. The registrant has recorded 100% of the results of operations and cash flows of these entities.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, we are not aware of any material trends related to our business of product development, patents and licensing.

OUTLOOK

Our business is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. We are continually evaluating the economic and prospective viability of its various products. Our majority-owned subsidiary, CIMYM BioSciences, is the licensee for nimotuzumab for Europe, North America, and Japan as well as Australia, New Zealand and certain Asian and African countries and we own AeroLEF®, our other principal product in development, outright.

A Phase II, second-line trial in children with progressive diffuse, intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

An application for marketing nimotuzumab has been made by our sub-licensee, Oncoscience, to the EMEA based on data from its single-arm, Phase II trial in progressive pediatric DIPG. Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience in August 2007 and preliminary data from this trial was released at ASCO in 2008.

Daiichi, our Japanese licensee for nimotuzumab, reported completion of its Phase I clinical trial of nimotuzumab for the treatment of solid tumors in December 2007 and informed YM of its intention to proceed into later-stage randomized trials.

In July, we announced the engagement of Dr. Ali Raza and Elizabeth Jenkins as President of the AeroLEF® division and as principal regulatory advisor, respectively. Dr. Raza and Ms. Jenkins had recently succeeded in clearance of a Phase III trial of a fentanyl product through the EMEA. We intend to submit AeroLEF® to regulatory bodies in Europe for advanced clinical clearance to establish its best options for aggressive development and partnering this unique approach to the use of opioids.

While expenditures would increase with additional clinical activity we believe we have the resources to permit the two prospective pivotal trials of nimotuzumab to complete.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to our consolidated annual financial statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to our proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required. Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information. Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible asset

Our identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful life of the intangible asset is considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs

We do not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity

We have a majority interest in a joint venture that is funded entirely by us. This joint venture is classified as a variable interest entity since we maintain a controlling financial interest. We have recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation

We expense all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value. Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of our shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance

We and our joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

NEW ACCOUNTING POLICIES

The following new accounting pronouncements have been adopted during fiscal 2008:

Accounting Changes

On July 1, 2007, we adopted the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information. These recommendations also require 1) changes in accounting policy to be applied retrospectively unless doing so is impracticable; 2) prior period errors to be corrected retrospectively; 3) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and 4) the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

Financial Instruments

On July 1, 2007, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of the following five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

As a result of the adoption of these new standards, we have classified our cash and short-term investments as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accruals are classified as other financial liabilities.

Adoption of these standards was on a retrospective basis without restatement of prior periods.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in gain/(loss) on financial instruments. These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

We selected July 1, 2003 as the transition date for embedded derivatives. Accordingly, only contracts or financial instruments entered into or modified after the transition date were examined for embedded derivatives. As at July 1, 2007, we identified embedded derivatives in foreign currency derivatives in product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts. However, such embedded derivatives are of nominal value and therefore, have not been recognized in our financial statements.

Financial instruments – disclosure

On June 30, 2008, we adopted CICA Handbook Section 3862, Financial Instruments - Disclosures, which provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Note 16 has been added to our consolidated financial statements regarding these disclosures.

Financial Instruments – presentation

On June 30, 2008, we adopted CICA Handbook Section 3863, Financial Instruments - Presentation, which provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard has no impact on our financial instrument-related presentation disclosures.

Capital Disclosures

On June 30, 2008, we adopted CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of the objectives, policies, and processes for managing capital and compliance with any capital requirements and, in case of non-compliance, the consequences of such non-compliance. Note 15 has been added to the Company’s consolidated financial statements regarding these disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued but not yet effective:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically July 1, 2008 for us. We do not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for us. We are currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex.

International Financial Reporting Standards

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on our financial statements has not been determined.

OTHER MD&A REQUIREMENTS

Share Data as at June 30, 2008:	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$3,150,539	5,709,765

Notes:

(1)	If all warrants were to be exercised, 5,709,765 shares would be issued for an aggregate consideration of $13,886,253(weighted average exercise price of $2.43 per warrant).
(2)
In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Item 6:	Directors, Senior Management and Employees

A	Directors and Senior Management

Directors

The name, municipality of residence, age as of September 17, 2008 and position with us of each of the current directors are set forth below.

Name	Age	Position	Period Served
David G.P. Allan Toronto, Canada	66	Chairman, Chief Executive Officer and Director	Since 1994

Thomas I.A. Allen, Q.C. (1)(2)(3) Toronto, Canada	68	Director	Since 1996

Mark Entwistle, M.A. (3) Ottawa, Canada	52	Director	Since 1997

Henry Friesen, C.C., M.D. (1) Winnipeg, Manitoba	75	Director	Since 2001

Philip Frost, M.D., Ph.D. (2) Morristown, New Jersey	67	Director	Since 2007

Francois Thomas, M.D. (3) Brussels, Belgium	49	Director	Since 2007

Gilbert Wenzel, Ph.D. (1) Zurich, Switzerland	52	Director	Since 2001

Tryon M. Williams, B.Sc. (1)(2) The Valley, Anguilla	67	Director	Since 1995

Notes:
(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.

David G.P. Allan - Chairman, Chief Executive Officer And Director

Mr. Allan has been Chief Executive Officer of the Company since April 1998 and Chairman of the board of directors of the Company since 1994. In addition, Mr. Allan is a Director of Synthemed Inc. (medical devices) USA and DiaMedica Inc. (diabetes therapeutics) Canada. In 1992 he founded the Knowledge-Based Industries Group of a Canadian investment banking firm, organized as the first in Canada involved in financing, analyzing and creating strategic alliances for life sciences and information technology companies, where he was Executive Director until 1998. Mr. Allan was formerly a governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, a member of the Awards Selection Committee for the Networks of Centres of Excellence in Canada and a member of the Board of Trustees for the Ontario College of Art and Design. Mr. Allan is currently a member of BioteCanada’s Emerging Companies Advisory Board.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen is counsel to Ogilvy Renault, a Canadian law firm. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Terra Nova Gold Inc., Mundoro Mining Inc., Middlefield Bancorp Limited, and Thomas Weisel Group Inc.. Mr. Allen recently acted as Chairman of the Task Force to Modernize Securities Legislation in Canada. Mr Allen has been a director of the Company since 1996.

Mark Entwistle, M.A. - Director

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was Ambassador for Canada to Cuba from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Company since October 1997.

Henry Friesen, C.C., M.D., F.R.S.C. - Director

Dr. Friesen currently serves as Chair of the Gairdner Foundation whose international awards are Canada’s most prestigious prizes in the biomedical sciences. He was most recently Chair, Genome Canada, 2000-2005; a $600 million budget non-profit organization that supports genomics/proteomics programs to position Canada as a world leader in selected areas in this important sector. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institutes of Health Research, an organization with an annual budget in 2008 of over $900 million dedicated to supporting Canadian researchers as well as industry participants. Dr. Friesen is noted for his discoveries of the human hormone prolactin. For 19 years he was Head of the Department of Physiology at the University of Manitoba and now is Distinguished University Professor Emeritus. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada recipient of 8 honorary degrees and also sits on the board of directors of Sanofi Pasteur Canada and Spectral Diagnostics Inc. Dr. Friesen has been a director of the Company since November 2001.

Philip Frost, M.D., Ph.D. - Director

Dr. Frost is currently the President of Calesca Pharmaceuticals. In 2005, Dr. Frost was appointed Executive Vice-President and Chief Scientific Officer at ImClone where he oversaw the company’s research, clinical and regulatory departments. He subsequently held the post of Interim Chief Executive Officer until December 2006. Prior to ImClone, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia. Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M.D. Anderson Cancer Center. He is also a Director of Innovive Pharmaceuticals, a New York-based oncology company and a Director of Avalon Pharmaceuticals. Dr. Frost has been a director of the Company since 2007.

François Thomas, M.D. - Director

Dr. Thomas, a board certified medical oncologist, is a member of the Board of Directors of Unibioscreen, Eurogentec and DNA therapeutics, and formerly was a Director of Newron, Entomed, Neurotech, Novexel and CropDesign. Dr. Thomas is currently a Senior Advisor at Bryan Garnier, a Paris-based investment back, and is responsible for corporate finance activities for pharmaceutical and biotechnology companies. Dr. Thomas has been a Venture Partner at Atlas Venture (London, UK), and a General Manager at Bioserve Ltd. (Cambridge, UK), a consultancy for the life sciences arena. He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France). Dr. Thomas has been a director of the Company since 2007.

Gilbert Wenzel, Ph.D. - Director

Dr. Wenzel is currently Chairman of QUISISANA HOLDING AG and Chief Executive Officer, a pharma company focused on importing, registering and commercializing generics for private label use by pharmacy chains and insurance companies in Europe.. Prior to founding Quisisana in January 2003, Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Company since March 2001.

Tryon M. Williams, B.Sc. (Math) - Director

Mr. Williams is the Chairman, CEO and director of Bingo.com, Ltd., an internet technology company and Chairman and director of CellStop International Ltd., an automobile security device manufacturer. From 1993 to 2007, Mr. Williams was Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of  several other private corporations. Mr. Williams has been a director of the Company since November 1995.

Officers

The name, municipality of residence, age as of September 17, 2008 and position with us of each of the current officers are set forth below.

Name	Age	Position
David G.P. Allan Toronto, Ontario	66	Chairman and Chief Executive Officer, YM BioSciences Inc. President, YM BioSciences USA Inc.

Gary Floyd Berwyn, USA	62	Vice President, Operations YM BioSciences USA Inc.

Vincent Salvatori Victoria, British Columbia	56	Executive Vice President, YM BioSciences Inc. President, CIMYM BioSciences Inc.

Sean Thompson Oakville, Ontario	42	Vice President, Corporate Development

Leonard Vernon Nobleton, Ontario	64	Vice President, Finance & Administration

Gary Floyd – Vice-President Of Operations

Mr. Floyd is a seasoned executive with an extensive background and 36 years of experience in the global pharmaceutical industry. Prior to joining Eximias in February 2005 as Vice-President, Operations, Mr. Floyd served as President of Pharmavene LLC, a pharmaceutical consulting firm. Prior to this, he was Senior Vice President, Worldwide Logistics and Procurement at Aventis Behring where he was responsible for Supply Chain Management of the company’s global business. He has also held senior positions in manufacturing, information systems, and sales and marketing at Aventis Behring and its predecessor companies. Mr. Floyd holds a Bachelors degree in Zoology and Chemistry from Olivet Nazarene University. Mr. Floyd has been an officer of the Company since 2006.

Vincent Salvatori, Ph.D. - Executive Vice President, President And CEO, CIMYM Biosciences

Dr. Salvatori is an experienced drug development executive with an accomplished background in the pharmaceutical and biotechnology industry. He has more than 24 years of experience in all aspects of drug development, corporate operations and external collaborations. Dr. Salvatori most recently held the position of Senior Vice President of Clinical Operations for Bioniche Life Sciences Inc. from May 1998 to July 2002. He was previously at StressGen Biotechnologies Corporation from January 1995 to April 1998 where he held the positions of Chief Operating Officer and Vice President of Research and Development, subsequently appointed to Senior Vice President. In this capacity, Dr. Salvatori was responsible for corporate operations, strategic management and clinical/regulatory development. Prior to joining StressGen, Dr. Salvatori was the Senior Director of Program Management at QLT PhotoTherapeutics Inc. from June 1990 to December 1994 and held various positions at Boehringer Ingelheim (Canada) Ltd. from April 1982 to June 1990. Dr. Salvatori has been an officer of the Company since 2002.

Sean Thompson, B.Sc. – Vice President, Corporate Development

Mr. Thompson is responsible for all aspects of corporate development for YM, including licensing, identifying targets for M&A and development partnerships. He has a solid background in clinical development and big Pharma marketing experience, and was previously Director of Clinical Research for YM. Prior to YM he worked for Roche, sitting on the Global Business Team in virology, and was Clinical Research Manager. Prior to Roche, he was a Clinical Scientist for SmithKline Beecham developing products for oncology, respiratory and CNS disorders. He is currently a member of the Ontario Institute for Cancer Research Industry Advisory Board, Vice Chair of the BIOTECanada Health Advisory Board and was a Board member for Variation Biotechnologies Inc. Mr. Thompson holds a Bachelor of Science degree from the University of Waterloo. Mr. Thompson has been an officer of the Company since 2000.

Leonard Vernon, B.Sc., C.A. – Vice-President, Finance And Administration

Mr. Vernon earned a B.Sc. in 1968 and was awarded his C.A. in 1972 with Clarkson Gordon & Co. (now Ernst & Young llp). He has held senior financial positions with a number of organizations both public and private. Prior to joining YM as an officer in July 1997, Mr. Vernon was an independent consultant working with senior management in a variety of industries. Prior to 1992 he was Vice-President, Finance and Administration of Unitel Inc., now Allstream Inc., a major Canadian telecommunications company. Mr. Vernon has been an officer of the Company since 1997.

Clinical And Scientific Advisory Board

We maintain a Clinical and Scientific Advisory Board (“CSAB”) composed of internationally recognized clinicians and scientists. Management meets with members of the CSAB periodically to review operational aspects of our clinical and scientific programme and make recommendations with regard to the perceived trends and direction of medical and biopharmaceutical technologies and the industry generally. Each member of the CSAB has signed a confidentiality agreement with us. CSAB members receive honoraria paid by us of varying amounts per year. The current composition of the CSAB is as follows:

Robert S. Kerbel, Ph.D.

Professor of Medical Biophysics, University of Toronto, Toronto, Ontario, Canada; Canada Research Chair in Molecular Medicine; Director, Molecular and Cell Biology Research, Sunnybrook and Women’s College Health Science Centre, Toronto, Ontario, Canada. Dr. Kerbel has been an advisor since April 1999.

Leonard Saltz, M.D

Professor of Medicine, Weill College of Medicine, Cornell University, New York, New York, New York; Member of Memorial Sloan-Kettering Cancer Center, New York, New York, US; Attending Physician, Memorial Hospital for Cancer and Allied Diseases, New York, New York, US. Dr. Saltz has been an advisor since March 2006.

Nicolas Stiernholm, Ph.D.

Chief Executive Officer, Trillium Therapeutics Inc., Toronto, Ontario, Canada. Dr. Stiernholm was an executive vice-president of the Company until he resigned in December 2002 at which time he became an advisor.

Mark Vincent, M.D., M.R.C.P., F.R.C.P.C. - Chair

Associate Professor, Department of Oncology, University of Western Ontario, London, Ontario, Canada; Staff Medical Oncologist, London Regional Cancer Centre, London, Ontario, Canada. Dr. Vincent has been an advisor since October 1998.

B	Compensation

Summary of Compensation Paid to Directors in Fiscal 2008

Directors of the Company who are not full-time employees of the Company are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Company who are not full-time employees of the Company are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the Nominating and Corporate Governance Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation, and Nominating and Corporate Governance Committees who are not full-time employees of the Company are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses. The Lead Director is entitled to an annual retainer fee of $10,000. As at the date hereof, the number of options held by non-executive directors is 805,613. An additional 1,103,252 options are held by the Chairman and Chief Executive Officer.

The table below sets out the total fees (including retainer and attendance fees) paid or accrued to each non-executive director of the Company for meetings held during the fiscal year ended June 30, 2008.

Name of Director	Retainer Fees	Attendance Fees
Thomas I.A. Allen(1)	$26,000	$27,000
Mark Entwistle(2)	$16,000	$15,000
Henry Friesen, O.C.,	$12,000	$19,500
Phillip Frost	$7,000	$10,500
Francois Thomas	$7,000	$10,500
Gilbert Wenzel	$12,000	$25,500
Tryon M. Williams(3)	$18,000	$39,000
Notes:
(1)	Earned a $10,000 annual retainer fee as Lead Director and a $4,000 annual retainer fee as Chair of the Corporate Governance and Nominating Committees.
(2)	Earned a $4,000 annual retainer fee as Chair of the Compensation Committee.
(3)	Earned a $6,000 annual retainer fee as Chair of the Audit Committee.

Report on Executive Compensation

Compensation of Directors

The members of our Compensation Committee are Mark Entwistle (Chair), Thomas I.A. Allen and François Thomas.

The mandate of the Compensation Committee is to establish and monitor our policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support our strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Committee’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Company on the recommendation of the Chief Executive Officer, establishing incentive compensation programs and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Company for approval by the Board of Directors. All members of this Committee are non-executive directors of the Company.

Our compensation policies are designed to support our strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options. In determining actual compensation levels, the Committee considers the total program, rather than any single element in isolation. Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

Our executive compensation program has the following objectives:

•	to attract, retain and motivate qualified executives;

•	to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;

•	to foster teamwork and entrepreneurial spirit;

•	to establish a direct link between all elements of compensation and the performance of the Company, its subsidiaries and individual performance; and

•	to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Salary

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market. The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. Base salaries for executive officers are then determined by the Committee within the above policy.

Chief Executive Officer

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership. The Committee, in consultation with the Board of Directors, formally evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements, and may increase the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance.

Under the leadership and direction of the Chief Executive Officer, during the fiscal year ended June 30, 2008, the Company achieved a number of goals, including:

The rationalization of senior staffing levels following the decision to terminate the development of tesmilifene;

The oversight to ensure that our cash balances remained invested in the highest quality short-term paper avoiding any impairment;

The inclusion of the first patients in the US for the first trial of nimotuzumab in that country and the elimination of restrictions on the number of treatment centers initially imposed by OFAC;

The initiation and completion of the first cooperative trial between YM and one of its licensee’s, Kuhnil, (palliative NSCLC);

The completion of heads-of-agreement on a corporate acquisition that was not concluded;

The resolution of a clinical hold on AeroLEF® and implementing a change in the management and development pathway for the product;

The completion of corporate branding changes to be implemented in fiscal 2009 and the establishment of a quality system for the Company.

Compensation of Named Executive Officers

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer, and our three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer (the “Named Executive Officers”) for our three most recently completed fiscal years.

Long-Term Compensation
Name and Principal Position	Year	Annual Compensation					Awards		Payouts
		Salary ($)		Bonus(2) ($)	Other Annual Compensation (3) ($)		Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)(4)	LTIP Payouts ($) (5)	All Other Compensation ($)
David G.P. Allan CEO	2008 2007 2006	425,000 322,000 322,000	(6)	166,832 Nil Nil	166,015 190,286 41,460	(1)	203,252 - 290,000	Nil	Nil	Nil
Leonard Vernon VP, Finance and Administration	2008 2007 2006	234,199 242,213 194,000		69,481 Nil Nil	Nil 94,172 22,325		101,626 - 100,000	Nil	Nil	Nil
Lisa DeLuca(7 VP, Regulatory Affairs	2008 2007 2006	US 222,017 US 214,203 US 33,333		64,591 Nil Nil	- US 18,000 Nil		93,495 - 70,000	Nil	Nil	Nil
Diana Pliura(8 Executive VP, AeroLEF	2008 2007 2006	220,138 212,775 200,000		53,394 Nil Nil	Nil 85,396 22,325		93,495 - 35,000	Nil	Nil	Nil
Vincent Salvatori Executive VP	2008 2007 2006	270,984 299,589 240,000		78,124 Nil Nil	Nil 103,036 25,514		101,626 Nil 110,000	Nil	Nil	Nil
Notes:
(1)	Mr. Allan was provided an award resulting from conclusion of negotiations with the Board regarding the level of prior years’ compensation.
(2)	Bonus figures include bonus earned in fiscal 2007 and paid in fiscal 2008 plus bonus earned and accrued in fiscal 2008 and paid in fiscal 2009.
(3)	Payments were made out of the Licensing Bonus Pool which has been discontinued and replaced with the Annual Incentive Plan described below.
(4)	The Company has not at any time granted restricted shares to executives or other employees.
(5)	The Company has not established any Long Term Incentive Plans (LTIPs) as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans.
(6)
Mr. Allan was awarded an increase in salary of $98,000 during the fiscal year which he has declined voluntarily and which is not reflected in the chart above. This compensation was paid out during fiscal 2008.

(7)	Lisa DeLuca terminated employment with the Company effective July 31, 2008.
(8)	Diana Pliura terminated employment with the Company effective July 14, 2008.

Incentive Plans

Stock Based Compensation

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years. The Committee, at its discretion, may grant stock options annually to executives and key employees under our stock option plan based on the executive’s position and annual compensation. In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate key employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options. Generally, participation in the stock option plan is limited to persons holding positions that can have a significant impact on our long term results. The underlying security of the options granted under the stock option plan are our common shares. During the fiscal year ended June 30, 2008, a total of 2,110,290 options were issued of which 1,780,415 were issued to management and employees. The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 15% of our issued and outstanding capital on the particular date of grant.

Stock Option Grants

Option Grants During the Year ended June 30, 2008 and Option Values as at June 30, 2008

Name and Position	Common Shares Under Options Granted	Percentage of Total Options Granted in 2008	Exercise or Base Price ($/Security)	Market Value of Common Shares Underlying Options on the Date of Grant ($/Security)	Expiration Date
David G.P. Allan CEO and Chairman	203,252	9.6%	1.53	1.53	9/29/17
Thomas I.A. Allen Lead Director	60,975	2.9%	1.53	1.53	9/29/17
Lisa DeLuca(1) VP, Regulatory Affairs	93,496	4.4%	1.53	1.53	9/29/17
Mark Entwistle Director	48,780	2.3%	1.53	1.53	9/29/17
Henry Friesen Director	36,585	1.7%	1.53	1.53	9/29/17
Philip Frost Director	36,585	1.7%	1.53	1.53	9/29/17
Diana Pliura(2) Executive VP, AeroLEF	93,495	4.4%	1.53	1.53	9/29/17
Vincent Salvatori Executive VP	101,626	4.8%	1.53	1.53	9/29/17
Francois Thomas Director	36,585	1.7%	1.53	1.53	9/29/17
Leonard Vernon VP, Finance and Administration	101,626	4.8%	1.53	1.53	9/29/17
Gilbert Wenzel Director	36,585	1.7%	1.53	1.53	9/29/17
Tryon M. Williams Director	73,780	3.5%	1.53	1.53	9/29/17
Notes:
(1)	Lisa DeLuca terminated employment with the Company effective July 31, 2008.
(2)	Diana Pliura terminated employment with the Company effective July 14, 2008.

Aggregated Options Exercised during Year ended June 30, 2008 and Option Values as at June 30, 2008

There were no options exercised during the fiscal year ended June 30, 2008

Outstanding Equity Awards at Fiscal Year-end

The following table provides information on the current holdings of option and stock awards by the Named Executive Officers as at June 30, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
Name and Position	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercisable Options Unexercisable (#)	Option Exercise Price ($)	Option Expiry Date	Value of Underlying Unexercised In-the-Money Options of Fiscal Year End ($)
David G.P. Allan CEO	2000-2007	967,073	136,179	1.53-4.50	2010-2017	Nil
Leonard Vernon VP, Finance and Administration	1998-2007	251,536	68,090	1.53-4.50	2008-2017	Nil
Lisa DeLuca(1) VP, Regulatory Affairs	2006-2007	100,853	62,642	1.53-5.75	2016-2017	Nil
Diana Pliura(2) Executive VP, AeroLEF	2005-2007	330,853	62,642	1.53-4.36	2015-2017	Nil
Vincent Salvatori Executive VP	2003-2007	228,536	68,090	1.53-4.36	2013-2017	Nil
Notes:
(1)	Lisa DeLuca terminated employment with the Company effective July 31, 2008.
(2)	Diana Pliura terminated employment with the Company effective July 14, 2008.

Equity Compensation Plan Information

The following table sets forth the securities authorized for issuance as at June 30, 2008.

Plan Category	A. Number of securities to be issued on exercise of outstanding options	B. Weighted-average exercise price of outstanding options	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by Security Holders	5,633,102	$2.80	3,099,344
Equity compensation plans not approved by Security Holders	Nil	Nil	Nil
Total	5,633,102	$2.80	3,099,344

Pension Plan

We do not maintain a pension plan for our employees, officers or directors.

Indebtedness of Directors and Officers

As at September 17, 2008, there were no outstanding loans made by us to any director or officer. No securities have been purchased by any director or officer with our financial assistance during the 2008 fiscal year. Furthermore, no director, officer or executive is indebted to us in connection with securities purchase programs.

It is our policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of our Common Shares or the securities of any of our affiliates, nor to grant personal loans to directors and officers.

Directors’ and Officers’ Liability Insurance

The Company has purchased liability insurance for the directors and officers of the Company.  The annual premium for such insurance is $198,000 no part of which is payable by the directors or officers of the Company.  The annual insurance coverage under the policies is limited to $15,000,000 per claim subject to an annual aggregate of $15,000,000. There is a $250,000 deductible provision for any claim made , but no such provision for claims made against any director or officer.

Indemnification

We have entered into an indemnification agreement with each of our directors. Pursuant to such agreements, we have agreed to indemnify each director, his heirs and legal representatives against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director of the Company (including in respect of acting as a member on one or more committees of the board of directors) or acting or having acted at our request as a director or officer of any other body corporate of which we are or have been a shareholder or creditor, if (a) he had reasonable grounds for believing he acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. We have also agreed to indemnify each director, his heirs and legal representatives from and against any and all claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, actual, anticipated or threatened (including, without limitation, costs incurred in the preparation to defend any such threatened or anticipated claim should it materialize), to which the director is made a party by reason of being or having been a director of the Company or acting or having acted at our request as a director or officer of any other body corporate of which the Company is or has been a shareholder or creditor, against all costs, charges, and expenses reasonably incurred by him in connection with such action if he fulfils the conditions set out above.

C	Board of Directors Practices

The Board of Directors has adopted corporate governance guidelines as well as written charters to provide the framework for effective governance of our company. These guidelines and charters are reviewed annually by the Nominating and Corporate Governance Committee and recommendations are made to the Board of Directors, if necessary.

Role of the Lead Director

The Board of Directors appointed Thomas I.A. Allen as Lead Director. In this role, Mr. Allen is responsible for providing leadership to the independent directors. Key elements of Mr. Allen’s role include, but are not limited to:

•	fostering processes to enable the Board to function effectively without management;

•	providing input to the Chairman of the Board of Directors on behalf of the independent directors with respect to Board agendas;

•	working with the Chairman of the Board of Directors to ensure adequate resources and timely and relevant information are available to the Board of Directors;

•	chairing in camera meetings of the independent directors and communicating to the Chairman of the Board of Directors with regard to such discussions; and

•	assisting the Board of Directors in satisfying itself as to the integrity of the Chief Executive Officer.

Mandate of the Board of Directors

Our directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of our business and delegates responsibility our senior officers for day-to-day management of the Company. The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Nominating and Corporate Governance and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet our strategic objectives, principal duties include, but are not limited to (i) appointment of management, (ii) Board organization, (iii) strategic planning, (iv) monitoring of financial performance and other financial reporting matters, (v) risk management, (vi) policies and procedures, (vii) communications and reporting, (viii) position descriptions, (ix) orientation and continuing education, (x) nomination of directors and (xi) Board evaluation.

Committees of the Board of Directors

Our Board currently has three committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Pursuant to its written charter, each committee assists and provides advice and recommendations to our Board of Directors.

Audit Committee

The Audit Committee is directly responsible for overseeing our accounting and financial reporting processes and audits of our financial statements, and the Audit Committee is directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by us (including resolution of disagreements between management of the Company and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and US securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Audit Committee is composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Company. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and US securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a)	each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 “Audit Committees”;

(b)	at least one member must be “financially sophisticated” under the rules of the American Stock Exchange; and

(c)
at least one member must be an “audit committee financial expert” within the meaning of that term under the US Securities Exchange Act of 1934, as amended, and the rules adopted by the US Securities and Exchange Commission thereunder.

The members of the Company’s Audit Committee are Tryon M. Williams (Chair), Thomas I.A. Allen, Henry Friesen and Gilbert Wenzel.

Compensation Committee

The Compensation Committee is comprised of a minimum of three directors, the majority of whom will be Canadian citizens ordinarily resident in Canada, and, other than a non-executive Chair, may not be executive officers or employees of the Company or any of its affiliates. The members of the Company’s Compensation Committee are Mark Entwistle (Chair), Thomas I.A. Allen and François Thomas.

The mandate of the Compensation Committee is to establish and monitor our policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support our strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Committee’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Company on the recommendation of the Chief Executive Officer, establishing incentive compensation programs and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Company for approval by the Board of Directors. All members of this Committee are non-executive directors of the Company.

Compensation Committee Authority and Responsibilities

(a)	The Compensation Committee has the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

(i)
Review the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value.

(ii)
Oversee the administration of the Company’s compensation programs, and review and approve the employees who receive compensation and the nature of the compensation provided under such programs, and to ensure that all management compensation programs are linked to meaningful and measurable performance targets.

(iii)
Make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought.

(iv)	Periodically survey the executive compensation practices of other comparable companies.

(v)	Establish and ensure the satisfaction of performance goals for performance-based compensation.

(vi)	Annually review and approve the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”).

(vii)	Review and approve annual corporate goals and objectives for the CEO and evaluate the CEO’s performance against such goals and objectives.

(viii)
Annually review and approve, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs. In determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years.

(ix)
Review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Nominating and Corporate Governance Committee

Members

The Committee is comprised of a minimum of three directors, none of whom is an officer or an employee of the Company, other than a non-executive chair. Each Committee member shall satisfy the independence and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board. The members of the Company’s Nominating and Corporate Governance Committee are Thomas I.A. Allen (Chair), Tryon M. Williams and Philip Frost.

Committee Authority and Responsibilities

The Committee has the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

(a)
Develop and recommend to the Board a set of corporate governance guidelines and procedures applicable to the Company. The Committee will annually reassess the corporate governance guidelines and procedures and recommend any necessary revisions to the Board;

(b)	Make recommendations regarding the size and composition of the Board.

(c)
Establish and recommend to the Board qualification criteria for the selection of new directors to serve on the Board and annually review the appropriate experience, skills and characteristics required of each Board member.

(d)	Work with the Chairman of the Board to identify individuals qualified to become Board members, consistent with criteria approved by the Board.

(e)	Recommend to the Board the director nominees for the next annual meeting of shareholders.

(f)
Recommend the appropriate committee structure of the Board and annually review and recommend to the Board qualified members of the Board for membership on committees of the Board and recommend committee members to fill vacancies as needed.

(g)	Approve an appropriate orientation and education program for directors and oversee the training and orientation of directors.

(h)	Establish a minimum attendance expectation for directors.

(i)	At intervals which the Committee considers appropriate, evaluate the performance of

(i)	individual directors,

(ii)	the Board,

(iii)	Board committees and

(iv)
executive management of the Company. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The Committee may make recommendations to the Board for improving the Board’s effectiveness and shall discuss annually with the full Board its effectiveness.

(v)	Recommend the termination of board membership of individual directors when appropriate.

(vi)	Provide regular reports of the Committee’s activities to the Board.

D	Employees

As of June 30, 2008, we employed 37 permanent employees. 26 employees are currently located in Mississauga, Ontario and 11 employees are in Wayne, Pennsylvania. Other than administrative staff, our employees conduct our licensing and product development activities. None of our employees are represented by labour unions.

E	Share Ownership

The following table sets out details of our shares and options that are directly or indirectly owned or controlled by directors and executive officers as at June 30, 2008, based on 58,216,309 common shares issued and outstanding on such date.

Name	Number of Common Shares	Percentage of Common Shares Outstanding	Common Shares Held Under Option	Exercise Price	Expiration Date
David G.P. Allan	809,659	1.39%	1,103,252	$1.53-$4.50	2010-2017
Thomas I.A. Allen	-	-	134,135	$1.53-$4.50	2010-2017
Mark Entwistle	-	-	121,940	$1.53-$4.50	2010-2017
Gary Floyd	-	-	163,495	$1.53-$5.74	2016-2017
Henry Friesen	-	-	134,745	$1.53-$4.50	2011-2017
Philip Frost	-	-	36,585	$1.53	2017
Vincent Salvatori	-	-	296,626	$1.53-$4.36	2013-2017
Francois Thomas	-	-	36,585	$1.53	2017
Sean Thompson	19,500	*	246,675	$1.53-$4.50	2010-2017
Leonard Vernon	-	-	319,626	$1.53-$4.50	2008-2017
Gilbert Wenzel	-	-	129,745	$1.53-$4.50	2011-2017
Tryon M. Williams	20,100	*	211,878	$1.53-$4.50	2010-2017
* Less than one percent

Note:
(1)	Of such shares, 80,000 common shares are held through private holding companies over which Mr. Allan exercises direction and control.

As of the date of hereof, the directors and senior officers of YM BioSciences as a group beneficially owned or controlled, directly or indirectly, 849,259 common shares of YM, representing approximately 1.46 % of the issued and outstanding voting shares of the Company.

Item 7:	Major Shareholders and Related Party Transactions

A	Major Shareholders

We are not directly or indirectly owned or controlled by another company or by any foreign government.

To the knowledge of our directors and senior officers, at September 17, 2008 set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our Common Shares carrying more than 5% of the voting rights attached to all our outstanding Common Shares. As used in the table below, “beneficial ownership” means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have “beneficial ownership” of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented

Accipiter Capital Management, L.L.C.	4,449,375	7.64%

None of the shareholders set out above has different voting rights from the other shareholders.

To the knowledge of our directors and senior officers, the following table indicates as of September 17, 2008, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with US addresses, the portion of the outstanding Common Shares held by US holders of record, and the percentage of Common Shares held by US holders of record. This table does not indicate beneficial ownership of Common Shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record

76	58,216,309	31	22,162,029	38.07%

B	Related Party Transactions

During fiscal 2008, Dr. François Thomas, a director of the Company, provided consulting services to YM and received from YM consulting fees totalling $96,306.70.

C	Interests of Experts and Counsel

Not applicable.

Item 8:	Financial Information

A	Consolidated Statements and Other Financial Information

The financial statements filed as part of this annual report are filed under Item 18.

B	Significant Changes

Not applicable.

Item 9:	The Offer and Listing

A	Offer and Listing Details

Our Common Shares are traded on the AMEX, the TSX and AIM under the symbols “YMI”, “YM” and “YMBA”, respectively. The last reported sales price of our Common Shares on September 17, 2008 on the AMEX was US$0.50, on the TSX was C$0.55 and on the AIM was £0.265. The following table sets forth the high and low per share sales prices for our Common Shares on the AMEX and TSX for the periods indicated.

Market Price

	Common Shares
	AMEX(1)		TSX
	High	Low	High	Low
Fiscal	C$	US$	C$	C$
2004	—	—	4.28	0.86
2005	3.33	1.96	4.1	2.45
2006	6.5	2.35	7.4	2.93

2007	4.15	1.25	4.88	1.55
Quarter 1	4.05	2.58	4.4	2.91
Quarter 2	3.45	2.62	3.9	2.98
Quarter 3	4.15	1.25	4.88	1.55
Quarter 4	2.11	1.5	2.39	1.77

2008	1.89	0.84	1.98	0.86
January	1.36	0.97	1.34	0.95
February	1.24	0.94	1.21	0.95
March	1.21	0.84	1.15	0.91
April	1.06	0.91	1.08	0.93
May	1.05	0.87	1.06	0.89
June	1.05	0.85	1.06	0.86
July	1.07	0.7	1.05	0.72
August	1.01	0.51	1.05	0.54
September
(to and including September 17)	0.6	0.46	0.65	0.5

Note:
(1) Commenced trading on the AMEX on October 1, 2004.

Volatility of Common Shares

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

B	Plan of Distribution

Not applicable.

C	Markets

Our Common Shares are traded on the AMEX, the TSX and AIM under the symbols “YMI”, “YM” and “YMBA”, respectively. The last reported sales price of our Common Shares on September 17, 2008 on the AMEX was US$0.50, on the TSX was C$0.55 and on AIM was £0.265.

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

Item 10:	Additional Information

A	Share Capital

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of September 17, 2008, there were 58,216,309 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

All of the common shares rank equally to voting rights, participation in a distribution of the assets of our Company on a liquidation, dissolution or winding-up of our Company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of our Company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Stock Option Plan

We have a stock option plan (the “Option Plan”) pursuant to which stock options to purchase our common shares (“Options”) may be granted. The material terms of the Option Plan are as follows:

•	The persons eligible to receive Options under the Option Plan are the officers, directors, employees and service providers of the Company.

•
The Board may grant Options to any of the foregoing (an “Eligible Person”), as determined by the Board in its discretion. At the time of the grant of an Option the Board, in its discretion, must fix the number of shares being optioned to the Eligible Person, the exercise price of the Option, the time when the Option is exercisable (including any vesting provisions) and the expiration date of the Option.

•	The maximum number of common shares available for issuance under the Option Plan is a rolling number equal to 15% of the number of common shares issued and outstanding on the particular date of grant.

•
The number of common shares that may be reserved for issuance to our insiders (as defined in the Securities Act (Ontario)) and any affiliate and subsidiary thereof (collectively, “Insiders”) pursuant to the Plan, may not exceed 10% of the then outstanding issue.

•	In any one-year period, Options that may be granted to any Insider, and such Insider’s associates, shall not exceed 5% of the outstanding issue.

•
The exercise price of an Option may not be less than the market price of the common shares on the date on which the grant of the Option is approved by the Board. For this purpose the market price is the closing price of the common shares on the last trading day preceding the date of grant on which the common shares are traded on the TSX or another exchange on which the common shares are listed.

•	The term of an Option may not exceed 10 years from the date of grant.

•
Once granted, the Options may only be transferred or assigned between an Eligible Person and a related “Employee Corporation” (as defined in the Option Plan) provided the assignor gives notice to the Company prior to assignment.

•	The number of common shares that may be issued to any one person under the Option Plan shall not exceed 5% of the outstanding common shares.

•
An Option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Person, except in the following circumstances:

o
If, before the expiry of an Option in accordance with the terms thereof, an optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Company, or his or her resignation or failure to be re-elected as a director of the Company, then the optionee may:

a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, which consent may be withheld in the Company’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase pursuant to the Option had the optionee’s status as an Eligible Person been maintained for the term of the Option.

o	If an optionee dies before the expiry of an Option in accordance with the terms thereof, the optionee’s legal representative(s) may, subject to the terms of the Option and the Option Plan:

a)
exercise the Option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, exercise at any time up to and including, but not after, a date one year following the date of death of the optionee, a further Option to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

•
The Company has no security purchase agreement or stock appreciation rights plan. The Compensation Committee has authority to and may from time to time consider the implementation of such other equity incentive plans.

•
By its terms, the Option Plan may be amended by the Board without the consent of the shareholders, for limited purposes such as amendments necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; amendments respecting the administration of the Option Plan and eligibility for participation under the Option Plan; amendments respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including provisions relating to the option price, the option period and the vesting schedule; and amendments that are of a housekeeping nature.

•	The Board may terminate the Option Plan at any time.

Shareholder Rights Plan

We entered into a shareholder rights plan effective November 28, 2007, upon the expiry of our previous shareholder rights plan (the “Rights Plan”). The Rights Plan was not implemented in response to, or in anticipation of an acquisition or take-over bid of the Company.

Many Canadian public companies continue to have shareholders rights plans in effect. These plans have as their objectives provided shareholders of the companies involved, and the board of directors of such companies, with the time necessary to ensure that, in the event of a take-over bid for their corporations, alternatives to the bid are explored and developed which may be in the best interest of the particular corporation and its shareholders. Securities legislation in Canada currently permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this is not sufficient time to assess a take-over bid, were such a bid to be made, and if the Board of Directors deems appropriate, to explore and develop alternatives in the best interests of the Company and its shareholders. In the event that competing bids emerge, the Board of Directors also believes that current securities legislation in Canada does not provide a sufficient minimum period of time for a board of directors to assess a competing offer or for shareholders to make a reasoned decision about the merits of the competing bids. The Rights Plan is not intended to prevent a take-over bid or deter offers for the Common Shares or any other voting securities of the Company that might be issued in the future. It is designed to encourage anyone seeking to acquire control of the Company to proceed either by way of a “Permitted Bid” (as described below), which requires a take-over bid to satisfy certain minimum standards designed to promote the fair treatment of all holders of the voting shares, or with the concurrence of the Board of Directors.

The following is a brief summary of the principal terms of our Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement, which is filed herewith as an Exhibit and incorporated by reference herein. All capitalized terms used but not defined herein are defined in the Rights Plan Agreement.

Term

The term of the Rights Plan ends on the date of the Company’s Annual Meeting of Shareholders to be held in 2017, subject to ratification by the Company’s shareholders every three years, at which time the Rights will expire unless they are earlier terminated, redeemed or exchanged by the Board of Directors of the Company.

Distribution of Rights

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights (“Rights”) to the then-current shareholders of the Company at the rate of one Right for each common share outstanding as of the time of the termination of business at the Company’s annual and special meeting of shareholders held on November 28, 2007 (the “Record Time”). In addition, one Right has been, and will continue to be, issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights. The Rights Plan Agreement provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters.

Exercise of Rights

The Rights will trigger (i.e. separate from the Company’s common shares) (the “Separation Time”) and will become exercisable eight trading days after a person (an “Acquiring Person”) has acquired 20% or more of, or commences or announces a take-over bid for, the Company’s outstanding common shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the Company’s outstanding common shares is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid, or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company’s common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company’s common shares.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the Company’s common share certificates and will not be transferable separately from the common shares. Common share certificates are not required to be exchanged in order for a shareholder to be entitled to the Rights. A legend will be imprinted on all new certificates issued by the Company. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company’s common shares.

Rights of Rights Holders

No holder of Rights is entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any common share or other share or security of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall the holding of a Right be construed or deemed to confer upon the holder of any Right any of the rights, titles, benefits or privileges of a holder of common shares or any other shares or securities of the Company, any right to vote at any meeting of shareholders of the Company, or any right to consent or withhold consent to any action of the Company.

Flip-in Event

A “Flip-in Event” will be triggered if a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined in the Rights Plan). Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned (as defined in the Rights Plan) by the Acquiring Person and certain other persons specified below) will provide the right to purchase from the Company upon exercise of the Right, in accordance with the terms of the Rights Plan, the number of common shares of the Company having an aggregate Market Price (as calculated under the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined below) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current market price, with the effect that the Acquiring Person may suffer substantial dilution of its interest in the Company.

The Rights Plan provides that Rights that are Beneficially Owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, including an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company’s common shares.

Acquiring Person

An “Acquiring Person” is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the outstanding voting shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of 20% or more of the outstanding voting shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

Exercise Price and Anti-Dilution Adjustments

The “Exercise Price” of a Right is, as of any date, the price at which a holder may purchase the common shares issuable upon exercise of one whole Right. Until that price is adjusted under the terms of the Rights Plan, the Exercise Price will be $200.00.

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, are subject to adjustment from time to time upon certain events, including:

1.
if there is a dividend paid or payable in common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities (other than the issue of common shares or such other securities to holders of common shares in lieu of, but not in an amount that exceeds the value of, regular periodic cash dividends;

2.	a subdivision or consolidation of the common shares into a greater or lesser number of common shares, as the case may be;

3.
the issuance of any common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities in respect of, in lieu of or in exchange for existing common shares, except as otherwise permitted under the Rights Plan; or

4.
if the Company fixes a record date for the distribution to all holders of common shares of evidences of indebtedness, cash (other than a regular periodic cash dividend paid in common shares, but including any dividend payable in securities other than common shares), assets or subscription rights, options or warrants (other than securities referred to in the following paragraph), at a price per common share that is less than 90% of the Market Price per common share on the second trading day immediately preceding such record date; and

5.
if the Company fixes a record date for the distribution to all holders of common shares of certain rights, options or warrants to acquire common shares or securities convertible into or exchangeable for or carrying a right to purchase common shares at a price per common share less than 90% of the Market Price per common share on such record date.

No adjustment to the Exercise Price is required unless the adjustment, together with all other adjustments that have not been made as of such time as a result of this de minimis exception, would require an increase an increase or decrease in the Exercise Price of at least 1%.

Permitted Bids and Competing Permitted Bids

A Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights. A “Permitted Bid” is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.	the bid must be made to all holders of record of common shares;

2.	the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

3.
take-up and payment for shares may not occur unless the bid is accepted by persons holding more than 50% of the outstanding common shares (excluding, among others, shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a takeover bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons);

4.	shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5.
if the bid is accepted by the requisite percentage specified in clause (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A “Competing Permitted Bid” is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by applicable law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid must be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all, but not less than all, of the Rights at a redemption price of C$0.0001 per Right (the “Redemption Price”), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company’s shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Company’s shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

Shareholder Approval

The Rights Plan must be ratified by a majority of the votes cast at the Company’s applicable shareholder meeting by shareholders present or voting by proxy. In addition, The Toronto Stock Exchange requires the Rights Plan to be ratified by shareholders within six months of the date of adoption of the Rights Plan by the Board of Directors. The Rights Plan will be subject to further ratification by the Company’s shareholders every three years

Amendment

Amendments or supplements to the terms of the Rights Plan (other than to fix clerical errors or to maintain the Rights Plan’s validity as a result of changes in legislation) require shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

B	Articles of Continuance

Other Provisions of Articles and By-laws

There are no provisions in the Articles or By-laws:

•	delaying or prohibiting a change in control of our company that operate only with respect to a merger, acquisition or corporate restructuring;

•	discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;

•	requiring disclosure of share ownership; or

•	governing changes in capital, where such provisions are more stringent than those required by law.

C	Material Contracts

In the prior two years, we have not entered into any contract other than in the ordinary course of business.

D	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in Section E, Taxation.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act (the “Investment Canada Act”) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of our company by a “non-Canadian.”

Investment Canada Act

Under the Investment Canada Act (the “ICA”), foreign investors proposing to acquire “control” of a “Canadian business” must file an Application for Review (“Application”) with the Director of Investments at Industry Canada if the proposed transaction exceeds the following financial thresholds:

•	For non-WTO investors, C$5 million for direct acquisitions and C$50 million for indirect acquisitions (e.g., an acquisition of a US corporation with a Canadian subsidiary);

•
For WTO investors, C$295 million for 2008 for direct acquisitions (the threshold is increased annually on or about January 1). Indirect acquisitions by WTO Investors are only subject to notification; or

•
For both WTO and non-WTO investors, if the acquisition involves one of four policy sectors (uranium, financial services, transportation services and cultural businesses), C$5 million for direct acquisitions and C$50 million for indirect acquisitions.

If an Application is required, the Investment Review Branch (the “IRB”) of Industry Canada must review the proposed transaction and the Minister of Industry (the “Minister”) must be satisfied that the transaction is likely to be of “net benefit to Canada.” The Minister is required to consider six economic factors specified in the ICA, as well as any written undertakings that may have been given by the investor. The ICA contemplates an initial review period of up to 45 days after a complete Application is filed; however, the Minister may unilaterally extend the review period by up to 30 days (or a longer period with the investor’s consent) to permit completion of the review.

A transaction that requires an Application to be filed often cannot be implemented prior to the investor receiving regulatory clearance. Non-compliance may lead to court-ordered divestiture of control and a fine of up to C$10,000 for each day that the statute is contravened.

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the foreign investor must still file a notification (which essentially constitutes notice of the investment) with the Director of Investments within 30 days of the transaction’s closing.

Competition Act

The Competition Act (the “CA”) requires that a pre-merger notification filing be submitted by both parties to a transaction to the Commissioner of Competition (the “Commissioner”) in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction may choose to submit either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). However, where the parties choose to submit a short-form filing, the Commissioner may, within 14 days, require that the parties submit a long-form filing, in which case the proposed transaction generally may not be completed until 42 days after the long-form filing is submitted by the parties.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”) in respect of a proposed transaction where she is satisfied that the transaction gives rise to no or minimal anti-competitive effects (or is pro-competitive). If the Commissioner issues an ARC in respect of a proposed transaction, the transaction is exempt from the pre-merger notification provisions. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner may not challenge the transaction under the substantive merger provisions of the CA solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a “no action” letter confirming that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the CA with respect to the proposed transaction, while preserving, during the three years following completion of the proposed transaction, her authority to challenge the transaction. A “no action” letter does not by itself eliminate the need for notification.

Regardless of whether pre-merger notification is required, within three years after a merger has been substantially completed, the Commissioner may apply to the Competition Tribunal (a special purpose tribunal) for an order under the merger provisions of the CA. If the Competition Tribunal finds that the transaction prevents or lessens or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

E	Taxation

Canadian Federal Income Taxation

In the opinion of Heenan Blaikie LLP, counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of our Common Shares. This summary summarizes Canadian federal income tax considerations applicable to the holders of Common Shares who, for the purposes of the Tax Act are residents in Canada, who deal at arm’s length and are not affiliated with the Company and hold their Common Shares as capital property. No part of this summary is applicable to corporations which are “financial institutions” for the purposes of the “mark to market” provisions of the Tax Act, to any “specified financial institution” as defined in the Tax Act to any person an investment in which would constitute a “tax shelter” for the purposes of the Tax Act, nor to Underwriters or agents acting on behalf of the Company. The Common Shares will generally be “capital property” to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or the holder is engaged in an adventure in the nature of trade with respect to such shares. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors as such an election would affect the income tax treatment of dispositions by the holder of other Canadian securities.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals (the “Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. If the Proposed Amendments are not enacted as presently proposed or other relevant amendments to the Tax Act or Regulations come into force, the tax consequences may not be as described below. This summary does not take into account or anticipate any other changes to the law, whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations. This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Adjusted Cost Base of Shares

The “adjusted cost base” of each Common Share of the Company owned by a holder at any particular time will be the average adjusted cost base to the holder of all common shares of the Company owned at that time.

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing the holder’s income and will be subject to gross-up and dividend tax credit rules applicable to dividends paid by a taxable Canadian corporation. Taxable dividends received from a public corporation that is a taxable Canadian corporation which are designated by such corporation as “eligible dividends” in accordance with the Tax Act will be grossed-up by 45% and the tax credit will be 11/18 of the grossed-up amount. Dividends which are not designated as “eligible dividends” will be grossed-up by 25% and the dividend tax credit will be 2/3 of the gross-up amount. Dividends received by a corporation on the Common Shares must be included in computing its income but generally will be deductible in computing its taxable income. Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing the corporation’s taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Capital Gains or Capital Losses

Upon a disposition (or a deemed disposition) of a common share of the Company, a holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such share to the holder. One-half of any capital gain will be included in income as a taxable capital gain. One-half of any capital loss may generally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition, any of the three preceding taxation years or any subsequent taxation year, subject to detailed provisions of the Tax Act. The amount of any capital loss realized on the disposition or deemed disposition of common shares by a holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a holder is a corporation that is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares. A holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Minimum Tax on Individuals

The Tax Act provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. In calculating adjusted taxable income for the purpose of determining the minimum tax liability, eighty percent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry-forward amount will only be creditable in a particular year to the extent that the individual’s tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

F	Certain US Federal Income Tax Considerations

The following is a summary of certain material US federal income tax consequences to a US Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. Each US Holder should consult its own tax advisor regarding the US federal income, US state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of our common shares that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the US, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US, any state in the US, or the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

For purposes of this summary, a “non-US Holder” is a beneficial owner of our common shares other than a US Holder. This summary does not address the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-US Holders. Accordingly, a non-US Holder should consult its own tax advisor regarding the US federal income, US state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of our common shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that are liable for the alternative minimum tax under the Code; (f) US Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) US Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) US Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) US Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership for US federal income tax purposes holds common shares, the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local, US federal estate and gift, or foreign tax consequences to US Holders of the acquisition, ownership, and disposition of our common shares. Each US Holder should consult its own tax advisor regarding the US state and local, US federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Common Shares

Subject to the “passive foreign investment company” rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a US Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See “Disposition of our common shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning or before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the US Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such US Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-US Tax Convention, or (b) our common shares are readily tradable on an established securities market in the US However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC,” as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company may have been a “PFIC” for one or more prior taxable years, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the current taxable year. (See “Passive Foreign Investment Company Rules” below). Accordingly, the Company does not expect to be a QFC for the current taxable year.

If a US Holder fails to qualify for the preferential dividend rate discussed above, subject to the PFIC rules discussed below, a dividend paid by the Company to a US Holder, including a US Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on our common shares in foreign currency generally will be equal to the US dollar value of such distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the US dollar value of such foreign currency on the date of receipt. Such a US Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for US dollars).

Dividends Received Deduction

Dividends received on our common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a US Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A US Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder’s adjusted tax basis in our common shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on our common shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income. In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of our common shares generally will be treated as “US source” for purposes of applying the foreign tax credit rules, unless such gain is resourced under an applicable provision of the Canada-US Tax Convention and an election is made under the Code. Dividends received on our common shares generally will be treated as “foreign source” and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the US, or by a US payor or US middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS. Each US Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Gross income” means, generally, sales revenues less the cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company may have been a PFIC for one or more prior taxable years, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the current taxable year. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the current taxable year ending depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this annual report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such US Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution received on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a US Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution received on our common shares, must be ratably allocated to each day in a Non-Electing US Holder’s holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing US Holder’s holding period for our common shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing US Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing US Holder’s holding period for our common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing US Holder holds our common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing US Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which the Company was a PFIC.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition by the Company of the shares of such Subsidiary PFIC or a distribution received by the Company from such Subsidiary PFIC generally will be treated as an indirect disposition by a US Holder or an indirect distribution received by a US Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a US Holder of our common shares or income recognized by a US Holder on an actual distribution received on our common shares was previously subject to US federal income tax under these indirect ownership rules, such amount generally should not be subject to US federal income tax.

QEF Election

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a US Holder’s holding period for our common shares in which the Company is a PFIC. In this case, a US Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such US Holder’s US federal income tax return for such first year. However, if the Company was a PFIC in a prior year in a US Holder’s holding period for our common shares, then in order to be treated as making a “timely” QEF Election, such US Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if our common shares were sold on the qualification date for an amount equal to the fair market value of our common shares on the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such US Holder. In addition, under very limited circumstances, a US Holder may make a retroactive QEF Election if such US Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a US Holder even after such US Holder disposes of all of such US Holder’s direct and indirect interest in our common shares. Accordingly, if such US Holder reacquires an interest in the Company, such US Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

A US Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a US Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

However, for each taxable year in which the Company is a PFIC, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such US Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such US Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Company. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

US Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply US Holders with the information that such US Holders require to report under the QEF rules, in the event that the Company is a PFIC and a US Holder wishes to make a QEF Election. Each US Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If our common shares are traded on such a qualified exchange or other market, our common shares generally will be “regularly traded” for any calendar year during which our common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each US Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A US Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder makes a Mark-to-Market Election after the beginning of such US Holder’s holding period for our common shares and such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such US Holder’s adjusted tax basis in such common shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such US Holder’s adjusted tax basis in our common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A US Holder that makes a Mark-to-Market Election generally will adjust such US Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if the Company is a PFIC, regardless of whether such US Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a US Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

The PFIC rules are complex, and each US Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

G	Dividends and Paying Agents

Dividends

We have not paid any dividends since its incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of our Board of Directors to retain all earnings to finance our business plan.

H	Statements by Experts

Not applicable.

I	Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this Annual Report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: YM Biosciences, 5045 Orbiter Drive, Suite 400, Building 11, Mississauga, Ontario, Canada, L4W 4Y4, Attention: Secretary. Telephone: (905) 629-9761. Facsimile (905) 629-4959 EMAIL: ir@ymbiosciences.com.

J	Subsidiary Information

Our subsidiaries are detailed under Item 4.C, “Organizational Structure”.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk

Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 5.

Item 12:	Description of Securities Other Than Equity Securities

A	Debt Securities

Not applicable.

B	Warrants and Rights

On December 15, 2003 the Company issued 5,129,919 warrants at an exercise price of $2.50 and 562,346 warrants at an exercise price of $1.75. The warrants expire on December 15, 2008.

On February 7, 2006 the Company issued 17,500 warrants at an exercise price of $4.42. The warrants expire on February 7, 2009.

C	Other Securities

Not applicable.

D	American Depository Shares

Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Item 14:	Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:	Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of our fiscal year ended June 30, 2008, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while our principal executive officer and principal financial officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b)	Management’s Report on Internal Control Over Financial Reporting.

The management of YM is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Exchange Act Rules 13a-15(f). ICFR includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements.

Our management team assessed ICFR as of June 30, 2008 using the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In management’s opinion our ICFR is effective, based on the assessment completed as at June 30, 2008.

KPMG LLP, an independent public accounting firm registered with the PCAOB, has issued a report on the effectiveness of our ICFR, which is included with our consolidated financial statements appearing beginning on page F-4 of this Annual Report on Form 20-F.

(c)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended June 30, 2008, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert

Our Board of Directors has determined that Tryon M. Williams, a member of the Company’s audit committee, qualifies as an “audit committee financial expert” because of his experience as Chairman, CEO and director of Bingo.com Ltd., Chairman and director of CellStop International Ltd. and as an Adjunct Professor, Sauder School of Business, The University of British Columbia.. Mr. Williams satisfies the specified criteria for being “independent” under the rules of the American Stock Exchange.

Item 16B:	Code of Ethics

On October 19, 2004, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Company undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics. Requests for such copies should be directed, either orally or in writing, to: Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, phone number (905) 629-9761.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Item 16C:	Principal Accounting Fees and Services

During the years ended June 30, 2007 and 2008, the following are the fees from our external auditors:

	Fees Billed
Service	2007	2008
Audit Fees	$260,000	$352,500
Audit Related Fees	—	—
Tax Fees	$82,200	$49,500
All Other Fees	—	—
Total Fees Billed	$342,200	$402,000

Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Tax fees consist of fees for tax compliance services and tax advisory services.

None of the services provided by the external auditors during the years ended June 30, 2007 and 2008 were provided pursuant to a de minimis exemption from the SEC’s pre-approval rules.

Pre-Approval Policies and Procedures

The audit committee of the Company’s board of directors has adopted a policy regarding the provision of services by the Company’s external auditors. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services.

Under the policy, all permitted services to be provided by the external auditors must be pre-approved by the audit committee or a designated member of the audit committee. Any pre-approval granted by a designated member must be reported to the audit committee at its next scheduled meeting. The pre-approval of services may be given at any time up to one year before commencement of the specified service.

Of the fees reported under “Principal Accounting Fees and Services” above, none of the fees billed by the external auditors were approved by the audit committee of the board of directors of the Company pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D:	Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable.

PART III

Item 17:	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18:	Financial Statements

The financial statements appear on pages F-1 through F-44.

Item 19:	Exhibits

See the Exhibit Index to this annual report on Form 20-F appearing on page EX-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 22, 2008

YM BIOSCIENCES INC.

By:	"David G.P. Allan”
David G. P. Allan
Chairman and Chief Executive Officer

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants Fax	(416) 228-7123
Yonge Corporate Centre Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of YM Biosciences Inc.

We have audited the accompanying consolidated balance sheets of YM Biosciences Inc. (the "Company") and subsidiaries as at June 30, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended June 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended June 30, 2008, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at June 30, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has no net earnings, minimal revenue and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 2(p) to the consolidated financial statements, effective July 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges. Effective June 30, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial report as of June 30, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated September 15, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 15, 2008

kpmg LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street, Suite 200	www.kpmg.ca
North York, ON M2P 2H3

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of YM BioSciences Inc.

We have audited YM BioSciences Inc. ("the Company")’s internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended June 30, 2008, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated September 15, 2008, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 15, 2008

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 4)	$3,119,189	$5,847,351
Short-term deposits (note 4)	54,981,737	69,724,438
Accounts receivable	403,371	370,011
Prepaid expenses	375,133	347,010
	58,879,430	76,288,810

Property and equipment (note 5)	128,400	325,040

Intangible assets (note 6)	4,065,409	5,125,950

	$63,073,239	$81,739,800

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$307,588	$1,169,211
Accrued liabilities	1,715,024	2,103,755
Deferred revenue (note 12)	4,623,340	4,702,132
	6,645,952	7,975,098

Deferred revenue (note 12)	4,414,256	8,929,900

Shareholders' equity:
Share capital (note 8)	172,921,153	172,921,153
Share purchase warrants (note 9)	3,150,539	4,553,308
Contributed surplus (note 10)	9,123,824	5,657,082
Deficit	(133,182,485)	(118,296,741)
	52,013,031	64,834,802
Basis of presentation (note 1)
Commitments (note 13)

	$63,073,239	$81,739,800

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Tryon Williams	Director

/s/ David G.P. Allan	Director

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2008	2007	2006

Out-licensing revenue (note 12)	$4,859,085	$4,407,890	$1,151,135
Interest income	2,584,080	3,239,540	1,397,558
	7,443,165	7,647,430	2,548,693

Expenses:
General and administrative	6,831,955	6,978,336	7,951,470
Licensing and product development	15,631,550	28,758,469	20,188,577
Impairment of intangible assets (note 6)	–	1,829,538	–
	22,463,505	37,566,343	28,140,047

Loss before the undernoted	(15,020,340)	(29,918,913)	(25,591,354)
Gain (loss) on foreign exchange	32,463	(142,552)	(220,630)
Realized gain on short-term deposits	126,588	–	–
Unrealized gain on short-term deposits	45,688	–	–
Loss on marketable securities	–	–	(2,623)
Loss on disposal of property and equipment	(70,143)	–	–

Loss before income taxes	(14,885,744)	(30,061,465)	(25,814,607)

Income taxes (note 14)	–	1,668,775	–

Loss and comprehensive loss
for the year	(14,885,744)	(31,730,240)	(25,814,607)

Deficit, beginning of year	(118,296,741)	(86,566,501)	(60,751,894)

Deficit, end of year	$(133,182,485)	$(118,296,741)	$(86,566,501)

Basic and diluted loss per
common share	$(0.27)	$(0.57)	$(0.59)

Weighted average number of
common shares outstanding	55,835,356	55,804,674	43,755,160

Excludes common shares held in
escrow for contingent additional
payment related to the acquisition
of Delex Therapeutics Inc. (note 8)	2,380,953	2,380,953	2,380,953

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2008	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the year	$(14,885,744)	$(31,730,240)	$(25,814,607)
Items not involving cash:
Depreciation of property and
equipment	125,271	107,107	61,017
Amortization of intangible assets	1,060,541	1,913,040	1,269,158
Impairment of intangible assets	–	1,829,538	–
Loss on disposal of property and
equipment	70,143	–	–
Loss on sale of marketable securities	–	–	2,623
Stock-based compensation	2,063,973	1,716,913	2,588,413
Stock–based consideration	–	–	100,000
Warrants-based consideration	–	–	54,775
Change in non-cash operating
working capital:
Accounts receivable and prepaid
expenses	(61,483)	1,816,092	(672,639)
Accounts payable, accrued liabilities
and deferred revenue	(5,844,790)	11,604,460	(1,599,032)
	(17,472,089)	(12,743,090)	(24,010,292)

Financing activities:
Issuance of common shares
on exercise of options	–	11,232	851,322
Issuance of common shares
on exercise of warrants	–	89,375	3,627,430
Net proceeds from issuance of
shares and warrants	–	–	42,622,618
	–	100,607	47,101,370

Investing activities:
Short-term deposits, net	14,742,701	15,881,679	(55,529,720)
Proceeds on sale of marketable securities	–	–	2,211
Additions to property and equipment	(37,770)	(127,162)	(54,791)
Proceeds on sale of property and
equipment	38,996	–	–
	14,743,927	15,754,517	(55,582,300)

Increase (decrease) in cash and cash
equivalents	(2,728,162)	3,112,034	(32,491,222)
Net cash assumed on acquisition	–	–	34,540,166
Cash and cash equivalents,
beginning of year	5,847,351	2,735,317	686,373

Cash and cash equivalents, end of year	$3,119,189	$5,847,351	$2,735,317

Non-cash items:
Issuance of common shares on
Delex acquisition (note 8)	$–	$–	$1,464,284
Issuance of common shares on
Eximias acquisition (note 3)	–	–	35,063,171
Issuance of common shares in
exchange for licensed patents	–	–	100,000

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. In prior years, the Company had been considered a development stage company. It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes. The acquisitions of licenses provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. During fiscal 2006, the Company acquired Eximias Pharmaceutical Corporation ("Eximias") of Berwyn, Pennsylvania, a privately held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders (note 3). During fiscal 2005, the Company acquired Delex Therapeutics Inc. ("Delex"). The Company is developing certain therapeutic products for patients with cancer and an inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

1.	Basis of presentation:

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing, acquisition and product development. It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of equity. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 4 to the consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, except as described in note 17, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP"). Significant accounting policies are summarized below:

(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.

During the year ended June 30, 2006, Delex was amalgamated with a YM subsidiary and its assets, obligations and operations are included in the consolidated financial statements. CIMYM Inc. (Ontario) and CIMYM Inc. (Barbados) were amalgamated to form CIMYM BioSciences Inc., an 80% owned joint venture incorporated in Canada for which the Company is the primary beneficiary, and its assets, obligations and operations are included in the consolidated financial statements. YM BioSciences U.S.A. Inc. and YM BioSciences U.S. Operations Inc. were merged during the year ended June 30, 2008 and its assets, obligations and operations are included in the consolidated financial statements.

(b)	Consolidation of variable interest entity:

The Company consolidates all VIEs of which it is the primary beneficiary in accordance with Canadian GAAP. VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. The Company's only VIE is CIMYM BioSciences Inc. and it is fully consolidated in the Company's financial statements.

(c)	Foreign currency translation:

Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and income statement items are translated at actual rates prevailing during the year. Exchange gains and losses are of a current nature and are included in income.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(d)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration. Currently, the Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information. Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is reasonably assured.

(e)	Cash and cash equivalents:

Cash and cash equivalents are recorded at fair value. Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.

(f)	Short-term deposits:

Short-term deposits are recorded at fair value and consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, held to maturity with terms extending beyond 90 days from the date of acquisition.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(g)	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided to amortize the cost of property and equipment over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(h)	Intangible assets:

Intangible assets consist of acquired technologies and are amortized on a straight-line basis over the estimated time to market of seven years.

(i)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and property and equipment for existence of facts or changes in circumstances that might indicate a condition of impairment. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.

(j)	Development costs:

To date, all development costs incurred have been expensed. Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(k)	Government assistance:

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more-likely-than-not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(m)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the fair value-based method to all options granted to service providers and to employee stock options granted on or after July 1, 2002. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Forfeitures are accounted for on an estimated basis based on historical trends. Compensation cost is expensed over the service period for non-employee and employee awards. The settlement method was used to account for employee stock options granted before July 1, 2002. Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period. Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(o)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years. Actual results could differ from those estimates.

(p)	New accounting pronouncements:

Changes in accounting policies:

(i)	Accounting changes:

On July 1, 2007, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. These recommendations also require: (i) changes in accounting policy to be applied retrospectively unless doing so is impracticable; (ii) prior period errors to be corrected retrospectively; (iii) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and (iv) the disclosure of new primary sources of generally accepted accounting principles that have been issued but are not yet effective.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(ii)	Financial instruments:

On July 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, and Section 3865, Hedges. These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are to be classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost, using the effective interest method. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and short-term deposits as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accruals are classified as other financial liabilities. The Company has not recognized any amounts through comprehensive income for years ended June 30, 2008, 2007 and 2006.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

Adoption of these standards was on a retrospective basis without restatement of prior periods and had no impact on the Company's opening balances.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivatives are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value. These embedded derivatives are measured at fair value with changes therein recognized in net income.

The Company selected July 1, 2002 as the transition date for embedded derivatives. Accordingly, only contracts or financial instruments entered into or modified after this date were examined for embedded derivatives. As at July 1, 2007, the Company identified embedded derivatives in foreign currency product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts. However, such embedded derivatives have been determined to be of nominal value and, therefore, have not been measured at fair value in the Company's financial statements.

(iii)	Financial instruments - disclosure:

On June 30, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures, which provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Note 16 has been added to the Company's consolidated financial statements regarding these disclosures.

(iv)	Financial instruments - presentation:

On June 30, 2008, the Company adopted CICA Handbook Section 3863, Financial Instruments - Presentation, which provides standards for the presentation of financial instruments and non-financial derivatives. The adoption of this standard does not have an impact on the presentation of the Company's financial instrument disclosures.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

2.	Significant accounting policies (continued):

(v)	Capital disclosures:

On June 30, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of the objectives, policies and processes for managing capital and compliance with any capital requirements and, in case of non-compliance, the consequences of such non-compliance. Note 15 has been added to the Company's consolidated financial statements regarding these disclosures.

Recent accounting pronouncements issued and not yet effective are as follows:

(vi)	General standards on financial statement presentation:

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after July 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

(vii)	Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company. The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex.

(viii)	International financial reporting standards:

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's consolidated financial statements is not yet determinable.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

3.	Acquisition of Eximias:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias, a privately held development stage company in the United States. The acquisition was accounted for as a purchase of assets. The assets and liabilities of Eximias have been included in the consolidated financial statements of the Company from May 9, 2006, the date of acquisition. The Company has assessed the fair values as of the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Property and equipment	84,513
Prepaid expenses	109,101
Workforce	2,927,261
Future tax assets (net of valuation allowance of $26,885,000)	–
41,351,872

Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)

Net assets acquired	$38,910,077

Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000

$38,910,077

Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash, were held in escrow until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. As no claims arose relating to those shares referred to above, the full amount was released from escrow on May 9, 2007.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

3.	Acquisition of Eximias (continued):

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

4.	Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies. As at June 30, 2008, the remaining restricted proceeds were $1,370,992.

Management believes that the unrestricted cash and short-term deposits at June 30, 2008 of $56,729,934 are sufficient to fund future activities during and beyond the next year.

As at June 30, 2008, the Company held nil (2007 - $4,510,285) of cash equivalents, all of which are denominated in Canadian dollars. Cash equivalents are short-term deposits with terms extending up to 90 days from the date of acquisition.

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

5.	Property and equipment:

		Accumulated	Net book
June 30, 2008	Cost	depreciation	value

Computer equipment	$378,289	$278,449	$99,840
Furniture and equipment	80,172	76,765	3,407
Leasehold improvements	52,539	27,386	25,153

	$511,000	$382,600	$128,400

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

5.	Property and equipment (continued):

June 30, 2007	Cost	Accumulated depreciation	Net book value

Computer equipment	$357,499	$201,286	$156,213
Furniture and equipment	307,506	170,769	136,737
Leasehold improvements	80,809	48,719	32,090

	$745,814	$420,774	$325,040

6.	Intangible assets:

			Accumulated	Net book
June 30, 2008	Cost	amortization	Impairment	value

Acquired technologies	$7,348,185	$3,282,776	$–	$4,065,409

			Accumulated	Net book
June 30, 2007	Cost	amortization	Impairment	value

Acquired technologies	$7,348,185	$2,222,235	$–	$5,125,950
Workforce	2,927,261	1,097,723	1,829,538	–

	$10,275,446	$3,319,958	$1,829,538	$5,125,950

Impairment:

On May 9, 2006, the Company identified the workforce as an intangible asset as part of the Eximias acquisition because of the expected future benefits that could be derived with respect to their involvement with the Company's leading product, tesmilifene.

On January 30, 2007, based on the recommendation of the Data Safety Monitoring Board, the Company stopped the phase III tesmilifene clinical trial based on an interim analysis of 351 events. As a result, the workforce intangible asset was determined to be impaired based on an analysis of the carrying value and projected future cash flows of the asset. The impairment analysis resulted in a write-down of $1,829,538, the net book value of the asset on the day of impairment.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

7.	Consolidation of variable interest entity:

The Company determined that its investment in its joint venture is a VIE and the Company is the primary beneficiary since inception of the entity.

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

The consolidated financial statements include the revenue and expenses of an incorporated joint venture as follows:

	Years ended June 30,
	2008	2007	2006

Revenue	$4,802,291	$4,236,398	$858,210

Expenses:
General and
administrative	5,677,860	2,458,547	3,252,091
Licensing and
product development	8,277,154	8,913,425	1,444,277
	13,955,014	11,371,972	4,696,368

Loss before income taxes	(9,152,723)	(7,135,574)	(3,838,158)

Income taxes	–	1,622,695	–

Loss for the period	$(9,152,723)	$(8,758,269)	$(3,838,158)

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

8.	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

Issued:

	Number of
	shares	Amount

Common shares:
Balance, June 30, 2005	38,584,288	$87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex
acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171

Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of options	3,333	15,554
Issued on exercise of warrants	50,500	134,055

Balance, June 30, 2007 and 2008	55,835,356	$172,921,153

At June 30, 2008, 2,380,953 (2007 - 2,380,953) common shares are held in escrow for contingent payments related to the Delex acquisition. These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

On February 16, 2006, the Company issued 9,436,471 shares at U.S. $4.25 per common share for total gross proceeds of U.S. $40,105,002. Net proceeds after issuance costs amounted to Cdn. $42,622,618.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

9.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2008. As of June 30, 2008, all outstanding warrants were exercisable.

		Weighted
		average
	Number of	exercise
	warrants	price	Amount

Outstanding, June 30, 2005	10,745,007	$2.93	$5,313,283
Expired	(369,444)	4.33	–
Exercised	(1,370,286)	2.92	(770,070)
Issued in settlement of obligation	17,500	4.42	54,775

Outstanding, June 30, 2006	9,022,777	2.88	4,597,988
Exercised	(50,500)	1.77	(44,680)

Outstanding, June 30, 2007	8,972,277	2.89	4,553,308
Expired	(3,262,512)	3.69	(1,402,769)

Outstanding, June 30, 2008	5,709,765	2.43	$3,150,539

As at June 30, 2008:

			Weighted
			average
			remaining
		Number	contractual
Exercise prices	Expiry date	outstanding	life (years)

$1.75	December 15, 2008	562,346	0.46
$2.50	December 15, 2008	5,129,919	0.46
$4.42	February 7, 2009	17,500	0.61

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

10.	Contributed surplus:

Balance, June 30, 2005	$1,790,928
Stock-based compensation	2,588,413
Exercise of options	(434,849)

Balance, June 30, 2006	3,944,492
Stock-based compensation	1,716,913
Exercise of options	(4,323)

Balance, June 30, 2007	5,657,082
Stock-based compensation	2,063,973
Expiry of warrants	1,402,769

Balance, June 30, 2008	$9,123,824

11.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The option exercise prices range from $1.25 to $5.74.

Compensation cost recognized as an expense during the year for stock-based employee compensation awards was $2,063,973 (2007 - $1,716,913; 2006 - $2,301,431). Compensation cost recognized related to non-employee options granted during the year was nil (2007 - nil; 2006 - $286,982).

As of June 30, 2008, total compensation cost related to non-vested awards not yet recognized is $832,308 and the weighted average period over which it is expected to be recognized is 1.27 years.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

11.	Stock-based compensation (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2008	2007	2006

Number of options issued	2,110,290	165,000	2,268,000
Risk-free interest rate	3.2% - 4.4%	3.9% - 4.1%	4.0% - 4.6%
Volatility factor	72% - 74%	51% - 73%	55% - 120%
Contractual life of options	10 years	10 years	1 - 10 years
Vesting period (months)	immediately to 24	immediately to 24	immediately to 24
Weighted average fair value of
options granted	$1.13	$1.41	$2.00
Fair value of options	$2,374,465	$232,931	$4,542,930

The following tables reflect the activity under the stock option plan for the years ended June 30, 2008, 2007 and 2006 and the share options outstanding at the end of the year:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	4,196,205	$3.63	4,779,789	$3.78	3,169,330	$2.92
Granted	2,110,290	1.51	165,000	3.49	2,268,000	4.69
Cancelled/forfeited	(673,393)	3.96	(745,251)	4.53	(256,465)	3.71
Exercised	–	–	(3,333)	3.37	(401,076)	2.21

Outstanding, end of year	5,633,102	2.80	4,196,205	3.63	4,779,789	3.78

Exercisable, end of year	4,342,733	$3.17	3,587,176	$3.55	3,058,820	$3.39

As at June 30, 2008:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	outstanding	life (years)	price	exercisable	life (years)	price

$0.00 - $1.74	1,911,064	9.3	$1.51	649,031	9.29	$1.51
$1.75 - $2.74	913,095	4.9	1.83	913,095	4.93	1.83
$2.75 - $3.74	1,293,610	6.5	3.34	1,266,941	6.42	3.34
$3.75 - $4.74	1,360,333	5.8	4.41	1,358,666	5.80	4.41
$4.75 - $5.75	155,000	7.9	5.74	155,000	7.86	5.74

$0.00 - $5.75	5,633,102	7.1	2.80	4,342,733	6.39	3.17

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2008, 2007 and 2006

12.	Out-licensing agreements:

				Deferred revenue		Revenue recognized
Date of			Initial	as at June 30,		for years ended June 30,
agreement	Product	license fee	2008	2007	2008	2007	2006

November 3, 2006	Tesmilifene	$230,400	$154,000	$180,800	$26,800	$49,600	$–
July 25, 2006	Nimotuzumab	16,226,950	8,451,538	12,508,273	4,056,735	3,718,677	–
January 20, 2006	Nimotuzumab	1,152,788	192,131	576,394	384,262	384,263	192,132
August 30, 2005	Nimotuzumab	441,792	64,428	161,071	96,643	133,458	147,263
January 26, 2005	Tesmilifene	620,311	175,499	205,494	29,995	121,892	206,770
July 13, 2004	Nimotuzumab	–	–	–	–	–	604,970
Royalty revenue	Nimotuzumab	–	–	–	264,650	–	–
		18,672,241	9,037,596	13,632,032	4,859,085	4,407,890	1,151,135

Less current portion		–	4,623,340	4,702,132	–	–	–

		$18,672,241	$4,414,256	$8,929,900	$4,859,085	$4,407,890	$1,151,135

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory. The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product. Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

13.	Commitments:

In June 2005, the Company entered into a contract for Clinical Research Organization ("CRO") services relating to a pharmacokinetic clinical trial to evaluate tesmilifene with taxotere at a cost of approximately $477,000 (U.S. $468,000). Of this amount, approximately $290,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $187,000 is yet to be incurred. Either party may cancel the contract within 30 days' notice. If the Company cancels, it is obligated for services rendered by CRO through to the effective date of termination and a penalty equal to 10% of the remainder of the contract price.

In May 2007, the Company entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of approximately $1,323,000, of which approximately $834,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $489,000 is yet to be incurred. The Company may cancel the contract with 30 days' notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In November 2007, the Company entered into a contract for CRO services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1,322,000 (U.S. $1,297,000), of which approximately $452,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $870,000 is yet to be incurred. The Company may cancel the contract with 30 days' notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In addition to the above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1,000,000, totalling approximately $5,030,000, of which approximately $2,128,000 has been incurred as at June 30, 2008 and the obligation to pay the remaining $2,902,000 is yet to be incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

13.	Commitments (continued):

As at June 30, 2008, the approximate future minimum rental payments relating to operating leases for premises are as follows:

2009	$307,000
2010	315,000
2011	324,000
2012	237,000
Thereafter	46,000

$1,229,000

14.	Income taxes:

(a)	The major components of income tax expense and the income tax rates for the year ended June 30 are as follows:

	2008	2007	2006

Current tax expense	$–	$1,668,775	$–
Future income taxes	–	–	–

Income tax expense	$–	$1,668,775	$–

Average Canadian
income tax rate	34.82%	36.12%	36.12%

14.	Income taxes (continued):

Reconciliations of the income tax provisions at the above rates with the amounts shown in the consolidated statements of operations and comprehensive loss are as follows:

	2008	2007	2006

Loss before income taxes	$(14,885,744)	$(30,061,465)	$(25,814,607)

Income tax expense calculated
at average Canadian income
tax rates	$(5,183,330)	$(10,858,201)	$(9,324,236)
Change in income taxes
resulting from:
Tax effect of changes in rates	7,304,555	–	–
Differences in rates applicable
to subsidiary in foreign
jurisdiction	186,000	(298,859)	(225,984)
Withholding taxes	–	1,668,775	–
Other non-deductible items	734,775	586,813	936,913
Change in valuation allowance	(3,042,000)	10,570,247	8,613,307

Income tax expense	$–	$1,668,775	$–

14.	Income taxes (continued):

(b)	The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2008	2007

Future tax assets:
Property and equipment	$4,806,000	$7,012,000
Financing costs	186,000	505,000
Deferred revenue	2,621,000	4,430,000
Capital loss carryforward	173,000	194,000
Eligible capital expenditures	41,000	65,000
Non-capital losses - United States	27,338,000	27,011,000
Non-capital losses - Canada	18,885,000	18,585,000
Scientific research and experimental
development expenses and credits	11,162,000	10,939,000
	65,212,000	68,741,000

Future tax liabilities:
Acquired technologies	(1,179,000)	(1,666,000)
	64,033,000	67,075,000

Less valuation allowance	64,033,000	67,075,000

Net future tax asset	$–	$–

14.	Income taxes (continued):

(c)	The Company has available Canadian and United States non-capital loss carryforwards totalling approximately $65,121,000 and $64,617,000, respectively. These losses expire as follows:

	Canada	United States

2009	$3,683,000	$–
2010	3,789,000	–
2014	7,307,000	–
2015	16,788,000	–
2018	–	1,000
2019	–	28,000
2020	–	85,000
2021	–	2,604,000
2022	–	4,610,000
2023	–	3,045,000
2024	–	3,148,000
2025	–	6,370,000
2026	13,260,000	37,142,000
2027	10,235,000	4,898,000
2028	10,059,000	2,686,000

	$65,121,000	$64,617,000

(d)	The Company has approximately $15,722,000 (2007 - $16,015,000) of unclaimed development costs that may be claimed against future taxable income.

(e)	The Company has accumulated net capital losses for tax purposes of approximately $1,191,000, which may be carried forward and used to reduce taxable capital gains in future years.

14.	Income taxes (continued):

(f)
The Company performs certain activities that result in investment tax credits ("ITC") that can be used to offset future Canadian and United States federal taxes payable and Ontario innovation tax credits ("OITC") that are payable in cash from the Province of Ontario. The Company does not accrue the federal ITC as it can only be used to offset future taxes payable and the Company has not recorded the benefit of any tax assets to date. The ITCs expire as follows:

	Canada	United States

2010	$25,000	$–
2011	261,000	–
2012	370,000	–
2013	328,000	2,000
2014	284,000	8,000
2015	1,004,000	113,000
2016	679,000	76,000
2017	1,103,000	196,000
2018	937,000	177,000
2019	–	199,000
2020	–	335,000
2021	–	22,000
2022	–	204,000

	$4,991,000	$1,332,000

The Company accrues and records cash refundable OITC amounts directly against development expenses where there is reasonable assurance that the assistance will be realized. During the year, the Company repaid cash refundable OITC claims related to fiscal years 2004, 2005 and 2006 in the amount of $18,326. At June 30, 2008, OITC's receivable amounted to $158,742 (2007 - $143,049; 2006 - $437,233).

	2008	2007	2006

Gross development expenses	$15,613,224	$28,758,469	$20,388,577
OITC repaid (refunds)	18,326	–	(200,000)

Licensing and product development
expenses	$15,631,550	$28,758,469	$20,188,577

15.	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activity and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents, short-term deposits, accounts payable and accrued liabilities in the definition of capital.

The Company is not subject to externally imposed capital requirements, other than the restriction on cash, and there has been no change with respect to the overall capital management strategy during the 12 months ended June 30, 2008.

16.	Financial instruments:

(a)	Categories of financial assets and liabilities:

Under CICA Section 3862, Financial Instruments - Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Accounts receivable, accounts payable and accrued liabilities are measured at amortized cost. Cash and cash equivalents and short-term deposits are measured at fair value and all changes to fair value are included in loss for the year in which they arise.

	2008		2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash
equivalents	$3,119,189	$3,119,189	$5,847,351	$5,956,550
Short-term deposits	54,981,737	54,981,737	69,724,438	69,661,386
Accounts receivable	403,371	403,371	370,011	370,011
Accounts payable	(307,588)	(307,588)	(1,169,211)	(1,169,211)
Accrued liabilities	(1,715,024)	(1,715,024)	(2,103,755)	(2,103,755)

	$56,481,685	$56,481,685	$72,668,834	$72,714,981

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

16.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company's finance function which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Foreign exchange risk:

The Company operates in Canada and the United States and has relationships with entities in other countries. Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates ("transaction exposures") and because the United States subsidiary financial statements denominated in U.S. dollars may vary on consolidation into Canadian dollars.

Balances in foreign currencies at June 30, 2008 are approximately:

	U.S. dollars	Euros	British pounds

Cash and cash equivalents	$639,000	€–	₤	–
Accounts payable and
accrued liabilities	(343,000)	–		(57,000)
Accounts receivable	201,000	16,000		–

	$497,000	€16,000	₤	(57,000)

Fluctuations in the U.S. dollar exchange rate may potentially have a significant impact on the Company's results of operations.

(ii)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets. The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer that 18 months.

16.	Financial instruments (continued):

Based on the Company's current short-term deposits, a 1% change in market interest rates would have an impact of approximately $55,000 on the Company's loss before income taxes.

(iii)	Credit risk:

Accounts receivable are subject to normal credit risk. The maximum exposure to credit risk is equal to the carrying value of the accounts receivable. The Company regularly assesses the amounts in receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts. The Company currently has no reserve against doubtful accounts as there have been no bad debts to date.

(iv)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements. The Company achieves this by maintaining sufficient cash and cash equivalents.

17.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)	Consolidated statements of operations and comprehensive loss and deficit:

The following table reconciles loss for the year as reported in the consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2008	2007	2006

Loss for the year based on
Canadian GAAP	$(14,885,744)	$(31,730,240)	$(25,814,607)
Reversal of capitalization of
acquired technologies (i)	–	–	(1,562,284)
Amortization of acquired
technologies (i)	1,060,541	1,059,255	1,025,220

Loss for the year and
comprehensive loss based
on United States GAAP	$(13,825,203)	$(30,670,985)	$(26,351,671)

	2008	2007	2006

Basic and diluted loss per share (ii)	$(0.25)	$(0.55)	$(0.60)

Weighted average number of
common shares outstanding	55,835,356	55,804,674	43,755,160

Excludes common shares held
in escrow for contingent additional
payment related to the acquisition
of Delex Therapeutics Inc. (note 8)	2,380,953	2,380,953	2,380,953

17.	Canadian and United States accounting policy differences (continued):

(i)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(ii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

(b)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under United States GAAP is as follows:

				Additional
		Share		paid-in
	Warrants	capital	Deficit	capital	Total

Total shareholders' equity
under U.S. GAAP,
June 30, 2005	$5,313,283	$87,487,802	$(64,581,701)	$29,816	$28,249,200
Issued on exercise of options	–	1,286,170	–	(398,727)	887,443
Issued on exercise of warrants	(715,295)	4,397,499	–	–	3,682,204
Issued from escrow pursuant
to Delex acquisition
agreement	–	1,464,284	–	–	1,464,284
Issued pursuant to
licensing agreement	–	100,000	–	–	100,000
Issued from equity financing	–	42,622,618	–	–	42,622,618
Issued from acquisition
of Eximias	–	35,413,171	–	–	35,413,171
Stock-based compensation	–	–	–	2,552,291	2,552,291
Loss for the year	–	–	(26,351,671)	–	(26,351,671)

Total shareholders' equity
under U.S. GAAP,
June 30, 2006	4,597,988	172,771,544	(90,933,372)	2,183,380	88,619,540
Issued on exercise of options	–	15,554	–	(4,323)	11,231
Issued on exercise of warrants	(44,680)	134,055	–	–	89,375
Stock-based compensation	–	–	–	1,716,913	1,716,913
Loss for the year	–	–	(30,670,985)	–	(30,670,985)

Total shareholders' equity
under U.S. GAAP,
June 30, 2007	4,553,308	172,921,153	(121,604,357)	3,895,970	59,766,074

17.	Canadian and United States accounting policy differences (continued):

				Additional
		Share		paid-in
	Warrants	capital	Deficit	capital	Total

Total shareholders' equity
under U.S. GAAP,
June 30, 2007	4,553,308	172,921,153	(121,604,357)	3,895,970	59,766,074
Expiry of warrants	(1,402,769)	–	–	1,402,769	–
Stock-based compensation	–	–	–	2,063,973	2,063,973
Loss for the year	–	–	(13,825,203)	–	(13,825,203)

Total shareholders' equity
under U.S. GAAP,
June 30, 2008	3,150,539	172,921,153	(135,429,560)	7,362,712	48,004,844
Stock-based compensation
expense	–	–	(1,818,334)	1,761,112	(57,222)
In-process research and
development acquired	–	–	7,348,185	–	7,348,185
Amortization of in-process
research and development
acquired	–	–	(3,282,776)	–	(3,282,776)

Total shareholders' equity
under Canadian GAAP,
June 30, 2008	$3,150,539	$172,921,153	$(133,182,485)	$9,123,824	$52,013,031

United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

17.	Canadian and United States accounting policy differences (continued):

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the loss for the year as a result of this GAAP difference. Investment tax credits recognized are as follows:

Years ended June 30,
2008	2007	2006

$–	$–	$133,779

(d)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $65,212,000, $68,741,000 and $59,530,000, respectively, for the years ended June 30, 2008, 2007 and 2006.

17.	Canadian and United States accounting policy differences (continued):

(e)	Acquisitions:

The following pro forma financial information reflects the results of operations of the Company as if the acquisition of Eximias had taken place on July 1, 2005. The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results.

2006

Pro forma revenue	$4,180,287
Pro forma loss	(35,778,180)
Pro forma basic and
diluted loss per share	(0.74)

(f)	New accounting pronouncements:

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which is an interpretation of SFAS 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions. The Company continues to fully recognize its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. The Company does not expect any significant changes in its unrecognized tax benefits for the next 12 months.

17.	Canadian and United States accounting policy differences (continued):

The parent company and its Canadian subsidiary each file a Canadian federal and Ontario income tax return. Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends prior to June 30, 2004. However, years 2001 to 2008 remain open with respect to related party transactions.

The Company's U.S. subsidiaries file a consolidated U.S. federal income tax return and consolidated and separate company income tax returns in many U.S. state jurisdictions. Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years prior to 2004.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the year ended June 30, 2008, there were no such interest or penalties.

(g)	Recently issued accounting pronouncements not yet adopted:

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

17.	Canadian and United States accounting policy differences (continued):

In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007, specifically July 1, 2008 for the Company. Early adoption is permitted subject to certain conditions; however an early adopter must also adopt FASB Statement No. 157 at the same time. The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value. SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which will require non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. SFAS 160 is effective for annual periods beginning on or after December 15, 2008, specifically July 1, 2009 for the Company. Earlier application is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160. The Company does not expect the adoption of SFAS 160 to have an impact on its consolidated financial statements.

17.	Canadian and United States accounting policy differences (continued):

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, specifically July 1, 2009 for the Company. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have an impact on its consolidated financial position, financial performance or cash flows.

In May 2008, the FASB issued Statement No. 162 ("SFAS 162"), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of generally accepted accounting principles and provides a framework, or hierarchy, for selecting the principles to be used in preparing U.S. GAAP financial statements for non-governmental entities. SFAS 162 makes the GAAP hierarchy explicitly and directly applicable to preparers of financial statements, a step that recognizes preparers' responsibilities for selecting the accounting principles for their financial statements. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board (United States)'s related amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have an impact on its consolidated financial position, financial performance or cash flows.

Form 20-F Exhibit List

Exhibit	Description

1.1	Certificate of Continuance dated December 11, 2001 (incorporated by reference to Exhibit 1.1 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.2	Certificate of Registration dated December 11, 2001 (incorporated by reference to Exhibit 1.2 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.3	Memorandum of Association dated December 11, 2001(incorporated by reference to Exhibit 1.3 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.4	Articles of Association dated December 11, 2001(incorporated by reference to Exhibit 1.4 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.5
Directors resolution re creation and issuance of Class B Preferred Shares, Series 1 (incorporated by reference to Exhibit 1.5 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.1	Form of the Corporation’s Canadian common share purchase warrant (incorporated by reference to Exhibit 2.1 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.2	Form of the Corporation’s United States common share purchase warrant (incorporated by reference to Exhibit 2.2 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.3	Form of the Corporation’s Canadian placement agent warrant (incorporated by reference to Exhibit 2.3 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.4	Form of the Corporation’s United States placement agent warrant (incorporated by reference to Exhibit 2.4 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.5	Form of warrant certificate granted by the Corporation to Scott McLean dated February 7, 2006.

4.1	Licensing Bonus Pool Plan dated March 31, 2004(incorporated by reference to Exhibit 4.8 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.2	Amended and Restated Stock Option Plan dated November 28, 2007.

4.3	Shareholder Rights Plan Agreement dated as of October 22, 2007 (incorporated by reference to Exhibit 2.1 to the Form 8A of YM BioSciences Inc., filed on December 11, 2007 (File No. 1-32186)).

4.4
License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000 (incorporated by reference to Exhibit 4.4 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.5	License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001(incorporated by reference to Exhibit 4.5 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.6
License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995(incorporated by reference to Exhibit 4.6 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.7
Joint Venture Shareholders’ Agreement between YM Biosciences Inc. (formerly known as York Medical Inc.), CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995 (incorporated by reference to Exhibit 4.10 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.8
Assignment and Assumption Agreement between YM Biosciences Inc. (formerly known as York Medical Inc.), and CIMYM Inc. dated November 22, 1995 (incorporated by reference to Exhibit 4.11 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.9
Letter from YM Biosciences Inc. (formerly known as York Medical Inc.) to CIMYM Inc. dated November 23, 1995 (incorporated by reference to Exhibit 4.12 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.10
Joint Venture Shareholders’ Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), CIMYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996 (incorporated by reference to Exhibit 4.14 to the Form 20F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.11	Amended and Restated Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated August 15, 2007.

4.12	Lease Agreement between Chesterbrook Partners, L.P. and YM BioSciences USA, Inc. dated July 27, 2006.

4.13	Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated December 4, 2007.

4.14
Merger Agreement among YM BioSciences Inc., 2069044 Ontario Limited, DELEX Therapeutics Inc., Business Development Bank of Canada, New Generation Biotech (Equity) Fund Inc., and Eastern Technology Seed Investment Fund Limited Partnership dated April 12, 2005 (incorporated by reference to Exhibit 99.2 to the Form 6K of YM BioSciences Inc., filed on May 3, 2005 (File No. 1-32186)).

4.15
Amalgamation Agreement among YM BioSciences Inc., 2069044 Ontario Limited and DELEX Therapeutics Inc. dated May 2, 2005 (incorporated by reference to Exhibit 99.3 to the Form 6K of YM BioSciences Inc., filed on May 3, 2005 (File No. 1-32186)).

4.16
Escrow Agreement between YM BioSciences Inc. and Equity Transfer Services Inc. dated May 2, 2005 (incorporated by reference to Exhibit 99.4 to the Form 6K of YM BioSciences Inc., filed on May 3, 2005 (File No. 1-32186)).

4.17
Placement Agent Agreement between YM BioSciences Inc., and SG Cowen & Co., LLC, Dundee Securities Corporation and Canaccord Capital Corporation as placement agents dated February 13, 2006 (incorporated by reference to Exhibit 99.1 to the Form 6K of YM BioSciences Inc., filed on February 17, 2007 (File No. 1-32186)).

4.18
Agreement and Plan of Merger by and among YM BioSciences Inc., YM Biosciences USA Inc., YM Biosciences U.S. Operations Inc., Eximias Pharmaceutical Corporation, and Orbimed Advisors, LLC, as Stockholder Representative dated April 13, 2006.

4.19	Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International Ltd. dated as of February 22, 2005.

4.20	Clinical Research Services Agreement between YM BioSciences Inc. and All-Phase Clinical Research Inc. dated as of April 2, 2007.

4.21	Clinical Research Services Agreement between YM BioSciences Inc. and AAI Pharma Inc. dated as of November 9, 2007.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

15.1	Consent of KPMG LLP