Form 20-F
period 2009-06-30
YM BIOSCIENCES INC
filed 2009-09-25
CIK 1178347

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2009

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-32186

YM BIOSCIENCES INC.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

Nova Scotia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 400, Building 11
5045 Orbiter Drive
Mississauga, Ontario L4W 4Y4
Canada
(Address of Principal Executive Offices)

David G.P. Allan, Telephone (905) 629-9761, Facsimile (905) 629-4959
 5045 Orbitor Drive, Building 11, Suite 400,
Mississauga, Ontario, L4W 4Y4
Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,216,309 Common Shares (excluding 2,380,953 shares that are held in escrow to be released contingent upon the completion of certain milestones), no par value, as of June 30, 2009.

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

Item 17     ☐                      Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           ☐                      No           ☒

TABLE OF CONTENTS

Index to Financial Statements	F-1

BASIS OF PRESENTATION

General

Except where the context otherwise requires, all references in this Form 20-F to the “Company”, “YM”, “we”, “us”, “our” or similar words or phrases are to YM Biosciences Inc. and its subsidiaries, taken together.  In this Form 20-F, references to “US$” are to US dollars and references to “C$” or “$” are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 20-F are presented as at June 30, 2009.

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

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;

•	general economic, business and market conditions;

•	our ability to successfully and timely complete clinical studies;

•	product development delays and other uncertainties related to new product development;

•	our ability to attract and retain business partners and key personnel;

•	the risk of our inability to profitably commercialize our products;

•	the extent of any future losses;

•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

•	dependence on third parties for successful commercialization of our products;

•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;

•	the uncertainty of recovery of advances to subsidiaries;

•	the impact of competitive products and pricing;

•	future levels of government funding; and

•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this Form 20-F and our other SEC filings.

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

Akela: Akela Inc.

Alexza: Alexza Molecular Delivery Corporation

Alza: Alza Corporation

Amgen: Amgen Incorporated

Aradigm: Aradigm Corporation

ASCO: The American Society of Clinical Oncology

AstraZeneca: AstraZeneca PLC

BDSI: BioDelivery Services International Inc.

Board: board of directors of YM

BMS: Bristol Myers Squibb

Cancer Vaccine: Vaccines or candidate vaccines designed to treat cancer. Active immunotherapy.

Cephalon: Cephalon, Inc.

cGMP: current good manufacturing practices, as mandated from time to time by health regulatory authorities

CIM: Centro de Inmunología Molecular (Center for Molecular Immunology), Havana, Cuba

CIMAB: CIMAB S.A., a Cuban company responsible for commercializing products developed at CIM

CIMYM and CIMYM BioSciences: CIMYM BioSciences Inc., an 80% owned joint venture subsidiary of YM

CIMYM (Barbados): CIMYM Inc., a predecessor company to CIMYM BioSciences, incorporated under the laws of Barbados

CR: Complete Response, the disappearance of a tumor

CRO: contract research organization

Clinical Trial Application (“CTA”): previously known as an Investigational New Drug application which must be filed and accepted by the regulatory agency, Health Canada, before each phase of human clinical trials may begin

Cytoprotective: Having the capacity to protect cells

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

Endo: Endo Pharmaceuticals Holdings Inc.

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

FDA: US Food and Drug Administration

Genentech: Genentech Incorporated

Genmab: Genmab A/S

Glioma: A form of brain cancer involving the malignant transformation of a glial cell

GMP: good manufacturing practices, i.e. guidelines established by the governments of various countries, including Canada and the US, to be used as a standard in accordance with the World Health Organization’s Certification Scheme on the quality of pharmaceutical products

HER-1: Tumors expressing/producing the EGF receptor

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

Murine: adjective for mouse

Neoplastic: New and abnormal growth of tissue (neoplasm), which may be benign or cancerous

NSCLC: Non-small-cell lung cancer

OFAC: Office of Foreign Assets Control of the US Department of the Treasury

Oncoscience: Oncoscience AG of Germany

Orphan Drug: A drug aimed at treating a condition with an incidence of less than 200,000 per year in the US (often given a seven year market exclusivity by the FDA)

OSI: OSI Pharmaceuticals, Inc.

Overall Survival: For patients who have died, overall survival is calculated in months from the day of randomization to date of death. Otherwise, survival is censored at the last day the patient is known alive

Paion: Paion AG

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

Qualified Person(s): A technical term used in European Union pharmaceutical regulation (Directive 2001/83/EC for Medicinal products for human use); the regulations specify that no batch of medicinal product can be released for sale or supply prior to certification by a QP that the batch is in accordance with the relevant requirements (EudraLex, Volume 4, Chapter 1). The QP is typically a licensed pharmacist, biologist or chemist (or a person with another permitted academic qualification) who has several years experience working in pharmaceutical manufacturing operations, and has passed examinations attesting to his or her knowledge.

RECIST: Response Evaluation Criteria in Solid Tumors, a US standard

Roche: F.Hoffmann-LaRoche Ltd.

SAE: Serious Adverse Event – a term from clinical trials referring to untoward medical occurrence that results in hospitalization or death, or is life-threatening

SD: Stable Disease

Teva: Teva Pharmaceuticals Inc.

TGFα: Transforming growth factor alpha

Therapeutic cancer vaccine: An approach to the treatment of cancer utilizing “active immunotherapy”

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

	Years Ended June 30
	2009	2008	2007	2006	2005

Consolidated operating data:

Revenue	$5,614	$7,443	$7,647	$2,549	$1,452

Operating income:

Income (loss) from continuing operations	$(13,069)	$(14,886)	$(30,061)	$(25,815)	$(15,859)

Net income (loss)	$(13,069)	$(14,886)	$(31,730)	$(25,815)	$(15,859)

Basic and diluted weighted average earnings (loss) per share:

Income (loss) from continuing operations	$(0.23)	$(0.27)	$(0.54)	$(0.59)	$(0.47)

Net Income (loss)	$(0.23)	$(0.27)	$(0.57)	$(0.59)	$(0.47)

Cash dividends declared per share	Nil	Nil	Nil	Nil	Nil

	Years Ended June 30
	2009	2008	2007	2006	2005

Consolidated balance sheet

Cash, cash equivalents and short-term deposits	$52,051	$58,101	$75,572	$88,341	$30,569

Working capital	$39,501	$52,233	$68,314	$86,418	$28,293

Total assets	$46,070	$63,073	$81,740	$100,048	$38,200

Long-term obligations	$2,898	$4,414	$8,930	$844	$327

Common Shares	$172,921	$172,921	$172,921	$172,772	$87,488

Shareholders’ equity (net assets)	$39,704	$52,013	$64,835	$94,748	$33,840

Number of Common Shares issued and outstanding (000s)	55,835,356	55,835,356	55,835,356	55,781,523	38,584,288

The above number of Common Shares excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex	2,380,953	2,380,953	2,380,953	2,380,953	2,777,778

Notes:
(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861 and 3865 relating to financial instruments retrospectively, without restatement and therefore the losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards.  There was no effect on the Company’s opening balances as a result of the change in accounting policy.

(2)
The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP).  These accounting principles differ in certain respects from United States GAAP.  The differences, as they affect our consolidated financial statements, are set out in Note 15 to the audited consolidated financial statements for the fiscal year ended June 30, 2009.

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

Risks Related To Our Business

We are susceptible to general economic conditions

The past year has been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and into 2009. Recent economic projections by various governmental and other agencies have predicted that these negative conditions are likely to extend late into 2009 and likely into 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

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

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

For the year ended June 30, 2009, we recognized as revenue approximately $4.5 million from a number of licensing agreements including a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which we licensed the commercial rights for tesmilifene for the South Korean market; an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market; an October 31, 2005 agreement with Innogene Kalbiotech Private Limited to which the Company licensed the commercial rights for nimotuzumab for several countries in Asia and Africa; a 2006 agreement with TTY BioPharm for Taiwan and a July 2006 agreement among our subsidiary CIMYM BioSciences, CIMAB and Daiichi Pharmaceutical Co., Ltd. under which CIMYM licensed certain development and marketing rights for nimotuzumab in Japan. As at June 30, 2009, we have an accumulated deficit of $146.3 million. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them. We have negotiated certain in-licensing agreements with the University of Manitoba, CancerCare Manitoba, Vincent Research and Consulting, and CIMAB. In addition, AeroLEF® technology was developed at Dalhousie University.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements, with and are dependent on others with respect to, the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. The formulation of AeroLEF is manufactured for us by Dalton Pharma Services in Toronto, Canada in quantities sufficient for clinical trials.  YM has not yet identified an importer in the European Union to test, certify or release either clinical or commercial supplies.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

On November 12, 2003, we entered into the first out-licensing agreement through our joint venture subsidiary, CIMYM Inc., an Ontario corporation, now CIMYM BioSciences Inc. On such date, CIMYM BioSciences out-licensed the rights for nimotuzumab in most of Europe to Oncoscience. Under the terms of the agreement, CIMYM BioSciences is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to the development or sublicensing of the product and/or as a royalty on sales. Once CIMYM BioSciences has received US$30 million, CIMYM BioSciences will continue to receive royalties on net sales of nimotuzumab but at a lesser percentage.

YM and CIMYM (Barbados) (now CIMYM BioSciences Inc.) entered into the second out-licensing agreement with Tarcanta and CIMAB relating to the licensing of TGFa and HER-1 to Tarcanta from CIMAB. CancerVax (now, Micromet Inc.) received a license from the US Department of Treasury authorizing Tarcanta to enter into the transactions with CIMAB and us. On July 13, 2004, the Corporation, CIMYM (Barbados), CIMAB and Tarcanta entered into a License, Development, Manufacturing and Supply Agreement. Under the terms of this agreement, the 2001 CIMYM License was suspended until such time that there was a default under the agreement with Tarcanta. Under the terms of the new agreement and in consideration for the suspension of the 2001 CIMYM License, we have received an aggregate payment of $1,000,000 paid in four equal instalments. On July 23, 2008, CIMAB terminated the license to Tarcanta and thus both the HER1 and TGFα license were returned to CIMYM.

On August 23, 2005 CIMYM BioSciences and CIMAB licensed development and marketing rights to Kuhnil Pharmaceutical Co., Ltd. for Korea. There was an initial fee to CIMYM BioSciences on signing and it is entitled to receive additional milestone payments and royalties.

On October 31, 2005 CIMYM BioSciences and CIMAB licensed development and marketing rights to Innogene Kalbiotech Private Limited (a wholly owned subsidiary of P.T. Kalbe Farma Tbk, Indonesia) for Indonesia, Malaysia, the Philippines and Singapore and certain African countries including South Africa. The initial fee to CIMYM BioSciences on signing was U$1,000,000 and it is entitled to receive additional milestone payments and royalties.

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

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters.  AeroLEF (which is owned by us) is a combination of free and liposome-encapsulated fentanyl. The drug product is manufactured, finished, and vials are filled, in quantities sufficient for clinical testing. AeroLEF is currently delivered through a patient-activated nebulizer known as AeroEclipse® and the devices are purchased by us to be used in clinical trials. The manufacturing processes for both AeroLEF drug product and the AeroEclipse® device are such that we expect that commercial quantities of both can be manufactured.  If the current AeroLEF supplier cannot manufacture commercial quantities or we otherwise experience a problem with the current supplier, it will be necessary for us to obtain AeroLEF from a second supplier.  The manufacture of AeroLEF has been successfully transferred to a second manufacturing source in the US which may provide clinical material as well as future commercial supply.  We do not have supply agreements with the third-party suppliers of AeroLEF, but suppliers have produced quantities for us to specification on purchase order. We expect that we could find new suppliers for AeroLEF, if necessary. There can be no assurance, however, that we will be able to reach satisfactory arrangements with our current suppliers or, if necessary, new suppliers or that such arrangements for either AeroLEF or an alternative nebulizing device will be successful. The Company has not clinically tested any nebulizers appropriate for the out-patient market and it is not known whether any of the products in this category currently available could be purchased at an economic price or whether the combination of AeroLEF in a portable electronic nebulizer would be safe or effective. All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on devices from third parties in order to successfully commercialize AeroLEF.

Third-party devices will be an important element for successful commercialization of AeroLEF in both the inpatient and outpatient settings.

We have selected the AeroEclipse® inhalation device for our Phase II clinical studies for the inpatient indications for AeroLEF and anticipate using the AeroEclipse for further clinical studies for the inpatient market opportunity. Material changes to the AeroEclipse device by the manufacturer or a decision to switch to an alternative inhalation device would likely delay the initiation of later stage clinical trials. Switching after the initiation of Phase III studies, however, would require additional clinical trials and could significantly delay the commercialization of AeroLEF. Currently, YM purchases the AeroEclipse devices and it does not have a defined supply agreement.

While inpatient use of AeroLEF, in the hospital or hospice setting, is accomplished with existing equipment such as the AeroEclipse, outpatient use will require a portable nebulization device. Several devices currently exist and are otherwise approved for use with certain respiratory agents (bronchodilators, antibiotics, steroids).  We have established criteria to evaluate and identify the best devices for use with AeroLEF. Although we would prefer to access these devices on an arms-length basis from the manufacturer, we will explore the benefits of a strategic partnership that could provide for custom adaptations to optimize product delivery, lower prices or other benefits.

The Drug Enforcement Administration limits the availability of the active ingredients in certain of our current drug candidates and, as a result, our quota may not be sufficient to complete clinical trials, or to meet commercial demand or may result in clinical delays.

The DEA and similar opioid-regulating agencies of other countries regulate chemical compounds defined as Schedule I, II, III, IV and V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Certain active ingredients in AeroLEF, such as fentanyl, are listed by the DEA as Schedule II under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of oversight and regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Further, the amount of Schedule II substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand. There is a risk that DEA regulations may interfere with the supply of the drugs used in our clinical trials, and, in the future, our ability to produce and distribute our products in the volume needed to meet commercial demand. Manufacturers for this product are limited because only those holding a DEA license to manufacture Schedule II compounds may be considered.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a)	License Agreement between CIMAB and us dated May 3, 1995 as amended with respect to nimotuzumab; and

(b)	TGFα vaccine and HER-1 vaccine dated January 24, 2001; and

(c)
License Agreement between our Company, the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as CancerCare Manitoba, dated November 2, 2000 with respect to tesmilifene.

As we own AeroLEF, there are no license terms.

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

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2009, we had advanced $56 million to CIMYM BioSciences. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 countries including Canada, across the United Kingdom, the European Union, Japan, Germany, India, Indonesia, Korea, Russia and the US and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of Treasury issues a license or the embargo is lifted.

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

We will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a PFIC, or that the Corporation will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at June 30, 2009 we had cash and short-term deposits totalling $42.1 million and accounts payables and accrued liabilities of $918,000.

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

Our common shares are listed for trading on the TSX, NYSE Amex and AIM. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. We consider our main competitors to be: Amgen, AstraZeneca, BMS, Roche, Eli Lilly, Genentech, Genmab, Merck KGaA and OSI with respect to nimotuzumab. The main competitors, to our knowledge, for the AeroLEF product are Cephalon, Endo, Akela, Alexza, Aradigm, Teva, BDSI, Paion and Alza.

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

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea, and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories. Trials of AeroLEF have concluded a Phase I, IIa and IIb in Canada, a Phase II has been cleared for initiation in the US and a Phase III is currently being designed.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM is also being separately developed, tested, or marketed in Argentina, Brazil, China, Colombia, Cuba, India, and Peru, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although, as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize our nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US and received clearance for this trial from the FDA in certain of these territories following the fiscal 2007 year end.

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

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia, and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

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

We maintain patents in connection with nimotuzumab and AeroLEF. The following is a description of our key current and pending patents in connection with these drug products.

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

AeroLEF®

The AeroLEF® product is described in four patent families. We own key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opioid analgesic. North American coverage includes a reissued US patent and a Canadian patent. We also own two US applications with counterpart PCT applications now filed in all countries of interest.  The term of patents issuing from these applications expires in 2024.  These applications claim the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opioid and one sustained-effect opioid in the lungs to avoid the onset of side effects. The patent has been accepted in Europe, and is validated in all important European countries. Another PCT application, now filed in all countries of interest and entitled “Stable Compositions”, claims the manufacturing method and other physical characteristics of the formulation.

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

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

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

We have two product candidates currently in the clinical stage of development:

•
NIMOTUZUMAB (previously known as TheraCIM hR3), a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor (“EGFR”), is designed to treat epithelial cancers and to be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has, inter alia, improved the reported response rate to radiation in head-and-neck tumors and demonstrated clinical benefit in adult and pediatric glioma.  The drug has reportedly been approved for sale in the People’s Republic of China (PRC) for nasopharangeal cancer and for head and neck cancer in Argentina, Colombia, India, and Peru. Certain of our rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries. As at June 30, 2009, there were at least eleven Phase II nimotuzumab trials being conducted by YM and these four licensees. In August 2009, we received an expected but important clearance from the US Treasury department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication.

•
AeroLEF, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, is being developed for the treatment of severe and moderate acute pain including cancer pain.  AeroLEF has been developed to provide both rapid onset and extended relief from pain while recognizing the need for interpersonal variability as well as inter-episode variability in the amount of drug needed.  A 120-patient (99 randomized) Phase IIb trial reported positive results in 2007 and has been cleared by the US FDA to commence a US trial. YM continues to prepare AeroLEF for further development internationally. After consulting with regulatory bodies in Europe and Canada, YM is now determining the optimal clinical path forward and conducting discussions with potential partners.

We have three additional products licensed that are not in clinical development. Tesmilifene and two anti-cancer vaccines, a “TGFα vaccine” and a “HER1-targeting vaccine” which are both licensed by CIMYM.

There are no proposed undisclosed material transactions that have progressed to a state where the Company believes that the likelihood of the Company completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, acquisition or M&A activity.

A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our MD&A and in the notes to our consolidated financial statements included elsewhere in this annual report.

B	Business Overview

We are a biopharmaceutical company engaged in the development of products primarily for the treatment of patients with cancer. We own or in-license substances or products in order to advance them along the regulatory and clinical pathways toward commercial approval. Our rights generally cover the major market countries of the developed world (including Canada, the US, Japan and Europe) or are world-wide. We use our expertise to manage and perform, within our means, what we believe are the most critical aspects of the drug development process which include the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. We concentrate on drug development and do not engage in drug discovery, avoiding the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for clinical trials. We have previously in-licensed certain preclinical products which have been relevant to our clinical programs. We both conduct and out-source clinical trials, and we out-source the manufacture of clinical materials to third parties.

Our current portfolio of products in active clinical development includes one anti-cancer agent (a monoclonal antibody) in a number of clinical trials currently targeting more than 10 different tumors and/or stages of cancer, and a proprietary, inhalation-delivery approach for fentanyl to treat acute pain including cancer pain. We also have two additional anti-cancer immunotherapies in pre-clinical development and the small molecule, tesmilifene, which is no longer in clinical development. We principally intend to license the rights to manufacture and/or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing or co-development rights to specific products. We intend to generally license the rights to manufacture and/or market our drug products to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy.

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

We actively search for new product opportunities using the relationships of our management, board, and advisory team and continuous monitoring of the academic and biotechnology environment in cancer treatment developments. Our staff analyses and evaluates opportunities and continuously reviews them. In addition, we have rights of first refusal in one of our existing license agreements for certain additional products and extensions to existing products. We intend to seek other in-licensing opportunities in pursuing our business strategy.

Cancer And Cancer Therapeutic Market

According to the International Agency for Research on Cancer (IARC), cancer remains the leading cause of death worldwide. There were approximately 12 million new cancer cases and seven million cancer deaths worldwide in 2008, with 20-26 million new cases and 13-17 million deaths projected for 2030 (World Cancer Report 2008).

Globally, according to the World Health Organization, the cancers which contribute the most deaths are lung (1.4 million), stomach (866,000), liver (653,000), colon (677,000), and breast (548,000). According to the American Cancer Society, it is estimated that 1.48 million new cancer cases will be diagnosed in the US in 2009 and 562,340 will die from the disease, while, in Canada, according to the Canadian Cancer Society, there will be an estimated 171,000 new cases of cancer and 75,300 deaths from cancer in 2009. Cancer is the second leading cause of disease-related death in North America behind cardiovascular disease which it is predicted to surpass in the next few years. The principal reasons for this projection appear to be the aging population, environmental issues related to industrial development, and improvements in the treatment of cardiovascular disease. North America, Europe and Japan are currently the principal markets for cancer therapies because of the established healthcare and payer systems.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer.  Although the reason is not clearly understood, current chemotherapy is generally effective in a subpopulation of individuals with the same disease.  Notwithstanding this, revenues across 15 major oncology markets were reported by IMS to be approximately US$ 48.2 billion in 2008 and are expected to increase to by 15-16% in 2009, and remain the largest therapeutic class by market size. The use of cancer therapies is forecast to increase due to earlier use in the disease process as diagnostic methods improve and as more effective treatments are developed.

Numerous new approaches to cancer are currently in clinical trials. As targets become validated and technologies improve, research is beginning to yield therapeutic approaches that appear to be more effective than existing ones. Monoclonal antibodies were first described in 1978, and have now become the largest market segment within oncology with estimated global sales of US$33 billion in 2008. The first approved (1998) in this category was Rituxan®. The Company is aware of only six naked monoclonal antibodies approved in the US for the treatment of cancer, Rituxan®, Campath®, Herceptin®, Avastin®, Erbitux® and Vectibix® although many more are in development. A second approach to cancer treatment, therapeutic cancer vaccines, has been under development for many years, and the first such vaccine, Melacine®, was approved in 1999 in Canada although uptake of therapeutic cancer vaccines has been extremely limited to date due to doubts regarding efficacy.  The first such product to be licensed in the USA may occur during 2010.

We are also developing, with our AeroLEF product, a novel formulation of an opioid, fentanyl, for the treatment of severe and moderate pain, including cancer pain. In the US cancer pain is suffered by more than 400,000 patients in the hospital setting alone.  We are aware of several other companies that are pursuing approaches to the delivery of fentanyl including Cephalon, Endo, Akela, Alexza, Aradigm, Teva, BDSI, and Alza.

Product Portfolio

Our current portfolio of clinical products includes an anti-cancer agent (a novel monoclonal antibody, nimotuzumab) in a number of trials currently targeting more than 10 different tumors and/or stages of cancer as well as a proprietary, inhalation-delivery approach for fentanyl to treat acute pain including cancer pain. Three other products, tesmilifene, TGFα vaccine, and HER-1 vaccine are not currently expected to advance in clinical development. The principal targets for our monoclonal antibody are of the most ubiquitous cancer indications, including non-small cell lung cancer, head-and-neck cancer and glioma (brain cancers), the latter indication having orphan drug designations in Europe and the US. We expect, based on clinical trials done to date, to develop our clinical stage candidates beyond their respective initial indications.

Nimotuzumab

Background:

Nimotuzumab is a humanized MAb targeting the EGF receptor (EGFR). The EGFR is present in high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. Nimotuzumab appears to block this binding resulting in the potential for inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumor responses or clinical benefit have been reported when EGFR targeting agents are combined with other anti-cancer treatments. Our EGFR MAb is being developed to be administered alone, or in combination with other anti-cancer treatments.

Clinical Experience and Development Pathway:

Nimotuzumab is reported to have been administered to approximately 5,000 cancer patients worldwide and shown to be well tolerated. The product has been cleared for use in numerous clinical trials by various regulatory agencies including the EMEA, Health Canada and the FDA. Nimotuzumab has reportedly been approved for sale for the treatment of certain cancers in 18 countries including Argentina, China, Colombia, Gabon, India, Peru, and the Philippines. Trials that were or are being conducted with the drug include:

(a)	Phase I safety and PK/PD trial in 12 patients with epithelial-derived cancers conducted by CIMAB and completed in 2004.

(b)	Phase I PK/PD trial in 10 patients with locally advanced, unresectable head and neck cancers receiving nimotuzumab + radiation, conducted by CIMAB. The study was completed in 2005

(c)
Phase I PD study by CIMYM in heavily pre-treated patients with solid tumors. The study investigated EGFR-related signalling in tumor and skin biopsies before and after treatment with 100, 200, 400 and 800 mg doses of nimotuzumab. Of the 16 evaluable patients enrolled in the trial, confirmed stable disease was reported in six patients, a confirmed partial response in one patient and prolonged progression-free status observed in three patients. The study was completed in 2006.

(d)
Phase I clinical trial of nimotuzumab monotherapy for the treatment of solid tumors conducted by Daiichi Sankyo Inc. in Japan, in 13 patients with various solid tumors to evaluate the safety of nimotuzumab in the Japanese population. The best response was stable disease in 11 of the 13 patients. There were no SAEs. The study was completed in 2007.

(e)	Phase I trial in metastatic pancreatic cancer in combination with chemotherapy to study PD conducted by Oncoscience. The study included six patients. The study was completed in 2007.

(f)	Phase I safety, PK/PD and MTD trial in 13 patients with stage III breast cancer receiving nimotuzumab and chemotherapy, conducted by CIMAB. The study was completed in 2008

(g)
Phase I safety, PK/PD and MTD trial of nimotuzumab + chemotherapy in up to 15 patients with transarterial immunochemoembolization in hepatocellular carcinoma conducted by CIMAB; the study is ongoing, with fifteen patients included up to July 2009.

(h)
Phase I/II trial in patients with locally advanced, unresectable head and neck cancers conducted by CIMAB enrolled 24 fully evaluable patients receiving nimotuzumab with radiation. This trial demonstrated a greater than 60% response rate compared to approximately 30% response rate historically expected with radiation alone. The study was completed in 2004

(i)
Phase I/II trial in Canada and Korea in patients with stage IIb, III and IV NSCLC, who are not sufficiently fit to tolerate the standard chemotherapy regimen, conducted by CIMYM and Kuhnil Pharmaceutical Co., Ltd. The study is designed to assess safety, response rate and survival in these patients.  The study was completed in 2007 with 18 and 14 patients enrolled in Canada and Korea respectively.

(j)
Phase I/II safety, PK/PD and MTD trial of nimotuzumab plus chemotherapy in up to 15 patients with liver metastasis from colorectal cancer conducted by CIMAB. The study is ongoing, with one patient included up to July 2009.

(k)
Phase II clinical trial in patients with locally advanced head and neck cancer conducted by CIMYM, designed to evaluate safety and efficacy in this indication. The study was completed in 2003. Complete tumor response was observed in 17 out of 24 evaluable patients. In 2008 12 patients were still alive.

(l)
Phase II pivotal trial conducted by CIMAB and Biotech Pharmaceuticals Limited (China) assessing efficacy and safety of nimotuzumab combined with radiation compared to radiation alone in locally advanced Stage III-IV nasopharyngeal carcinoma, a subset of head-and-neck cancer.  The study of 137 patients was completed in 2005 and showed a 90.6 % response rate in the combination arm versus a 51.5% in the radiation-alone group.

(m)
A Phase II randomized, four-arm safety and efficacy trial in 92 patients with locally advanced head and neck cancers comparing nimotuzumab + chemotherapy + radiation to chemotherapy + radiation and nimotuzumab + radiation to + radiation, conducted by Biocon Ltd. The study was completed in 2005 and demonstrated 90 % of response rate in 76 evaluable patients.

(n)
Phase II study in first-line high grade gliomas of 24 adult patients, to evaluate efficacy and safety of nimotuzumab in combination with radiotherapy. This study was conducted by CIMAB and completed in 2005, demonstrating an objective response-rate of 37.9%.

(o)
Phase II study in pediatric patients with progressive high grade gliomas conducted by Oncoscience. The trial demonstrated a 38% clinical benefit rate in 45 evaluable patients. This included two partial responses in a patient population where no such responses had previously been documented.  The study was completed in 2006.

(p)
Phase II, randomized clinical trial in metastatic pancreatic cancer in combination with chemotherapy for evaluating dose escalation, PK, safety, conducted by Oncoscience. The study was completed in 2006 with 65 patients.

(q)
Phase II/III randomized trial in patients with locally advanced head and neck cancers conducted by CIMAB. The study was designed to assess local control, safety and survival in 112 patients receiving either nimotuzumab + radiation or radiation alone. The study was completed in 2007 and ITT results showed a CR of 59.5 % and median survival of 12.5 m

(r)
Phase II randomized trial of nimotuzumab + radiation vs. radiation alone in 30 patients with brain metastases from NSCLC, to evaluate efficacy and quality of life, conducted by CIMAB. The study is ongoing with 31 patients included up to July 2009

(s)
Phase II trial investigating nimotuzumab in colorectal cancer patients who have failed previous irinotecan-containing regimens. The single-arm trial conducted by CIMYM enrolled 61 patients in Canada who were treated with irinotecan plus nimotuzumab. The study was completed in 2008.  There were fifty-eight evaluable patients. In a preliminary report, the objective response rate was 3.4%; disease control rate was 50%

(t)
Phase II randomized trial of nimotuzumab + chemotherapy vs. chemotherapy alone designed to evaluate efficacy and safety in 70 patients with hormone refractory prostate cancers, conducted by CIMAB.  There were 70 patients included up to July 2009.

(u)
Phase II randomized trial of nimotuzumab + radiation + chemotherapy vs. radiation + chemotherapy designed to evaluate efficacy and safety in 68 patients with esophageal cancers, conducted by CIMAB.  Enrolment in this study was completed in 2008 with 68 patients.

(v)
Phase II randomized trial of nimotuzumab + radiation vs. radiation alone in 80 patients with high grade malignancy astrocytic tumors conducted by CIMAB. The study is designed to assess survival, local control and safety. The study is ongoing, with 70 patients included up to July 2009.

(w)
Phase II trial investigating nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma (DIPG), a form of inoperable, treatment-resistant brain cancer. This study is being conducted by YM BioSciences USA Inc. and includes leading US pediatric clinical centers. The single-arm trial will enrol 44 patients with DIPG who will be treated with nimotuzumab as monotherapy.  The study is ongoing, with 29 patients included up to July 2009.

(x)
Phase II pediatric trial with first-line brain stem glioma conducted by CIMAB. Monotherapy with nimotuzumab to evaluate survival, local control and safety. The study is ongoing. The study will enrol 47 patients and has 10 patients included up to July 2009.

(y)
Phase II/III trial, induction and maintenance therapy in combination with radiotherapy and temozolomide in 58 patients with glioblastoma multiforme (Grade 4 astrocytoma). It is an evaluation of efficacy and safety. The study is being conducted by Biocon Ltd. The study is ongoing, with 56 patients included up to July 2009.

(z)
Phase II study in 37 patients with locally advanced, non-resectable SCCHN.  The study is ongoing. The study is being conducted by the National Cancer Center of Singapore and supported by Innogene Kalbiotech. It is non-randomised, nimotuzumab plus chemoradiation.  The study will evaluate response rates as primary endpoint and progression-free survival and toxicity as secondaries. There were 10 patients included up to July 2009.

(aa)
Phase II randomized trial, utilizing nimotuzumab in combination with chemotherapy in  patients with Stage IIIb/IV non-small cell lung cancer (NSCLC), conducted by Biocon Ltd., to evaluate efficacy and safety. The enrolment in this study is completed with 100 patients. Follow-up for survival will continue until the  end of 2 years.

(bb)	Phase II double-blinded, randomized study in brain metastases from non-small-cell lung cancer conducted by CIMYM. The study is due to include 88 patients and was initiated in March 2009.

(cc)	Phase II double-blinded, randomized study on non-small-cell lung cancer ineligible for radical chemotherapy conducted by CIMYM. The study will enrol was 128 patients and was initiated in March 2009.

(dd)	Phase II in Stage III uterine cervix initiated in April 2009 by Innogene Kalbiotech with 14 patients included up to July 2009.

(ee)
Phase II clinical trial of advanced recurrent gastric cancer refractory to 5FU (2nd line) being conducted by Daiichi Sankyo in Japan and Kuhnil in Korea. The study is ongoing with 23 and 21 patients respectively up to July 2009.

(ff)
Phase II trial evaluating nimotuzumab in combination with radiation therapy/cisplatin/vinorelbine in patients with Stage III non-small-cell lung cancer (NSCLC) conducted by Daiichi Sankyo in Japan was initiated in June 2009.

(gg)	A Phase II in esophageal tumors for the use of nimotuzumab in combination with chemoradiotherapy initiated enrolment in 2009 by Eurofarma in Brazil and has three patients enrolled up to July 2009.

(hh)
Phase IIb/IIIa study in 188 patients with locally advanced or metastatic pancreatic cancer treated with either gemcitabine plus nimotuzumab or gemcitabine plus placebo conducted by Oncoscience.  The primary end-points for this trial are time to tumor progression and overall survival with quality of life and response rate among the secondary endpoints. There were 77 patients included up to July 2009.

(ii)
Phase III single arm first line pediatric trial of nimotuzumab in combination with radiation in 40 patients newly diagnosed with DIPG. The trial was conducted by Oncoscience in several European countries and intended to serve as a registration trial in EMEA countries. Enrolment was completed in 2007.  Median progression free survival was reported as 5.9 months, median overall survival was 9.7 months.

(jj)
Phase III study in which nimotuzumab and the current standard of care is compared to the current standard of care in 148 patients with glioblastoma multiforme (GBM), conducted by Oncoscience. The primary end-point for this first-line trial is progression-free survival with response rate and symptom control among the secondary endpoints. The study is ongoing, with 115 patients included up to July 2009.

(kk)
Phase III post-operative adjuvant concurrent chemoradiotherapy (CTRT) with or without nimotuzumab in SCCHN is being conducted by the National Cancer Center of Singapore and supported by Innogene Kalbiotech and is planning to enrol 710 patients.

(ll)
An approved Phase III study in 168 patients with cervical cancer, combining nimotuzumab and Cisplatin + vinorelbine to placebo will be conducted by in Mexico by Laboratorios PISA, with  168 patients is anticipated to start during the second half of 2009.

(mm)
Phase IV study in head and neck. Post-marketing study conducted by Biocon Biopharm Pvt.Ltd. on the use of nimotuzumab plus chemoradiotherapy. Enrolment was completed in 2009 with 150 patients that are now under follow-up.

(nn)	Phase IV in advanced stage SCCHN in combination with radiochemotherapy conducted by CIMAB to enrol 200 patients, 73 patients enrolled up to July 2009.

(oo)	Phase IV in glioma patients in combination with radiotherapy conducted by CIMAB to enrol 100 patients, 30 patients enrolled up to July 2009.

(pp)	Eight investigator-sponsored clinical trials in India in several applications including H & N, NSCLC, prostate, gliomas, cervix, CRC and other tumors with 190 patients treated up to July 2009.

(qq)	An Expanded Access Program in Cuba, managed by CIMAB with 536 patients treated up to July 2009.

(rr)
Expanded Access or equivalent programs are underway in Europe, Australia and Canada. Three patients have been treated in investigator-initiated or compassionate trials in Australia, 17 under the Expanded Access protocol in the US. An Expanded Access Program was launched during 2008 in Canada with nine patients treated up to July 2009.

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

In March 2008, a Withdrawal Assessment Report on the withdrawal by the applicant of an application for marketing approval for nimotuzumab to the EMEA was published by the EMEA citing that the benefit/risk balance for the drug in that application was negative.

In June 2008, we were advised that nimotuzumab was designated an orphan drug for pancreatic cancer by EMEA.

In August 2009, we received an expected but important clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumor indication.

Dates on which we are informed nimotuzumab received marketing approval in various jurisdictions:

Date	Country	Indication
April 2005	China	Nasopharyngeal carcinomas
April 2005	Colombia	Head an Neck
June 2006	Argentina	Head and neck
June 2006	India	Head and neck
April 2007	Cuba	Head and neck, refractory children glioma, adult glioma
June 2007	Peru	Head and neck
October 2007	Ukraine	Head and neck, refractory children glioma and adult glioma
July 2008	Argentina	Head and neck
July 2008	Paraguay	Head and neck
August 2008	Philippines	Glioma
September 2008	Sri Lanka	Head and neck
November 2008	Indonesia	Stage III/IV glioma
November 2008	Gabon	Head and neck
November 2008	Mauritania	Glioma
January 2009	Cambodia	Head and neck & glioma
March 2009	Brazil	Glioma
May 2009	Vietnam	Head and neck and glioma
July 2009	Algeria	Head and neck

Manufacturing:

CIMAB supplies nimotuzumab to facilitate the clinical development of these products. The CIMYM BioSciences license agreement with CIMAB requires that CIMAB will manufacture and supply, or will contract for the manufacture and supply of, commercial quantities of nimotuzumab in accordance with the then-current licensing agreements at such time and stage of product development as commercial quantities of these products are required. There is a risk that CIMAB may experience difficulties producing or obtaining commercially viable quantities of these products. Product from CIMAB’s manufacturing plant has been cleared for use in clinical trials in Canada, Europe, the USA and Japan amongst others. Current reports on inspections of the manufacturing plant by Qualified Persons confirm that the plant operates according to GMP principles.  In addition the facility was inspected and approved by the Paul Erlich Institute (PEI) that is responsible for approvals of biological manufacturing facilities in Germany. The PEI approval, included 300, 500 and 1000 litre fermenters, and covered a period of two years that expired in January 2009 following which two inspections by Qualified Persons declared the facilities to be in accordance with GMP principles. In 2007, CIMAB’s manufacturing process was accepted by Health Canada as a suitable scale for commercial manufacturing.

CIMAB, or a supplier contracted by CIMAB, manufactures and supplies the product to CIMYM BioSciences. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB. See “Business - Licensing Arrangements”.

Marketing:

Nimotuzumab is licensed by us from a Cuban source, CIMAB, and as such is likely to be prohibited from sale in the US unless OFAC issues a license or the US embargo against Cuba is lifted. YM USA has received a Special License from OFAC to import nimotuzumab for a clinical trial that has been cleared by the FDA and is recruiting patients.

Intellectual Property:

CIMYM is the exclusive licensee for a number of territories, including the US.  The patent estate includes coverage for the composition of matter, claiming the amino acid sequence of nimotuzumab and variants thereof, and end-uses in the treatment of EGFR-dependent cancers.  Patents are granted in the US, Europe, Canada, and Japan.   The patents US5,891,966 and US6,506,883 expire November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP 712863.

We are aware of US5,770,195, a patent granted to Genentech, for the anti-cancer use of EGFR MAbs in combination with a cytotoxic agent. We are also aware of US patents granted to others in this field. In April 2001 Rorer International (Overseas) (“Rorer”) was issued the US6,217,866 (“866 patent”) which includes claims to any antibody targeting the EGFR administered with any anti-neoplastic agent. We believe that the Rorer patents were exclusively licensed to ImClone (now Eli Lilly and Company). A counterpart patent has been granted in Europe. We have filed an opposition to the grant of the European patent. The opposition proceedings in Europe were suspended pending the outcome of cases in the U.K. and Germany related to inventorship claims filed by Yeda Research and Development Corporation, Ltd. (“Yeda”). Those cases have culminated in a title transfer to the current co-owners, Yeda and Aventis (the successor of Rorer). We do not know when the opposition proceedings against that European patent will resume. On the related US patent a September 19, 2006 decision in the US District Court of Southern New York granted sole inventorship of the ‘866 patent to scientists from Weizmann Institute of Science (Rehovet, Israel) represented by Yeda.  Yeda now has the right to grant, and has granted, non-exclusive licenses in the US.  In addition, we are aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors.  In Europe and Canada, this ImClone application has been withdrawn in response to prior art brought to the attention of the respective patent examiners by YM.  YM continues to monitor counterpart applications filed in Japan and in the United States. ImClone also filed US and PCT applications covering the use of EGFR MAbs to treat patients having tumors that are refractory to treatment with conventional therapies. We continue to monitor ImClone’s pending patent applications.  We plan on vigorously challenging ImClone’s claims in respect of any patent applications that are material to our business.  The outcome of these challenges cannot be predicted, and there can be no assurance that we will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.   If our challenges are not successful, this may have a material adverse effect on our business. We are also aware of a European patent, EP1058562, granted to the University of Pennsylvania and relating to compositions and methods for treating tumors. YM’s European licensee, OncoScience, and others have filed oppositions to the grant of this patent.  The European opposition board has recently provided the preliminary view that the Pennsylvania claims are patentable in amended form.  YM believes that OncoScience intends to file objections to this position and to attend an oral hearing on the matter to be held in November of 2009.

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

Competitive Position:

To our knowledge, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to our efforts include Amgen, Genmab, ImClone/BMS, and Merck KGaA, amongst others.

We understand that OSI, in concert with Genentech and Roche, and AstraZeneca, have small molecules designed to target the tyrosine kinase domains of EGF receptors.

We understand that Iressa, previously approved as third line monotherapy in locally advanced or metastatic NSCLC, is undergoing a revision of registration in various countries. In Europe, the EMEA recently approved Iressa for the treatment of locally advanced or metastatic NSCLC with activating mutations or EGFR across all lines of therapy. The situation is the US is unclear, but management believes it is likely that Iressa will be/has been refiled in the US for use in patients with the activating mutation. Since 2005, the FDA has severely restricted access to Iressa due to failure to show survival improvements following the drug’s registration under accelerated approval.

OSI reported that it has positive survival data in a Phase III monotherapy study in refractory lung cancer. Tarceva® monotherapy is now approved for the treatment of patients with locally advanced or metastatic NSCLC. In addition, Tarceva® in combination with gemcitabine is approved for the first-line treatment of patients with locally advanced, unresectable or metastatic pancreatic cancer.

OSI’s product, Tarceva®, is in co-development with Roche and Genentech and is reported to be in numerous trials in various indications, including Phase III trials in ovarian cancer, colorectal cancer, hepatocellular cancer, head and neck cancer, NSCLC (1st line and adjuvant) and metastasis of the brain. See “Competition”.

We understand that Erbitux®, developed by ImClone/BMS and Merck, is approved in the US, Canada, Japan, Germany, Austria, Australia, and Switzerland, and numerous other jurisdictions for metastatic colorectal cancer in combination with irinotecan in irinotecan-refractory patients, in locally or regionally advanced squamous cell carcinoma of the head and neck in combination with radiation therapy, and in the US for secondline therapy in squamous cell carcinoma of the head and neck progressing after platinum-based therapy. Erbitux® is approved in the US for advanced NSCLC but the marketing application was rejected by the EMEA. Erbitux® is being further developed in other indications, and management believes it is reasonable to expect that the drug will be registered for additional indications in the future.

We understand that Vectibix®, developed by Amgen, is approved for third line monotherapy in irinotecan-refractory patients, and in Europe for the same indication but restricted to patients with the wild-type KRAS gene.

We understand that the market for Erbitux® and Vectibix® has recently been further restricted in the US in colorectal cancer to patients with the wild-type KRAS gene.

AEROLEF

Background:

AeroLEF is a proprietary formulation of fentanyl, an opioid analgesic, that is administered by inhalation and permits self-titration by patients. The development of AeroLEF as a combination of pulmonarily-delivered free and  liposomal dosage form takes advantage of (1) the lung’s large absorptive surface and thin barrier to absorption to permit rapid transport of the free fentanyl fraction (loading dose) into the systemic circulation and (2) the capacity of liposomes to function as reservoirs for the regulated release over time of the encapsulated fentanyl.  AeroLEF is being developed to provide both rapid and extended opioid analgesic levels for patients with severe and moderate acute pain and, eventually, breakthrough cancer pain.

Clinical Experience:

The clinical experience with AeroLEF® includes two Phase I studies with healthy volunteers, one completed Phase II acute pain study in post-surgical patients carried out in Canada, one Phase IIb randomized trial in 120 patients (99 randomized, 21 open label) under IND submissions approved by Health Canada and clearance by the FDA in June 2008 to initiate a Phase II trial in the US.

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

Results of the Phase IIb acute pain study using AeroLEF® as the primary postoperative analgesic were reported at the annual meeting of the American Pain Society in May 2008.  This randomized, placebo-controlled trial successfully achieved its primary endpoint, as well as other secondary efficacy endpoints of pain relief.

In January 2008 the FDA issued a “clinical hold” on the development of AeroLEF® in the US. The restriction was subsequently lifted in June 2008 and the FDA cleared a Phase II study to proceed.

YM continues to prepare AeroLEF® for further development internationally. After consulting with regulatory bodies in Europe and Canada, YM is now determining the optimal path forward to registration and conducting discussions with potential partners.

Manufacturing:

The AeroLEF® formulation is manufactured through a controlled process that has been developed to produce a targeted ratio of liposome encapsulated fentanyl to free fentanyl in combination.   AeroLEF® clinical product supply for the two Phase I studies and the Phase IIa study was produced by a manufacturer based in the Netherlands.  During 2004, the manufacturing process was transferred to a company located in Ontario, Canada.  AeroLEF® drug product produced at the Canadian manufacturer was used in the Phase IIb trial, and is expected to be used for future clinical trials and other development activities.  The manufacturing of AeroLEF® has been successfully transferred to a second manufacturing source in the US which may provide pivotal trial material and future commercial supply.  Fentanyl citrate, the active pharmaceutical ingredient in the AeroLEF® formulation, is commercially available from multiple vendors holding Drug Master Files (DMF) with the FDA and EMEA, and are licensed to synthesize controlled substances.

Intellectual Property:

The AeroLEF product is described in four patent families.  We own key patents, expiring in 2014, claiming a method of administering systemic analgesia by inhaling free and liposome-encapsulated opioid analgesic.  North American coverage includes a reissued US patent and a granted patent in Canada. We own two US applications with counterpart PCT applications, expiring in 2024, claiming the formulation for use in a method comprised of continuously inhaling the formulation to deposit at least one rapid-onset opioid and one sustained-effect opioid in the lungs to avoid side effects.  A pending PCT application entitled “Stable Compositions” claims the manufacturing methods related to liposomal composition and other physical characteristics.

Competitive Position:

The opioid analgesic market which includes products based on morphine, fentanyl, oxycodone, or hydromorphone is currently dominated by several pharmaceuticals companies such as Johnson & Johnson Inc., Abbott Laboratories, Baxter International Inc., AstraZeneca, Purdue Pharma L.P., Cephalon, Inc., Endo Pharmaceutical Holdings Inc. and Teva. The fentanyl segment of the opioid analgesic market includes three approved routes of administration:

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

Development Status

We do not intend to further develop tesmilifene and the asset is held for sale.

Clinical, Pre-Clinical And Basic Research

We design, fund and manage clinical and some pre-clinical research, and may support, but do not conduct, basic research. We manage the development of products that we in-license through our own team of clinical, regulatory, licensing and business development executives and through a number of research and medical collaborations. We are responsible for filing applications with the relevant authorities for regulatory approval for clinical trials and conduct, or have conducted on our behalf, clinical trials to progress products in development toward regulatory approval and possible out-licensing for commercial sale. Our current licenses generally provide that we will conduct, or cause to be conducted, the tests and clinical studies necessary to progress products in development toward regulatory approval with a view to obtaining the approval for sale of the licensed drug from appropriate regulatory authorities. We, and/or our licensees, have received regulatory clearances for clinical trials in a number of countries, including in Canada, the US, the United Kingdom, Europe, India, Japan, Korea, Singapore, and South Africa and numerous Eastern European countries from Phase I through Phase III. Some basic research is conducted at the facilities of our licensors, and we pay for certain amounts of this research.

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

Pursuant to the 1995 CIMYM License, in 1995 we incorporated CIMYM and assigned the 1995 CIMYM License to CIMYM. Pursuant to the terms of the 1995 CIMYM License, CIMAB acquired a 20% equity interest in CIMYM as partial consideration for the 1995 CIMYM License. In addition to that 20% equity interest in CIMYM, CIMAB is entitled to receive 10% of net revenues received by CIMYM and CIMYM is entitled to receive from CIMAB 15%. In addition, YM and CIMYM, pursuant to the terms of the 1995 CIMYM License, paid US$2,750,000 for certain product development costs for nimotuzumab and US$330,000 for certain product development costs for RadioTheraCIM.

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

As at June 30, 2009 we had advanced $50 million to CIMYM and for the licensing and development of the products licensed by CIMYM. We have the right to recover all funds advanced to CIMYM. To the extent that the net revenues of CIMYM are less than or equal to the advanced amounts, we are entitled to recover such advances from 30% of the net revenues. These advances have been repaid from license fees paid by the licensees in Japan, Indonesia and Korea.

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

Licenses for AeroLEF

The technology related to AeroLEF formulation and delivery is owned not licensed.

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

Nimotuzumab

On November 12, 2003, our subsidiary, CIMYM (now CIMYM BioSciences), licensed the rights for nimotuzumab (known as “Theraloc” in Europe) in most of Europe to Oncoscience of Germany.  Under the terms of the agreement, CIMYM BioSciences is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to development or sublicensing of the product and as a royalty on initial net sales. After CIMYM BioSciences has received US$30 million, CIMYM BioSciences continues to receives royalties on net sales but at a lesser percentage. Oncoscience has agreed to use diligent and reasonable efforts to develop and commercially exploit nimotuzumab in the licensed territory. A non-material amount of royalties have been received as of the date hereof by CIMYM BioSciences from Oncoscience, from the Special Access Program but no sublicensing fees have been received by Oncoscience. This license agreement may be terminated by either party in the event of specified breaches and insolvency events, if a Phase II trial of nimotuzumab has not commenced in Europe within two years of licensing, or if certain regulatory approvals for marketing nimotuzumab in Europe have not been obtained within five years. In addition, Oncoscience may terminate the agreement at any time on 90 days notice.

On August 23, 2005 CIMYM BioSciences and CIMAB licensed development and marketing rights to Kuhnil Pharmaceutical Co., Ltd. for Korea. There was an initial fee to CIMYM BioSciences on signing and it is entitled to receive additional milestone payments and royalties.

On October 31, 2005 CIMYM BioSciences and CIMAB licensed development and marketing rights to Innogene Kalbiotech Private Limited (a wholly owned subsidiary of P.T. Kalbe Farma Tbk, Indonesia) for Indonesia, Malaysia, the Philippines and Singapore and certain African countries including South Africa. The initial fee to CIMYM BioSciences on signing was U$1,000,000 and it is entitled to receive additional milestone payments and royalties.

In July 2006, CIMYM BioSciences licensed development and marketing rights for nimotuzumab in Japan to Daiichi Pharmaceutical Co., Ltd., a wholly owned subsidiary of Daiichi Sankyo Co., Ltd., one of Japan’s largest pharmaceutical companies. Under the agreement, CIMYM BioSciences received an up-front payment of US$14.5 million and significant milestone payments at certain states of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory. Daiichi is developing nimotuzumab for the Japanese market in several cancer indications.

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

Our objectives in seeking to out-license products include:

•	obtaining long term revenue streams from royalty payments on the sale of the products;

•	providing access to the resources and experience of large pharmaceutical companies;

•	obtaining up-front payments for product sub-licensing rights; and

•	minimizing our development expenditures through cost sharing programs (especially late-stage clinical trials and regulatory approval applications).

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

Canadian Approval Process

The manufacture, distribution and consumption of medical` products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada and the countries to which YM has rights for the licensed products. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act.

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

The US food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

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

Stage 3: FDA Review for Approval Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application (“NDA”). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinion of the drug; this occurs at advisory committee meetings. If the FDA determines that the drug is safe and effective, the drug will be approved.

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

We currently have two material subsidiaries, shown in the following diagram:

*subject to current negotiations, ownership may become 70% mitigated by additional revenues to YM from a manufacturing royalty

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

Facilities

We currently occupy 7,070 square feet of space in Mississauga, Ontario pursuant to a sub-lease agreement dated July 31, 1997 (the “Sub-Lease”) and a lease amending and extension agreement dated February 1, 2008 (the “Lease Amending Agreement”), such Lease Amending Agreement extended the initial terms of the Sub-Lease for a term of five years commencing on February 1, 2008 and expiring on January 31, 2013. Average annual fixed rent, excluding operating costs is approximately $75,000.

YM USA currently occupies 9,000 square feet of space in Wayne, Pennsylvania pursuant to a lease agreement dated July 27, 2006 that expires on February 15, 2012. Average annual fixed rent, excluding operating costs is approximately US $218,000.

 There are no environmental issues associated with any of our facilities and we currently have no plans to construct, expand or improve our facilities.

Item 4A:	Unresolved Staff Comments

Not applicable.

Item 5:	Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following MD&A should be read in conjunction with the audited financial statements for the years ended June 30, 2009, 2008, 2007, and the notes thereto.

This MD&A contains forward-looking statements that reflect our current views with respect to future events and financial performance and that involve risks and uncertainties.  Our actual results, performance or achievements could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including risks discussed under the heading  “Forward-Looking Statements” and elsewhere in this annual report on Form 20-F for the year ended June 30, 2009.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 15 to the audited consolidated financial statements for the fiscal year ended June 30, 2009.

OVERVIEW OF BUSINESS

YM BioSciences Inc. is engaged in the licensing and commercialization of drug products and technologies from original research. We evaluate drug projects, technologies, and products and the prospective markets for them and obtain, as appropriate, a license for the further development and marketing of the products.

We expend money on the evaluation, in-licensing and further development of certain drug products and on providing out-licensing, marketing, clinical development and regulatory affairs skills, intellectual property management and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which we have rights.

We will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. We plan to generate revenues from out-licensing the licensed products or from the direct commercialization of the products.

We do not have our own manufacturing facilities but may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2009	2008	2007

Out-licensing revenue	4,543,280	4,859,085	4,407,890
Interest income	1,070,264	2,584,080	3,239,540

Expenses:
Licensing and product development	14,172,845	15,631,550	28,758,469
General and administrative	4,839,870	6,831,955	6,978,336
Impairment	-	-	1,829,538

Loss for the year	(13,069,466)	(14,885,744)	(31,730,240)
Deficit, beginning of year	(133,182,485)	(118,296,741)	(86,566,501)
Deficit, end of year	(146,251,951)	(133,182,485)	(118,296,741)

Basic and diluted loss per common share	(0.23)	(0.27)	(0.57)

Total Assets	46,069,936	63,073,239	81,739,800

RESULTS OF OPERATIONS

Year ended June 30, 2009 compared to year ended June 30, 2008

Out-licensing Revenue

Revenue from out-licensing decreased by $316 thousand for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The decrease  is mainly attributable to the 12 month extension of the revenue recognition period for the initial payment from Daiichi Pharmaceutical Co., Ltd (“Daiichi”), as a result of a revision to the estimated period of the collaboration.  The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees. The licensing agreements include a non-refundable up-front payment from the licensees. The initial license fees have been recorded as deferred revenue and are being recognized over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. The largest of these contracts was entered into in July 2006 with Daiichi, a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227 million. This initial license fee has been recorded as deferred revenue and is being recognized over the revised estimated period of collaboration of five years. The Company also began receiving royalty payments from a limited sales program in Europe in the fourth quarter of fiscal 2008.

Interest Income

Interest income decreased by $1.514 million in the year ended June 30, 2009 compared to the year ended June 30, 2008. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations, and due to the dramatic decline in interest rates.

Licensing and Product Development Expenses

Licensing and product development expenses for the year ended June 30, 2009 decreased by $1.459 million compared to the year ended June 30, 2008.  In addition to the changes described below, core expenses for licensing and product development decreased by $1.205 million for the year ended June 30, 2009. This was mainly caused by decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab

Costs associated with development activities for nimotuzumab increased by $889 thousand to $6.048 million for the year ended June 30, 2009, compared to the year ended June 30, 2008. The increase was due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during fiscal 2009.  These expenses were partially offset by the decrease in expenditures for the phase II pediatric pontine glioma trial and monkey toxology studies.

AeroLEF™

Costs associated with development activities for AeroLEF™ decreased by $260 thousand to $1.741 million for the year ended June 30, 2009 as compared to the year ended June 30, 2008.  The decrease was primarily due to the shift from clinical activity in fiscal 2008, to new marketing, and out-licensing initiatives, as well as clarifying our regulatory position in Europe, in fiscal 2009.

Tesmilifene

Costs related to development activities for tesmilifene, have decreased by $883 thousand to $432 thousand for the year ended June 30, 2009 compared to the year ended June 30, 2008.  The decrease in spending for the current fiscal year resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007 and from lower intellectual property costs.   Fiscal 2008 costs were associated with closing out the DEC study and completing the PK studies.  Fiscal 2009 costs were related to the closing of the PK studies.

General and Administrative Expenses

General and administrative expenses have decreased by $1.992 million to $4.840 million for the year ended June 30, 2009, compared to the year ended June 30, 2008.  This was due mainly to lower stock based-compensation expense of $761 thousand in fiscal 2009 compared to $2.064 million in fiscal 2008, and lower audit fees by $140 thousand since we do not require a SOX audit this fiscal year end.  In addition, expenditures for consulting, legal fees, salaries, and investor relations were also lower for the year ended June 30, 2009.

Year ended June 30, 2008 compared to year ended June 30, 2007

Out-licensing Revenue

Revenue from out-licensing increased by $451 thousand for the year ended June 30, 2008 compared to the year ended June 30, 2007. The increase in revenue was due to the out-licensing agreement entered into at the end of July 2006 with Daiichi.  The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227 million. This initial license fee was recorded as deferred revenue and was being recognized over the estimated period of collaboration of four years. The Company also recognized royalty revenues based on a limited sales program in Europe.

Interest Income

Interest income decreased by $655 thousand in the year ended June 30, 2008 compared to the year ended June 30, 2007. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations.

Licensing and Product Development Expenses

Licensing and product development expenses for the year ended June 30, 2008 decreased by $13.127 million compared to the year ended June 30, 2007.  In addition to the specific licensing and product development costs addressed below, there was a significant decrease in licensing and product development salary expenses. Salary expenses including termination costs were $2.039 million less in fiscal 2008 compared to fiscal 2007 as the Company reduced development staff following the termination of the DEC study.

Nimotuzumab

Costs associated with development activities for nimotuzumab decreased by $784 thousand to $5.159 million for the fiscal year ended June 30, 2008 compared to $5.943 million for the year ended June 30, 2007.

The major costs in fiscal 2007 were associated with the clinical trial in Head & Neck cancer which was completed in fiscal 2007.  Expenses in fiscal 2008 were primarily associated with the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma.  All of these activities began in fiscal 2008 and continued into fiscal 2009.

AeroLEF™

Costs associated with development activities for AeroLEF™ decreased by $909 thousand to $2.001 million for the fiscal year ended June 30, 2008 compared to $2.910 million for the year ended June 30, 2007.  Last year’s costs were associated with the Phase IIb study in acute pain.  In fiscal 2008, the costs included transferring the manufacturing to a contact manufacturer in the U.S. and preparing the submissions to the U.S. F.D.A.

Tesmilifene

Costs related to development activities for tesmilifene for the year ended June 30, 2008 decreased by $6.193 million to $1.315 million compared to $7.508 million for the prior year.  In the fiscal year ended June 30, 2007 the Company was completing a Phase III clinical trial (DEC) and gearing up for a FDA submission.  With the termination of this study, development of tesmilifene halted at the end of January 2007 except for completing a pharmacokinetic study and, as a result, the development costs for fiscal 2008 are significantly lower compared to the same period last year.  Costs in fiscal 2008 consisted mainly of winding down the DEC study, completing the PK studies, and maintaining the patent portfolio.

General and Administrative Expenses

General and administrative expenses decreased by $146 thousand to $6.832 million for the year ended June 30, 2008 compared to the prior year. Stock option expense increased by $347 thousand from $1.717 million for the year ended June 30, 2007 to $2.064 million for the year ended June 30, 2008. This increase was offset by reductions in other expenses such as consulting and legal costs.

Fourth Quarter – Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Out-licensing Revenue

Out-licensing revenue for the quarter ended June 30, 2009 of $720 thousand decreased by $700 thousand compared to $1.420 million in the same quarter in the prior year. This is mainly because the recognition period for the initial payments for the Daiichi and Kuhnil contracts were extended by 12 months effective January 1, 2009 and the recognition period for the IGK contract ended in December 2008, reducing the amount recognized in the quarters following.

Interest Income

Interest income has decreased by $483 thousand to $61 thousand for the three months ended June 30, 2009 compared to $544 thousand in the same period in the prior year. Interest income decreased as the Company drew on its cash and short term investment balances to fund its operations, and due to the dramatic decline in interest rates.

Licensing and Product Development Expenses

Licensing and product development expenses decreased by $932 thousand to $2.647 million for the fourth quarter ended June 30, 2009 compared to the same period last year. In addition to the changes described below, there were also decreases in salaries and travel expenses as a result of a reduction of staff in the U.S. office.

Nimotuzumab

Costs associated with development activities for nimotuzumab were $1.314 million for the three months ended June 30, 2009, compared to $1.534 million for the three months ended June 30, 2008.  The 2008 costs were primarily related to the completion of the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma. The 2009 costs were due mainly to two new clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during this fiscal year.

AeroLEF™

AeroLEF™ expenses have decreased by $174 thousand to $185 thousand for the three months ended June 30, 2009 compared to the same period in the prior year. The decrease was primarily due to the shift from clinical activity in fiscal 2008, to new marketing and out-licensing in fiscal 2009.

Tesmilifene

Costs related to tesmilifene totaled $13 thousand for the three months ended June 30, 2009, a decrease of $191 thousand compared to $204 thousand in the same quarter of the previous year.  The decrease in spending for the current quarter resulted mainly from the curtailment of development subsequent to the termination of the DEC study in January 2007 and from lower intellectual property costs.   Q4 2008 costs were associated with closing out the DEC study and continuing the PK studies, as well as IP management.  Q4 2009 costs were related to the closing of the PK studies.

General and Administrative Expenses

General and administrative expenses for the fourth quarter of fiscal 2009 were $1.309 million, which is comparable to $1.306 million for the same quarter in the prior year.

SUMMARY OF QUARTERLY RESULTS

	Revenue and Interest Income	Net Loss	Basic and diluted loss per common Share
June 30, 2009	$780,925	$(3,264,030)	$(0.06)
March 31, 2009	$977,762	$(3,474,839)	$(0.06)
December 31, 2008	$2,197,291	$(3,174,385)	$(0.06)
September 30, 2008	$1,657,566	$(3,156,212)	$(0.06)
June 30, 2008	$1,964,901	$(2,962,900)	$(0.05)
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)

In general, revenue remained steady over the first five quarters ending September 30, 2008, but changed in the last three quarters.  Revenue consists of interest earned and licensing revenue.  Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments.  Revenue decreased in the quarters ended March 31, 2009 and June 30, 2009 because the payment received for one contract was fully recognized in the quarter ended December 2008 and because the recognition period for the initial payment for the Daiichi contract was extended by 12 months effective January 1, 2009, reducing the amount recognized in the quarters following.  In the quarter ended December 31, 2008 we received a one-time milestone payment of US$500,000.  The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  There have been no new out-licensing agreements signed since fiscal 2007. The Company also received royalty revenue based on a limited sales program in Europe for the first time in the fourth quarter of fiscal 2008.  Interest income is decreasing as the Company draws on its cash and short term investment balances to fund its operations and due to interest rates dropping to historic low levels.

It is inherent in the development of drug products that planned expenditures vary depending on results achieved.  Our current plan calls for an increase in expenditures for nimotuzumab with our two new clinical trials in brain metastases and palliative non-small cell lung cancer.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.  In prior years, the Company was considered a development stage company.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The audited consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The audited consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

As at June 30, 2009 the Company had cash and short-term deposits totalling $42.051 million and accounts payables and accrued liabilities totalling $913 thousand compared to $58.101 million and $2.023 million respectively, at June 30, 2008.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Management believes that the cash and short-term deposits at June 30, 2009 are sufficient to support the Company’s activities for at least the next twelve months.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years		More Than 5 Years

Office Lease – Wayne, Pennsylvania	$684,000	$254,000	$430,000	$	Nil	$	Nil

Office Lease – Mississauga, Ontario	$277,000	$75,000	$155,000		$46,000	$	Nil
Total Operating Leases	$961,000	$329,000	$585,000		$46,000	$	Nil

OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2009 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.568 million (U.S. $1.348 million) of which approximately $1.005 million has been paid as at June 30, 2009 and the remaining $563 thousand has not yet been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2009 the Company continues to open clinical sites and is in the process of recruiting patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from NSCLC at a cost of $1.161 million, of which approximately $240 thousand has been incurred as at June 30, 2009 and the remaining $920 thousand is yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy and costs approximately $1.500 million, of which approximately $508 thousand has been incurred as at June 30, 2009 and the remaining $991 thousand is yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $4.058 million of which $2.010 million has been incurred as at June 30, 2009 and the remaining $2.048 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

The Company plans to expend funds to continue the development of nimotuzumab.  There are also ongoing activities directed at out-licensing commercial rights for nimotuzumab and AeroLEFTM as well as in evaluating new products to in-license.

The Company has certain arrangements with its subsidiaries that have an effect or may have a future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources in that there is no assurance that funds advanced to its subsidiaries will be reimbursed. The arrangements are described in note 2 of the consolidated financial statements. The registrant has recorded 100% of the results of operations and cash flows of these entities.

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

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

OUTLOOK

The business of YM is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned joint venture, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Western and Eastern Europe, North America, and Japan as well as Australia, New Zealand, Israel and certain Asian and African countries, and YM owns AeroLEF®, its other principal product in development, outright.

Randomized, Phase II, double-blind trials in brain metastases from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for radical chemotherapy, have been initiated in Canada; recruitment commenced in March 2009 on NSCLC and is anticipated for the brain metastases trial in Q3 of calendar year 2009. A Phase II, second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience AG (OSAG), CIMYM’s licensee for Europe, in August 2007, and preliminary data from this trial was released at ASCO in 2008. OSAG reports that it continues to recruit in a Phase III trial in adult glioma patients and a Phase II/III trial in pancreatic cancer patients.

Innogene Kalbiotech PTE Ltd. (IGK), a CIMYM licensee, reports marketing approval in the Philippines and Indonesia bringing to 18 the number of countries that are reported as having approved the drug for sale in specific indications. In January 2009, the National Cancer Centre of Singapore announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the adjuvant setting in head and neck cancer in cooperation with IGK. This trial is in addition to the on-going investigator-initiated Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer.

Daiichi Sankyo Co., Ltd., CIMYM’s licensee for nimotuzumab in Japan, initiated a randomized trial with nimotuzumab in gastric cancer, designed to complete recruitment in 2009, and launched a Phase II trial in first-line NSCLC.

Nimotuzumab is, at the time of this report, being tested in 32 clinical trials worldwide having completed 20 trials to date. Eleven of these are Phase II and Phase IIIs being conducted by YM and our licensees.

After consulting with regulatory bodies in Europe and Canada, YM continues discussing the readiness of AeroLEF® for late-stage trials to identify its best options for aggressive development and partnering of this unique approach to the use of opioids.

While expenditures will increase with additional clinical activity we believe we have the resources to permit the completion of the program designed to support marketing authorization for nimotuzumab as well as AeroLEF.

Subsequent to the end of the fiscal year, YM received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its lead product, nimotuzumab, for patients in the United States. YM’s first priority is discussion with the FDA on its two IND submissions to include US citizens in the randomized, double-blind Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy and the parallel Phase II trial in patients with brain metastases from NSCLC, both of which YM initiated in Canada during the 2009 fiscal year. Development plans may also include extending one of the Phase III trials being conducted worldwide into the US, such as the multinational 710-patient Phase III trial of nimotuzumab in the adjuvant setting in head and neck cancer.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received.  Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information. Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible assets

The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful lives of the intangible assets are considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs

The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed when incurred.

Variable interest entity

The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation

The Company expenses all stock-based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance

The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credits, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

NEW ACCOUNTING POLICIES

The following new accounting pronouncements have been adopted during fiscal 2009:

General standards on financial statement presentation

On July 1, 2008 the Company adopted the amendments of CICA Handbook Section 1400 which includes requirements to assess and disclose an entity’s ability to continue as a going concern. Management has assessed the Company’s ability to continue as a going concern and believe that the cash and short-term deposits at June 30, 2009 are sufficient to support the Company’s activities for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

The following new accounting pronouncements have been issued and are not yet effective:

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex Therapeutics Inc. (“Delex”).

Financial instruments

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009.  The Company is currently assessing the impact of this section on its consolidated financial statements.

International financial reporting standards

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011. The Company’s plan will consider the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting. The Company is currently in the process of assessing the differences between its current accounting policies and IFRS and cannot at this time quantify the effect the adoption of the standards will have on its consolidated financial statements.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements (“Section 1601”), and Section 1602, Non-controlling Interests (“Section 1602”), which together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standard 27 (Revised), Consolidated and Separate Financial Statements.  The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new sections on its consolidated financial statements.

OTHER MD&A REQUIREMENTS

As at June 30, 2009:		Amount	Number
	Common shares	$172,921,153	55,835,356

	Warrants	Nil	Nil

Note 1:      In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They will be valued and accounted for when they are released from escrow.
Note 2:       During fiscal 2009, 5,709,765 warrants expired.

Item 6:	Directors, Senior Management and Employees

A	Directors and Senior Management

Directors

The name, municipality of residence, age as of September 24, 2009 and position with us of each of the current directors are set forth below.

Name	Age	Position	Period Served
David G.P. Allan Toronto, Canada	67	Chairman, Chief Executive Officer and Director	Since 1994

Thomas I.A. Allen, Q.C. (1)(2)(3) Toronto, Canada	69	Director	Since 1996

Mark Entwistle, M.A. (3) Ottawa, Canada	53	Director	Since 1997

Henry Friesen, C.C., M.D. (1) Winnipeg, Manitoba	76	Director	Since 2001

Philip Frost, M.D., Ph.D. (2) Morristown, New Jersey	68	Director	Since 2007

Francois Thomas, M.D. (3) Brussels, Belgium	50	Director	Since 2007

Gilbert Wenzel, Ph.D. (1) Zurich, Switzerland	53	Director	Since 2001

Tryon M. Williams, B.Sc. (1)(2) The Valley, Anguilla	68	Director	Since 1995

Notes:
(1)           Member of Audit Committee.
(2)           Member of Corporate Governance and Nominating Committee.
(3)           Member of Compensation Committee.

David G.P. Allan - Chairman, Chief Executive Officer And Director

Mr. Allan has been Chief Executive Officer of the Company since April 1998 and Chairman of the board of directors of the Company since 1994.  In addition, Mr. Allan is a Director of Synthemed Inc. (medical devices), USA and DiaMedica Inc. (diabetes therapeutics), Canada. In 1992 he founded the Knowledge-Based Industries Group of a Canadian investment banking firm, organized as the first in Canada involved in financing, analyzing and creating strategic alliances for life sciences and information technology companies, where he was Executive Director until 1998. Mr. Allan was formerly a governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, a member of the Awards Selection Committee for the Networks of Centres of Excellence in Canada and a member of the Board of Trustees for the Ontario College of Art and Design. Mr. Allan is currently a member of BioteCanada’s Emerging Companies Advisory Board.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen is counsel to Ogilvy Renault, a Canadian law firm. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Terra Nova Minerals Inc., Mundoro Mining Inc., Middlefield Bancorp Limited, and Thomas Weisel Partners Group, Inc. Mr. Allen recently acted as Chairman of the Task Force to Modernize Securities Legislation in Canada.  Mr Allen has been a director of the Company since 1996.

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

François Thomas, M.D. - Director

Dr. Thomas, a board certified medical oncologist, is a member of the Board of Directors of Eurogentec, and formerly was a Director of DNA therapeutics, Entomed, Neurotech, Newron, Novexel Unibioscreen, and CropDesign.  Dr. Thomas is currently General Manager at Bioserve Ltd. (Cambridge, UK), a consultancy for the life sciences arena. Dr Thomas has been a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and a Venture Partner at Atlas Venture, a venture capital firm in London (UK).  He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).  Dr. Thomas has been a director of the Company since 2007.

Gilbert Wenzel, Ph.D. - Director

Dr. Wenzel is currently Chairman and Chief Executive Officer of Wenzel Healthcare Services AG, an investment company focused on investing into innovative healthcare delivery models in Europe. He is also the founder of QUISISANA AG, which imports, registers and commercializes generics for private label use by pharmacy chains and insurance companies in Europe. Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Company since March 2001.

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

Officers

The name, municipality of residence, age as of September 24, 2009 and position with us of each of the current officers are set forth below.

Name	Age	Position
David G.P. Allan Toronto, Ontario	67	Chairman and Chief Executive Officer, YM BioSciences Inc. President, YM BioSciences USA Inc.

Gary Floyd Berwyn, USA	63	Vice President, Operations YM BioSciences USA Inc.

Vincent Salvatori Victoria, British Columbia	57	Executive Vice President, YM BioSciences Inc. President, CIMYM BioSciences Inc.

Sean Thompson Oakville, Ontario	43	Vice President, Corporate Development

Leonard Vernon Nobleton, Ontario	65	Vice President, Finance & Administration

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

Vincent Salvatori, Ph.D. - Executive Vice President, President And CEO, CIMYM Biosciences

Dr. Salvatori is an experienced drug development executive with an accomplished background in the pharmaceutical and biotechnology industry. He has more than 27 years of experience in all aspects of drug development, corporate operations and external collaborations. Dr. Salvatori most recently held the position of Senior Vice President of Clinical Operations for Bioniche Life Sciences Inc. from May 1998 to July 2002. He was previously at StressGen Biotechnologies Corporation from January 1995 to April 1998 where he held the positions of Chief Operating Officer and Vice President of Research and Development, subsequently appointed to Senior Vice President. In this capacity, Dr. Salvatori was responsible for corporate operations, strategic management and clinical/regulatory development. Prior to joining StressGen, Dr. Salvatori was the Senior Director of Program Management at QLT PhotoTherapeutics Inc. from June 1990 to December 1994 and held various positions at Boehringer Ingelheim (Canada) Ltd. from April 1982 to June 1990.  Dr. Salvatori has been an officer of the Company since 2002.

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

Summary of Compensation Paid to Directors in Fiscal 2009

Directors of the Company who are not full-time employees of the Company are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Company who are not full-time employees of the Company are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the Nominating and Corporate Governance Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation, and Nominating and Corporate Governance Committees who are not full-time employees of the Company are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses.  The Lead Director is entitled to an annual retainer fee of $10,000. As at the date hereof, the number of options held by non-executive directors is 1,170,613. An additional 1,699,502 options are held by the Chairman and Chief Executive Officer.

The table below sets out the total fees (including retainer and attendance fees) paid or accrued to each non-executive director of the Company for meetings held during the fiscal year ended June 30, 2009.

Name of Director	Retainer Fees	Attendance Fees
Thomas I.A. Allen(1)	$26,000	$25,500
Mark Entwistle(2)	$16,000	$16,500
Henry Friesen, C.C.,	$12,000	$21,000
Philip Frost	$12,000	$16,500
Francois Thomas	$12,000	$16,500
Gilbert Wenzel	$12,000	$28,500
Tryon M. Williams(3)	$18,000	$33,000
Notes:
(1)	Earned a $10,000 annual retainer fee as Lead Director and a $4,000 annual retainer fee as Chair of the Corporate Governance and Nominating Committees.
(2)	Earned a $4,000 annual retainer fee as Chair of the Compensation Committee.
(3)	Earned a $6,000 annual retainer fee as Chair of the Audit Committee.

Report on Executive Compensation

General

The Company’s compensation policies are designed to support the Company’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options.  In determining actual compensation levels, the total program is taken into consideration rather than any single element in isolation.  Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Company’s executive compensation program has the following objectives:

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

Compensation Program

The key elements of the Company’s compensation program are salary and stock option grants. As the Company has limited discretionary resources, bonuses are paid strictly at the discretion of the Board on recommendation from the Compensation Committee in consultation with the Chief Executive Officer. In 2009, the Company retained a human resources consultant to assist management in revising the job description for each employee position and streamlining the performance review process. The intent is to create a transparent system that is suitable for a company of this size and structure.

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market.  The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. The comparator group consists of other publicly-traded Canadian life sciences companies that either have a pipeline of products at similar stages of development or are comparable in terms of revenue and market capitalization. Companies include: AEterna Zentaris Inc., Angiotech Pharmaceuticals, Inc., BioMS Medical Corp., Bioniche Life Sciences Inc., Cardiome Pharma Corp., MethylGene Inc. and Oncolytics Biotech Inc.

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership. The Compensation Committee, in consultation with the Board of Directors, formally evaluates the performance of the Chief Executive Officer each year using both financial and non-financial measurements (including share price, revenues, product development and product pipeline as well as human resource management, representation of the Corporation in the market, integrity and the ability to respond to challenges of the business). On the recommendation of the Compensation Committee, the Board may approve an increase in the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance within the framework established by reference to the comparator group.

For the fiscal year ended June 30, 2008 the compensation plan included an annual bonus based on achievement of objectives.  The Corporation used a formula that combines corporate and personal objectives to determine an individual’s appropriate bonus payout.  Bonuses of the less senior employees were weighted more towards personal objectives while senior management’s bonuses were tied more closely to achieving the corporate objectives.  Corporate objectives are set for the fiscal year by the Board of Directors as part of their annual strategic discussions.  Departmental goals are derived therefrom by senior management and presented to the Board.  At the end of fiscal 2008, the Board concluded that there was a 60% achievement of corporate objectives and a grading system was applied on that basis to determine the bonuses earned in fiscal 2008 and paid early in fiscal 2009.  This bonus plan was withdrawn early in fiscal 2009 and replaced with a discretionary and subjective approach to bonuses.  No bonuses were paid or are payable in relation to fiscal 2009.

The Compensation Committee, along with senior management, have concluded that, in light of the economic circumstances of the Corporation and the stage of development of the Corporation’s two products, nimotuzumab and AeroLEF™, the compensation model described above is no longer appropriate for the renewed entrepreneurial profile of the Corporation.  Instead a less rigid and formulaic approach to compensation has been recommended, whereby the Board will set the Chief Executive Officer’s salary (and bonus, if any), with all other salaries being derived therefrom on the Chief Executive Officer’s recommendation and subject to consultation with and review by the Compensation Committee. In addition, the compensation philosophy adopted by the Board of Directors holds that it is more appropriate and effective going forward to tie any bonuses more closely to revenues and activities that enhance shareholder value. In this context, management recommended a cost of living increase to base salary and an award of stock options for fiscal 2010, with some discretionary adjustments to reflect individual performance as recommended by the Chief Executive Officer.

Option Based Awards

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Committee, at its discretion, may grant stock options annually to executives and employees under the Company’s stock option plan based on the employee’s position and annual compensation.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options.  The underlying security of the options granted under the stock option plan is the Common Shares in the capital of the Company.  During the fiscal year ended June 30, 2009, a total of 2,114,250 options were issued of which 1,531,750 were issued to management and employees, 350,000 were issued to directors and 232,500 were issued to third party consultants. The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 15% of the issued and outstanding capital of the Company on the particular date of grant. See “Stock Option Plan”

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended June 30, 2009 by each of the Company’s Chief Executive Officer, Vice President, Finance and Administration and three other most highly compensated officers of the Company who earn greater than $150,000 in total salary and bonus (collectively, “Named Executive Officers”):

						Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)		Share- based awards ($)	Option- based awards ($)(1)	Annual incentive plans ($)	Long term incentive plans ($)	Pension Value ($)	All other compen- sation ($)(2)	Total compen- sation ($)
David G.P. Allan	2009	436,000		-	183,016	-	-	-	-	565,016
CEO
Leonard Vernon	2009	244,000		-	61,389	-	-	-	-	331,389
VP, Finance and Administration
Ali Raza	2009	442,000	(3)	-	18,191	-	-	-	-	455,217
President, AeroLEF
Vincent Salvatori	2009	279,000		-	30,694	-	-		-	336,694
Executive VP
Sean Thompson	2009	187,000		-	30,694	-	-	-	-	238,694
VP Business Development

(1)	Value of share option awards determined using the Black-Scholes pricing model calculated as at the award date.
(2)	NEO’s are entitled to the same health, dental, etc. as all employees; the aggregate value for any individual does not exceed $50,000.
(3)
Ali Raza acted as President, AeroLEF throughout the fiscal year and was paid on a consulting basis.  Fees totalled £240,000 and the $442,000 is the Canadian dollar equivalent translated throughout the year.

Compensation for the Named Executive Officers changed from fiscal 2008 with the elimination of bonus entitlements in fiscal 2009. The base salaries for the executives are reviewed on an annual basis to monitor any substantive changes over a three year period. The salaries are set to industry and regional economic standards and also reflect any cost of living adjustments as determined to be appropriate by the Compensation Committee in consultation with management. Changes in salary amounts in 2009 were based on a cost of living increase only.

Options were awarded as part of annual compensation with a view to aligning employees’ interests with those of the shareholders. Option grants were calculated as a percentage of the base salary based on a value ascribed by the Black-Scholes model. Percentages were positively correlated with seniority of the position of the employee or officer, as applicable.  Dr. Raza’s compensation was negotiated by the Chief Executive Officer at the time of his engagement and approved by the Board of Directors. Any additional compensation that may become payable to Dr. Raza is tied to specific milestones in the development of AeroLEF™.

Incentive Plan Awards

Outstanding share-based awards and option-based awards as at June 30, 2009.

	Option Based Awards				Share Based Awards
	Number of securities underlying unexercised options	Option Exercise Price	Option Expiration	Value of unexercised in-the- money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name	(#)	($)	Date	($)	(#)	($)
David G.P. Allan	250,000	$4.50	9/1/2010
CEO	7,500	$2.00	4/30/2013
	102,500	$1.75	4/30/2013
	200,000	$1.75	11/27/2013
	50,000	$3.15	4/17/2015
	90,000	$3.61	1/25/2016
	200,000	$4.36	6/15/2016
	203,252	$1.53	9/29/2017
	596,250	$0.50	9/29/2018	89,438	NIL	NIL
Leonard Vernon	10,000	$4.50	9/1/2010
VP, Finance and	15,000	$4.50	12/1/2010
Administration	25,000	$2.50	4/30/2013
	23,000	$1.75	4/30/2013
	20,000	$3.15	4/17/2015
	25,000	$3.61	1/25/2016
	75,000	$4.36	6/15/2016
	101,626	$1.53	9/29/2017
	200,000	$0.50	9/29/2018	30,000	NIL	NIL
Ali Raza President, AeroLEF	100,000	$1.25	6/16/2011	0	NIL	NIL
Vincent Salvatori	14,500	$1.75	4/30/2013
Executive VP	40,500	$1.75	11/27/2013
	5,000	$2.75	11/8/2014
	25,000	$3.15	4/17/2015
	35,000	$3.61	1/25/2016
	75,000	$4.36	6/15/2016
	101,626	$1.53	9/29/2017
	100,000	$0.50	9/29/2018	15,000	NIL	NIL
Sean Thompson	5,000	$4.50	5/24/2010
VP Business	20,000	$4.50	5/24/2010
Development	13,000	$1.75	4/30/2013
	20,000	$2.50	4/30/2013
	19,875	$1.75	11/27/2013
	12,500	$3.15	4/17/2015
	25,000	$3.61	1/25/2016
	50,000	$4.36	6/15/2016
	54,064	$1.53	9/29/2017
	33,333	$0.50	9/29/2018	15,000	NIL	NIL
Incentive plan awards – value vested or earned during the year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David G.P. Allan CEO	NIL	NIL	NIL
Leonard Vernon VP, Finance and Administration	NIL	NIL	NIL
Ali Raza President, AeroLEF	NIL	NIL	NIL
Vincent Salvatori Executive VP	NIL	NIL	NIL
Sean Thompson VP Business Development	NIL	NIL	NIL

(1)  The aggregate dollar value that would have been realized if stock options had been exercised on the vesting date.

Stock Option Plan

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.  The Committee, at its discretion, may grant stock options annually to executives and employees under the Company’s stock option plan based on the employee’s position and annual compensation.  In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options.  The underlying security of the options granted under the stock option plan is the Common Shares in the capital of the Company.  During the fiscal year ended June 30, 2009, a total of 2,114,250 options were issued of which 1,531,750 were issued to management and employees, 350,000 were issued to directors and 232,500 were issued to third party consultants.  The maximum number of shares available for issuance under the stock option plan is a rolling number equal to 15% of the issued and outstanding capital of the Company on the particular date of grant.

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

•	In any one-year period, Options that may be granted to Insiders shall not exceed 10% of the outstanding issue.

•	In any one-year period, Options that may be granted to any one Insider, and such Insider’s associates, shall not exceed 5% of the outstanding issue.

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

•
Once granted, the Options may only be transferred or assigned between an Eligible Person and a related “Employee Company” (as defined in the Option Plan) provided the assignor gives notice to the Company prior to assignment.

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

•	The Company has no security purchase agreement or stock appreciation rights plan, and the Company does not have authority to transform Options into stock appreciation rights.

•
By its terms, the Option Plan may be amended by the Board without the consent of the shareholders, including amendments necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; amendments respecting the administration of the Option Plan and eligibility for participation under the Option Plan; amendments respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including provisions relating to the option price, the option period and the vesting schedule, provided however, that if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Company pursuant to the Option Plan, such amendments will require shareholder approval; and amendments that are of a housekeeping nature.  It should also be noted that any amendment to increase the maximum percentage of the outstanding shares available for issuance under the Option Plan requires shareholder approval.

•	The Board may terminate the Option Plan at any time.

Termination and Change of Control Benefits

Mr. David Allan is entitled to receive twenty-four months salary upon his termination as Chief Executive Officer if such termination is caused by a change of control of the Company. Certain other Named Executive Officers, namely Messrs. Vincent Salvatori and Leonard Vernon, are entitled to receive six months salary upon termination if such termination is caused by a change of control of the Company.  Assuming a change of control occurred on June 30, 2009, Mr. Allan would have been entitled to a payment of $872,000 and Mr. Salvatori and Mr. Vernon would have each been entitled to a payment of $139,500 and $122,000, respectively. A “change of control” is defined as: (i) the acquisition by any person or group of persons acting jointly or in concert of more than 50% of the voting shares of the Company; (ii) the sale of all or substantially all of the assets of the Company; or (iii) the individuals who at the commencement of the officer’s employment with the Company constitute the board of directors ceases to constitute at least a majority thereof, unless the election or the nomination for election, by the shareholders of each new Board member was approved by a majority of the Board members then still in office. These arrangements were put in place by a resolution of the Board of Directors.  Other than the foregoing arrangements, the Company does not currently have employment agreements with any of the Named Executive Officers.

Director Compensation

Director compensation table

The following table shows the compensation earned by the non-executive directors for the fiscal year ended June 30, 2009.

Name	Fees Earned ($)	Share-based awards ($)	Option- based awards ($) (5)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total ($)
Thomas I.A. Allen (1)	51,500	NIL	15,347	NIL			66,847
Mark Entwistle (2)	32,500	NIL	15,347	NIL			47,847
Henry Friesen, C.C.,	33,000	NIL	15,347	NIL			48,347
Philip Frost	28,500	NIL	15,347	NIL	2,960	(6)	46,807
François Thomas	28,500	NIL	15,347	NIL	59,422	(7)	103,269
Gilbert Wenzel(4)	40,500	NIL	15,347	NIL			55,847
Tryon M. Williams (3) (4)	51,000	NIL	15,347	NIL	3,938	(6)	70,285

(1)	Earned a $10,000 annual retainer fee as Lead Director and a $4,000 annual retainer fee as Chair of the Corporate Governance and Nominating Committees.
(2)	Earned a $4,000 annual retainer fee as Chair of the Compensation Committee.
(3)
Earned a $6,000 annual retainer fee as chair of the Audit Committee.  Mr. Williams was awarded 15,000 stock options in trust for an individual employee, in addition to the 50,000 stock options awarded to all Board members.

(4)	Earned $9,000 for travel days related to board meetings.
(5)	Fair value of 50,000 stock options awarded to each director in September, 2008.
(6)	Earned for serving as a member of a special committee of the Board formed to respond to an unsolicited offer for the Company.
(7)	Various consulting assignments principally relating to drug development and assessment of potential drug candidates.

Narrative Discussion

Directors of the Company who are not full-time employees of the Company are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Company who are not full-time employees of the Company are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation, and Corporate Governance and Nominating Committees who are not full-time employees of the Company are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses.  The Lead Director is entitled to an annual retainer fee of $10,000. As at the date hereof, the number of options held by non-executive directors is 1,170,613. A total of 10 meetings of the board were held in fiscal 2009. Despite the reduction in the size of the Board from 10 to eight members and an increased amount of tasks and responsibilities as a direct result of Sarbanes-Oxley and other regulatory compliance obligations, director compensation has remained largely unchanged since 2004. Options are granted annually to non-executive members of the Board.

Share-based awards, option-based awards and non-equity incentive plan compensation

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Thomas I.A. Allen (1)	28,219	NIL	NIL
Mark Entwistle (2)	24,310	NIL	NIL
Henry Friesen, C.C.,	20,402	NIL	NIL
Philip Frost	20,402	NIL	NIL
François Thomas	20,402	NIL	NIL
Gilbert Wenzel	20,402	NIL	NIL
Tryon M. Williams (3)	20,310	NIL	NIL

(1)  The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value options pricing model with the following assumptions: Risk free interest rate 3.34%; volatility factor 74%; expected life 7 years.

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

As of June 30, 2009, we employed 24 permanent employees. All employees are currently located in Mississauga, Ontario. Other than administrative staff, our employees conduct our licensing and product development activities.  None of our employees are represented by labour unions.

E	Share Ownership

The following table sets out details of our shares and options that are directly or indirectly owned or controlled by directors and executive officers as at June 30, 2009, based on 58,216,309 common shares issued and outstanding on such date.

Name	Number of Common Shares	Percentage of Common Shares Outstanding	Common Shares Held Under Option	Exercise Price	Expiration Date
David G.P. Allan	1,039,659	1.78%	1,699,502	$0.50-$4.50	2010-2019

Thomas I.A. Allen	-	-	184,135	$0.50-$4.50	2010-2019

Mark Entwistle	-	-	171,940	$0.50-$4.50	2010-2019

Gary Floyd	-	-	198,495	$0.50-$5.74	2016—2019

Henry Friesen	-	-	184,745	$0.50-$4.50	2011-2019

Philip Frost	1,000	*	86,585	$0.50-$1.53	2017-2019

Vincent Salvatori	-	-	396,626	$0.50-$4.36	2013-2019

Francois Thomas	-	-	86,585	$0.50-$1.53	2017-2019

Sean Thompson	19,500	*	348,675	$0.50-$4.50	2010-2019

Leonard Vernon	-	-	494,626	$0.50-$4.50	2008-2019

Gilbert Wenzel	-	-	179,745	$0.50-$4.50	2011-2019

Tryon M. Williams	20,100	*	276,878	$0.50-$4.50	2010-2019
* Less than one percent

Note:
(1) Of such shares, 80,000 common shares are held through private holding companies over which Mr. Allan exercises direction and control.

As of the date of hereof, the directors and senior officers of YM BioSciences as a group beneficially owned or controlled, directly or indirectly, 1,079,259 common shares of YM, representing approximately 1.85 % of the issued and outstanding voting shares of the Company.

Item 7:	Major Shareholders and Related Party Transactions

A	Major Shareholders

We are not directly or indirectly owned or controlled by another company or by any foreign government.

To the knowledge of our directors and senior officers, at September 24, 2009 set out below are the only persons/entities who beneficially owned, directly or indirectly, or exercised control or direction over, our Common Shares carrying more than 5% of the voting rights attached to all our outstanding Common Shares. As used in the table below, “beneficial ownership” means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have “beneficial ownership” of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented
Accipiter Capital Management, L.L.C.	5,915,258	10.16%

None of the shareholders set out above has different voting rights from the other shareholders.

To the knowledge of our directors and senior officers, the following table indicates as of September 24, 2009, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with US addresses, the portion of the outstanding Common Shares held by US holders of record, and the percentage of Common Shares held by US holders of record. This table does not indicate beneficial ownership of Common Shares.

Total Number of Holders of Record	Total Number of Common Shares Issued and Outstanding	Number of US Holders of Record	Number of Common Shares Held by US Holders of Record	Percentage of Common Shares Held by US Holders of Record
73	58,225,458	33	22,279,017	38.26%

B	Related Party Transactions

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the fiscal year ended June 30, 2009 totalled $66,000 (2008 - $92,000; 2007 - nil). The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

C	Interests of Experts and Counsel

Not applicable.

Item 8:	Financial Information

A	Consolidated Statements and Other Financial Information

The financial statements filed as part of this annual report are filed under Item 18.

B	Significant Changes

Not applicable.

Item 9:	The Offer and Listing

A	Offer and Listing Details

Our Common Shares are traded on the NYSE Amex, the TSX and AIM under the symbols “YMI”, “YM” and “YMBA”, respectively. The last reported sales price of our Common Shares on September 23, 2009 on the NYSE Amex was US$1.66, on the TSX was C$1.79 and on the AIM was £104.50.  The following table sets forth the high and low per share sales prices for our Common Shares on the NYSE Amex and TSX for the periods indicated.

Market Price

	Common Shares
	NYSE Amex(1)		TSX
Fiscal	High	Low	High	Low
	US$	US$	C$	C$
2005	3.33	1.96	4.1	2.45
2006	6.5	2.35	7.4	2.93
2007	4.15	1.25	4.88	1.55
2008	1.89	0.84	1.98	0.86
Quarter 1	4.05	2.58	4.4	2.91
Quarter 2	3.45	2.62	3.9	2.98
Quarter 3	4.15	1.25	4.88	1.55
Quarter 4	2.11	1.5	2.39	1.77
2009	2.24	0.20	2.42	0.27
(to and including September 23)
January	0.43	0.32	0.49	0.40
February	0.34	0.23	0.41	0.27
March	0.40	0.20	0.48	0.29
April	0.53	0.37	0.63	0.46
May	0.60	0.42	0.63	0.48
June	0.68	0.49	0.73	0.55
July	0.70	0.48	0.75	0.55
August	2.24	0.57	2.42	0.63
September	2.00	1.40	2.14	1.51
(to and including September 23)

Note:
(1) Commenced trading on the NYSE Amex (formerly AMEX) on October 1, 2004.

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

Our Common Shares are traded on the NYSE Amex, the TSX and AIM under the symbols “YMI”, “YM” and “YMBA”, respectively. The last reported sales price of our Common Shares on September 23, 2009 on the NYSE Amex was US$1.66, on the TSX was C$1.79 and on AIM was £104.50.

D	Selling Shareholders

Not applicable.

E           Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

Item 10:	Additional Information

A	Share Capital

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of September 24, 2009, there were 58,216,309 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our company, except that the Investment Canada Act (the “Investment Canada Act”) may require review and approval by the Minister of Industry (Canada) or the Minister of Canadian Heritage of certain acquisitions of “control” of our company by a “non-Canadian.”

Investment Canada Act

Under the Investment Canada Act (the “ICA”), foreign investors proposing to acquire “control” of a “Canadian business” must file an Application for Review (“Application”) with the Director of Investments at Industry Canada if the proposed transaction exceeds the following financial thresholds:

•
For non-WTO investors, assets in Canada with a book value exceeding C$5 million for direct acquisitions and C$50 million for indirect acquisitions (e.g., an acquisition of a US corporation with a Canadian subsidiary);

•
For WTO investors, C$312 million for 2009 for direct acquisitions (the threshold is expected to be increased to an enterprise value of C$600 million in the fall of 2009).  Indirect acquisitions by WTO Investors are only subject to notification; or

•
For both WTO and non-WTO investors, if the acquisition involves a cultural business, C$5 million for direct acquisitions and C$50 million for indirect acquisitions.  Acquisitions involving a cultural business must also be notified the Department of Canadian Heritage.

If an Application is required, the Investment Review Division (the “IRD”) of Industry Canada must review the proposed transaction and the Minister of Industry (the “Minister”) must be satisfied that the transaction is likely to be of “net benefit to Canada.”  The Minister is required to consider six economic factors specified in the ICA, as well as any written undertakings that may have been given by the investor.  The ICA contemplates an initial review period of up to 45 days after a complete Application is filed; however, the Minister may unilaterally extend the review period by up to 30 days (or a longer period with the investor’s consent) to permit completion of the review.

A transaction that requires an Application to be filed often cannot be implemented prior to the investor receiving regulatory clearance.  Non-compliance may lead to court-ordered divestiture of control and a fine of up to C$10,000 for each day that the statute is contravened.

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the foreign investor must still file a notification (which essentially constitutes notice of the investment) with the Director of Investments within 30 days of the transaction’s closing.  Investments in certain businesses relating to Canada’s national heritage or culture may be reviewable following notification if the Director of the IRD notifies the party making the investment within 21 days of a complete notification.

The ICA also authorizes the Minister to review investments that impair or threaten to impair national security and, if necessary, take appropriate action.  The duration of a national security review can vary depending on whether the transaction is notifiable or reviewable, the seriousness of the potential security threat, the imminence of such security threat and the complexity of the review.  Under draft regulations under the ICA, where the Minister gives notice of a possible review, the Cabinet of the Government has 25 days to determine whether to order a review of the transaction.  The Minister has 45 days from the date on which Cabinet ordered the review of the investment to recommend to Cabinet what, if any, action should be taken to protect Canada’s national security.  If divestiture is recommended, the Cabinet has 15 further days to make such an order, and the Minister shall notify the investor forthwith.

Competition Act

The Competition Act (the “CA”) requires that a pre-merger notification filing be submitted by both parties to a transaction to the Commissioner of Competition (the “Commissioner”) in respect of proposed transactions that exceed certain financial and other thresholds. If a proposed transaction is subject to pre-merger notification, a pre-merger notification filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the transaction may be completed. The parties to a proposed transaction subject to pre-merger notification must submit a filing and respect a 30 day waiting period before closing the proposed transaction.  During this initial 30 day period, the Commissioner may make a request for further information and documents.  This request suspends the initial 30 day waiting period, with a second 30 day waiting period commencing on the day on which the parties comply with the Commissioner’s information request. .

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

If the Commissioner is unwilling to issue an ARC, she may nevertheless issue a “no action” letter confirming that she is of the view that grounds do not then exist to initiate proceedings before the Competition Tribunal under the merger provisions of the CA with respect to the proposed transaction, while preserving, during year following completion of the proposed transaction, her authority to challenge the transaction.  A “no action” letter does not by itself eliminate the need for notification.

Regardless of whether pre-merger notification is required, within one year after a merger has been substantially completed, the Commissioner may apply to the Competition Tribunal (a specialized administrative tribunal) for an order under the merger provisions of the CA. If the Competition Tribunal finds that the transaction prevents or lessens or is likely to prevent or lessen competition substantially, it may order that the parties not proceed with the transaction or part of it or, in the event that the transaction has already been completed, order its dissolution or the disposition of some of the assets or shares involved. In addition, the Competition Tribunal may, with the consent of the person against whom the order is directed and the Commissioner, order that person to take any other action as is deemed necessary to remedy any substantial lessening or prevention of competition that the Competition Tribunal determines would or would likely result from the transaction.

E	Taxation

Canadian Federal Income Taxation

In the opinion of Heenan Blaikie LLP, counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders of our Common Shares. This summary summarizes Canadian federal income tax considerations applicable to the holders of Common Shares who, for the purposes of the Tax Act are residents in Canada, who deal at arm’s length and are not affiliated with the Company and hold their Common Shares as capital property. No part of this summary is applicable to holders which are “financial institutions” for the purposes of the “mark to market” provisions of the Tax Act, to any “specified financial institution” as defined in the Tax Act to any person an investment in which would constitute a “tax shelter” for the purposes of the Tax Act, to Underwriters or agents acting on behalf of the Company nor to holders who report their income in a functional currency. The Common Shares will generally be “capital property” to a holder unless they are held in the course of carrying on a business of trading or dealing in securities or the holder is engaged in an adventure in the nature of trade with respect to such shares. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders of Common Shares contemplating making the election permitted by subsection 39(4) of the Tax Act should consult their own independent tax advisors as such an election would affect the income tax treatment of dispositions by the holder of other Canadian securities.

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

Minimum Tax on Individuals

The Tax Act provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. In calculating adjusted taxable income for the purpose of determining the minimum tax liability, eighty percent of taxable capital gains and the actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry-forward amount will only be creditable in a particular year to the extent that the individual’s tax payable for the year, calculated without reference to the minimum tax provisions, exceeds the tax payable under the minimum tax provisions for the year.

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

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of our common shares that is (a) an individual who is a citizen or resident of the US for US federal income tax purposes, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US, any state in the US, or the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

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

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

Distributions on Common Shares

Subject to the “passive foreign investment company” rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a US Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  (See “Disposition of our common shares” below). However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each US Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income.  Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

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

As discussed below, the Company believes that it constituted a “PFIC” for one or more prior taxable years, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the current taxable year. (See “Passive Foreign Investment Company Rules” below).  Accordingly, the Company does not expect to be a QFC for the current taxable year.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a US Holder, including a US Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the dividend rules.

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

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

The Company generally will be a PFIC under Section 1297(a) of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Gross income” means, generally, sales revenues less the cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

The Company believes that it constituted a PFIC for one or more prior taxable years, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the current taxable year.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the current taxable year ending depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this annual report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

Not applicable.

C	Other Securities

Not applicable.

D	American Depository Shares

Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Item 14:	Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:	Controls and Procedures

(a)
Disclosure Controls and Procedures.  As of the end of our fiscal year ended June 30, 2009, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out under the supervision and with the participation of our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Our management team assessed ICFR as of June 30, 2009 using the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In management’s opinion our ICFR is effective, based on the assessment completed as at June 30, 2009.

KPMG LLP, an independent public accounting firm registered with the PCAOB, has issued a report on the effectiveness of our ICFR, which is included with our consolidated financial statements appearing beginning on page F-4 of this Annual Report on Form 20-F.

(c)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended June 30, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert

Our Board of Directors has determined that Tryon M. Williams, a member of the Company’s audit committee, qualifies as an “audit committee financial expert” because of his experience as Chairman, CEO and director of Bingo.com Ltd., Chairman and director of CellStop International Ltd. and as an Adjunct Professor, Sauder School of Business, The University of British Columbia..  Mr. Williams satisfies the specified criteria for being “independent” under the rules of NYSE Amex.

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

Item 16C:	Principal Accounting Fees and Services

During the years ended June 30, 2008 and 2009, the following are the fees from our external auditors:

	Fees Billed
Service	2008	2009
Audit Fees	$352,500	$250,000
Audit Related Fees	—	—
Tax Fees	$49,500	$53,000
All Other Fees	—	—
Total Fees Billed	$402,000	$303,000

Audit fees consist of fees for the audit of the registrant’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Tax fees consist of fees for tax advisory services, such as the preparation of income tax returns for the Corporation and its subsidiaries in Canada and the United States and for services in regard to tax planning, tax compliance, capital taxes and sales taxes.

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

Item 16D:	Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable.

PART III

Item 17:	Financial Statements

We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

Item 18:	Financial Statements

The financial statements appear on pages F-1 through F-35.

Item 19:	Exhibits

See the Exhibit Index to this annual report on Form 20-F appearing on page EX-1.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:           September 24, 2009

YM BIOSCIENCES INC.

By:	/s/ David G. P. Allan
David G. P. Allan
Chairman and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Fax	(416) 228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of YM Biosciences Inc.

We have audited the accompanying consolidated balance sheets of YM Biosciences Inc. (the "Company") and subsidiaries as at June 30, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended June 30, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the years ended June 30, 2009 and 2008, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at June 30, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 16 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the fact that the Company has no net earnings, minimal revenue and negative operating cash flows raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

As discussed in note 2(p) to the consolidated financial statements, effective July 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants' Handbook Section 1400, General Standards on Financial Statement Presentation.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 23, 2009

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

June 30, 2009 and 2008

	2009	2008

Assets

Current assets:
Cash	$2,337,716	$3,119,189
Short-term deposits	39,713,042	54,981,737
Accounts receivable	564,584	403,371
Prepaid expenses	352,850	375,133
	42,968,192	58,879,430

Property and equipment (note 3)	96,876	128,400

Intangible assets (note 4)	3,004,868	4,065,409

	$46,069,936	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$431,028	$307,588
Accrued liabilities	486,723	1,715,024
Deferred revenue (note 10)	2,549,568	4,623,340
	3,467,319	6,645,952

Deferred revenue (note 10)	2,898,292	4,414,256

Shareholders' equity:
Share capital (note 6)	172,921,153	172,921,153
Share purchase warrants (note 7)	–	3,150,539
Contributed surplus (note 8)	13,035,123	9,123,824
Deficit	(146,251,951)	(133,182,485)
	39,704,325	52,013,031

Basis of presentation (note 1)
Commitments (note 12)

	$46,069,936	$63,073,239

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Tryon Williams	Director

/s/ David G. P. Allan	Director

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2009	2008	2007

Out-licensing revenue (note 10)	$4,543,280	$4,859,085	$4,407,890
Interest income	1,070,264	2,584,080	3,239,540
	5,613,544	7,443,165	7,647,430

Expenses:
Licensing and product development	14,172,845	15,631,550	28,758,469
General and administrative	4,839,870	6,831,955	6,978,336
Impairment of intangible assets (note 4)	–	–	1,829,538
	19,012,715	22,463,505	37,566,343

Loss before the undernoted	(13,399,171)	(15,020,340)	(29,918,913)
Gain (loss) on foreign exchange	67,075	32,463	(142,552)
Gain (loss) on short-term deposits	(40,200)	172,276	–
Loss on disposal of property and equipment	–	(70,143)	–
Other income	307,140	–	–

Loss before income taxes	(13,065,156)	(14,885,744)	(30,061,465)

Current income taxes (note 13)	4,310	–	1,668,775

Loss and comprehensive loss for the year	(13,069,466)	(14,885,744)	(31,730,240)

Deficit, beginning of year	(133,182,485)	(118,296,741)	(86,566,501)

Deficit, end of year	$(146,251,951)	$(133,182,485)	$(118,296,741)

Basic and diluted loss per common share	$(0.23)	$(0.27)	$(0.57)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,804,674

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 6)	2,380,953	2,380,953	2,380,953

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2009	2008	2007

Cash provided by (used in):

Operating activities:
Loss for the year	$(13,069,466)	$(14,885,744)	$(31,730,240)
Items not involving cash:
Amortization of property and equipment	91,896	125,271	107,107
Amortization of intangible assets	1,060,541	1,060,541	1,913,040
Impairment of intangible assets	–	–	1,829,538
Loss on disposal of property and equipment	–	70,143	–
Unrealized loss on short-term deposits	41,912	–	–
Stock-based compensation	760,760	2,063,973	1,716,913
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(138,930)	(61,483)	1,816,092
Accounts payable, accrued liabilities and deferred revenue	(4,694,597)	(5,844,790)	11,604,460
	(15,947,884)	(17,472,089)	(12,743,090)

Financing activities:
Issuance of common shares on exercise of options	–	–	11,232
Issuance of common shares on exercise of warrants	–	–	89,375
	–	–	100,607

Investing activities:
Short-term deposits, net	15,226,783	14,742,701	15,881,679
Additions to property and equipment	(60,372)	(37,770)	(127,162)
Proceeds from sale of property and equipment	–	38,996	–
	15,166,411	14,743,927	15,754,517

Increase (decrease) in cash and cash equivalents	(781,473)	(2,728,162)	3,112,034

Cash and cash equivalents, beginning of year	3,119,189	5,847,351	2,735,317

Cash and cash equivalents, end of year	$2,337,716	$3,119,189	$5,847,351

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001.   In prior years, the Company was considered a development stage company.  It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes.  The acquisitions of licenses provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.  The Company is developing certain therapeutic products for patients with cancer and an inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

1.	Basis of presentation:

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and product development.  It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash and short-term deposits, management has determined that the Company has sufficient cash resources to fund its operations beyond the next 12 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, except as described in note 16, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Significant accounting policies are summarized below:

(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all wholly-owned subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.

The Company consolidates all VIEs of which it is the primary beneficiary in accordance with Canadian GAAP.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.   The Company's only VIE is CIMYM BioSciences Inc., an 80% owned joint venture incorporated in Canada.

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

(b)	Foreign currency translation:

Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and consolidated statement of operations and comprehensive loss and deficit items are translated at actual rates prevailing during the year.  Exchange gains and losses are included in income.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(c)	Revenue recognition:

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

(d)	Cash and cash equivalents:

Cash and cash equivalents are recorded at fair value.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.  Cash is on deposit with Canadian Schedule A banks.

(e)	Short-term deposits:

Short-term deposits are recorded at fair value and consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule A banks, held to maturity with terms extending beyond 90 days from the date of acquisition and are held to maturity.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(f)	Property and equipment:

Property and equipment are stated at cost less accumulated amortization.  Amortization is provided to amortize the cost of property and equipment over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(g)	Intangible assets:

Intangible assets consist of acquired technologies and are amortized on a straight-line basis over the estimated time to market of seven years.

(h)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and property and equipment for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  Such impairment loss would be calculated as the excess of carrying value over fair value of the long-lived asset.

(i)	Development costs:

To date, all development costs incurred have been expensed.  Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities.  Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized.  To date, none of the development costs have met such criteria.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(j)	Government assistance:

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(k)	Income taxes:

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

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(l)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers.  All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant.  The Company uses the fair value-based method for all options granted to service providers and for employee stock options granted on or after July 1, 2002.  Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model.  Forfeitures are accounted for on an estimated basis based on historical trends.  Compensation cost is expensed over the vesting period of the awards.  The settlement method was used to account for employee stock options granted before July 1, 2002.  Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period.  Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(m)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  These common equivalent shares were not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share as the effect would have been anti-dilutive.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years.  Significant items subject to such estimates include, but are not limited to, the carrying amount of property, plant and equipment, determination of fair value of intangible assets, stock-based compensation expense, amortization periods and the valuation of long-lived assets and future income taxes.  Actual results could differ from those estimates.

(o)	Financial instruments:

Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.  Cash and cash equivalents and short-term deposits are classified as held-for-trading assets and are accounted at fair value.  All changes in fair value are included in loss for the year in which they arise.  Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

(p)	New accounting pronouncements:

General standards on financial statement presentation:

On July 1, 2008, the Company adopted amendments of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1400, General Standards of Financial Statement Presentation, which includes requirements to assess and disclose an entity's ability to continue as a going concern, as disclosed in note 1.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(q)	Recent accounting pronouncements issued and not yet effective are as follows:

(i)	Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex Therapeutics Inc. ("Delex").

(ii)	Financial instruments:

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009.  The Company is currently assessing the impact of this section on its consolidated financial statements.

(iii)	International financial reporting standards:

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. The Company is in the process of assessing the effects of the standards on its consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(iv)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements ("Section 1601"), and Section 1602, Non-controlling Interests ("Section 1602"), which together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standard 27 (Revised), Consolidated and Separate Financial Statements.  The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new sections on its consolidated financial statements.

3.	Property and equipment:

	2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computer equipment	$419,259	$359,857	$59,402	$378,289	$278,449	$99,840
Furniture and equipment	99,574	80,316	19,258	80,172	76,765	3,407
Leasehold improvements	52,539	34,323	18,216	52,539	27,386	25,153

	$571,372	$474,496	$96,876	$511,000	$382,600	$128,400

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

4.	Intangible assets:

	2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$7,348,185	$4,343,317	$3,004,868	$7,348,185	$3,282,776	$4,065,409

Delex:

In 2005, on acquisition of Delex, the Company recorded $7,348,185 of acquired technologies which includes the intellectual property and in-process research and development of the Company's inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

Eximias:

The Company identified the workforce as an intangible asset as part of the acquisition of assets from Eximias in 2006 because of the expected future benefits that could be derived with respect to their involvement with the Company's lead product, tesmilifene.

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

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

5.	Consolidation of variable interest entity:

The consolidated financial statements include the revenue and expenses of an incorporated joint venture as follows:

	Years ended June 30,
	2009	2008	2007

Out-licensing revenue	$4,474,671	$4,802,291	$4,236,398

Expenses:
General and administrative	4,312,867	5,677,860	2,458,547
Licensing and product development	9,886,659	8,277,154	8,913,425
	14,199,526	13,955,014	11,371,972

Loss before income taxes	(9,724,855)	(9,152,723)	(7,135,574)

Current income taxes	–	–	1,622,695

Loss for the year	$(9,724,855)	$(9,152,723)	$(8,758,269)

6.	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

Issued:

	Number of
	shares	Amount

Common shares:
Balance, June 30, 2007, 2008 and 2009	55,835,356	$172,921,153

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

6.	Share capital (continued):

At June 30, 2009, 2,380,953 (2008 - 2,380,953) common shares were held in escrow for contingent payments related to the Delex acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

7.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes option pricing model.  The following table contains information regarding the outstanding warrants to acquire common shares for the years ended June 30, 2009, 2008 and 2007.

		Weighted
		average
	Number of	exercise
	warrants	price	Amount

Outstanding, June 30, 2006	9,022,777	$2.88	$4,597,988
Exercised	(50,500)	1.77	(44,680)

Outstanding, June 30, 2007	8,972,277	2.89	4,553,308
Expired	(3,262,512)	3.69	(1,402,769)

Outstanding, June 30, 2008	5,709,765	2.43	3,150,539
Expired	(5,709,765)	2.43	(3,150,539)

Outstanding, June 30, 2009	–	–	$–

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

8.	Contributed surplus:

Balance, June 30, 2006	$3,944,492
Stock-based compensation	1,716,913
Exercise of options	(4,323)

Balance, June 30, 2007	5,657,082
Stock-based compensation	2,063,973
Expiry of warrants	1,402,769

Balance, June 30, 2008	9,123,824
Stock-based compensation	760,760
Expiry of warrants	3,150,539

Balance, June 30, 2009	$13,035,123

9.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.

Compensation cost recognized as an expense for the year ended June 30, 2009 for stock-based employee compensation awards was $760,760 (2008 - $2,063,973; 2007 - $1,716,913).

As at June 30, 2009, total compensation cost related to non-vested awards not yet recognized was $353,458 and the weighted average period over which it is expected to be recognized was 0.6 years.  The Company has 2,168,831 stock options that have been authorized but not granted.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Issue date	2009	2008	2007

Number of options issued	2,114,250	2,110,290	165,000
Risk-free interest rate	1.9% - 3.3%	3.2% - 4.4%	3.9% - 4.1%
Volatility factor	68% - 87%	72% - 74%	51% - 73%
Dividend rate	0%	0%	0%
Contractual life of options	3 - 10 years	10 years	10 years
Vesting period (months)	0 to 24	0 to 24	0 to 24
Weighted average fair value of options granted	$0.31	$1.13	$1.41
Fair value of options granted	$660,001	$2,374,465	$232,931

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

9.	Stock-based compensation (continued):

The following tables reflect the activity under the stock option plan for the years ended June 30, 2009, 2008 and 2007 and the share options outstanding at the end of the year:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	5,633,102	$2.80	4,196,205	$3.63	4,779,789	$3.78
Granted	2,114,250	0.55	2,110,290	1.51	165,000	3.49
Cancelled/forfeited	(1,183,737)	2.78	(673,393)	3.96	(745,251)	4.53
Exercised	–	–	–	–	(3,333)	3.37

Outstanding, end of year	6,563,615	2.08	5,633,102	2.80	4,196,205	3.63

Exercisable, end of year	4,664,072	$2.60	4,342,733	$3.17	3,587,176	$3.55

As at June 30, 2009:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	outstanding	life (years)	price	exercisable	life (years)	price

$0.50 - $1.00	1,961,250	9.0	$0.50	676,393	8.9	$0.50
$1.01 - $2.00	2,385,505	6.7	1.57	1,770,819	6.5	1.61
$2.01 - $3.00	63,750	3.9	2.52	63,750	3.9	2.52
$3.01 - $4.00	853,610	5.4	3.42	853,610	5.4	3.42
$4.01 - $5.74	1,299,500	4.8	4.50	1,299,500	4.8	4.50

$0.50 - $5.74	6,563,615	6.8	2.08	4,664,072	6.1	2.60

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

10.	Out-licensing agreements:

			Deferred revenue		Revenue recognized
		Initial	as at June 30,		for years ended June 30,
Date of agreement	Product	license fee	2009	2008	2009	2008	2007

November 3, 2006	Tesmilifene	$230,400	$120,400	$154,000	$33,600	$26,800	$49,600
July 25, 2006	Nimotuzumab	16,226,950	5,179,975	8,451,538	3,271,563	4,056,735	3,718,677
January 20, 2006	Nimotuzumab	1,152,788	–	192,131	192,131	384,262	384,263
August 30, 2005	Nimotuzumab	441,792	6,995	64,428	57,433	96,643	133,458
January 26, 2005	Tesmilifene	620,311	140,490	175,499	35,009	29,995	121,892
Royalty revenue	Nimotuzumab	–	–	–	953,544	264,650	–

		$18,672,241	$5,447,860	$9,037,596	$4,543,280	$4,859,085	$4,407,890

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration.

As a result of a revision to the estimated period of collaboration, the revenue recognition period for the July 25, 2006 agreement was extended by 12 months.  This change was made as at January 1, 2009.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

11.	Related party transactions:

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities.  The fees incurred during the fiscal year ended June 30, 2009 totalled $66,000 (2008 - $92,000; 2007 - nil).  The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

12.	Commitments:

In November 2007, the Company entered into a contract for services of a Clinical Research Organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.568 million (U.S. $1.348 million), of which approximately $1.005 million has been incurred as at June 30, 2009 and the remaining $563,000 has yet to be incurred.  The Company may cancel the contract with 30 days notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $240,000 has been incurred as at June 30, 2009 and the remaining $921,000 has yet to be incurred.  The second contract pertains to a randomized, phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1,500,000, of which approximately $508,000 has been incurred as at June 30, 2009 and the remaining $992,000 has yet to be incurred.  The Company may cancel either contract with 30 days notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to the above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1.0 million, totalling approximately $4.058 million, of which approximately $2.010 million has been incurred as at June 30, 2009 and the obligation to pay the remaining $2.048 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

12.	Commitments (continued):

As at June 30, 2009, the approximate future minimum rental payments relating to operating leases for premises are as follows:

2010	$328,966
2011	338,660
2012	246,295
2013	46,397

$960,318

13.	Income taxes:

(a)	Reconciliations of the income tax provisions with the amounts shown in the consolidated statements of operations and comprehensive loss are as follows:

	2009	2008	2007

Average Canadian income tax rate	33.25%	34.82%	36.12%

Loss before income taxes	$(13,065,156)	$(14,885,744)	$(30,061,465)

Income tax expense calculated at average Canadian income tax rates	$(4,344,164)	$(5,183,330)	$(10,858,201)
Change in income taxes resulting from:
Tax effect of changes in rates	(205,046)	8,185,555	–
Differences in rates applicable to subsidiary in foreign jurisdiction	449,471	186,000	(298,859)
Withholding taxes	–	–	1,668,775
Other non-deductible items	194,049	734,775	586,813
Change in valuation allowance	3,910,000	(3,923,000)	10,570,247

Income tax expense	$4,310	$–	$1,668,775

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(b)	The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2009	2008

Future tax assets:
Property and equipment	$4,848,000	$4,806,000
Financing costs	41,000	186,000
Deferred revenue	3,084,000	2,621,000
Capital loss carryforward	152,000	173,000
Eligible capital expenditures	41,000	41,000
Federal Ontario harmonization credit	1,090,000	–
Non-capital losses - United States	25,552,000	27,338,000
Non-capital losses - Canada	21,046,000	18,885,000
Research and development expenses	6,636,000	4,838,000
	62,490,000	58,888,000

Future tax liabilities:
Acquired technologies	(871,000)	(1,179,000)
	61,619,000	57,709,000

Less valuation allowance	61,619,000	57,709,000

Net future tax asset	$–	$–

2008 numbers have been re-stated to conform to 2009 presentation.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(c)	The Company has available Canadian and United States non-capital loss carryforwards that expire as follows:

	Canada	United States

2010	$2,250,000	$–
2014	7,158,000	–
2015	16,300,000	–
2019	–	1,000
2020	–	32,000
2021	–	96,000
2022	–	2,969,000
2023	–	5,256,000
2024	–	3,471,000
2025	–	3,589,000
2026	12,075,000	49,670,000
2027	10,235,000	5,694,000
2028	15,469,000	3,008,000
2029	9,084,000	1,366,000

	$72,571,000	$75,152,000

(d)	The Company has approximately $22,884,000 (2008 - $15,722,000) of unclaimed development costs that may be claimed against future taxable income.

(e)	The Company has accumulated net capital losses for tax purposes of approximately $1,049,000, which may be carried forward and used to reduce taxable capital gains in future years.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(f)
The Company performs certain activities that result in investment tax credits ("ITCs") that can be used to offset future Canadian and United States federal taxes payable, Ontario Research and Development tax credits ("ORDTCs") that can be used to offset future Ontario provincial taxes payable and Ontario innovation tax credits ("OITCs") that are payable in cash from the Province of Ontario.  The Company does not accrue the federal ITCs or the ORDTCs as they can only be used to offset future taxes payable and the Company has not recorded the benefit of any tax assets to date.  The ITCs and ORDTCs expire as follows:

	Ontario	Canada	United States
2019	$–	$–	$2,000
2020	–	25,000	10,000
2021	–	305,000	129,000
2022	–	430,000	87,000
2023	–	356,000	223,000
2024	–	302,000	202,000
2025	–	1,097,000	227,000
2026	–	703,000	408,000
2027	–	1,180,000	233,000
2028	–	1,151,000	106,000
2029	223,000	1,042,000	–

	$223,000	$6,591,000	$1,627,000

The Company accrues and records cash refundable OITCs amounts directly against development expenses where there is reasonable assurance that the assistance will be realized.  During the year, the Company received cash refundable OITCs claims related to prior years in the amount of $135,305.  At June 30, 2009, OITCs receivable amounted to $300,000 (2008 - $158,742; 2007 - $143,049).

	2009	2008	2007

Gross development expenses	$14,456,637	$15,613,224	$28,758,469
OITCs	(283,792)	18,326	–

Licensing and product development expenses	$14,172,845	$15,631,550	$28,758,469

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(g)
The province of Ontario harmonized its corporate taxation system with the Government of Canada effective at the commencement of the first taxation year that included January 1, 2009.  At that time, the Company's accumulated loss carryforwards, undepreciated capital costs, research and development expenditure pools and undeducted eligible capital expenditures for Ontario purposes were required to be adjusted to the federal values.  Since the Company's Ontario balances exceeded its federal balances, the reduction resulted in a harmonization credit of $1,090,000 which can be utilized to reduce Ontario taxes payable over the next five years.  A full valuation allowance has been provided against the future tax amount.

14.	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents, short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the 12 months ended June 30, 2009.

15.	Financial instruments:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

15.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Foreign exchange risk:

The Company operates in Canada and the United States and has relationships with entities in other countries.  Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates ("transaction exposures").

Balances in foreign currencies at June 30, 2009 were approximately:

	U.S. dollars	Euros

Cash and short-term deposits	$344,999	€23,502
Accounts receivable	29,917	–
Accounts payable and accrued liabilities	(103,337)	–

	$271,579	€23,502

Fluctuations in the U.S. dollar exchange rate may potentially have a significant impact on the Company's results of operations.

(ii)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets.  The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 18 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

15.	Financial instruments (continued):

There is a risk that future cash flows from invested cash, cash equivalents and short-term deposits will vary as the market interest rates fluctuate because these investments earn interest at market rates.  Based on the June 30, 2009 balance of approximately $42 million, a variation of 100 basis points in the market interest rate could affect the consolidated statement of operations and comprehensive loss and deficit by approximately $420,000.  For the year ended June 30, 2009, the Company recorded interest income of $1.070 million (2008 - $2.584 million; 2007 - $3.240 million) in relation to these assets.

(iii)	Credit risk:

Accounts receivable are subject to normal credit risk.  The maximum exposure to credit risk is equal to the carrying value of the accounts receivable.  The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts.  The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

(iv)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements.  The Company achieves this by maintaining sufficient cash and cash equivalents.

16.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

(a)	Consolidated statements of operations and comprehensive loss:

The following table reconciles loss for the year as reported in the consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2009	2008	2007

Loss for the year based on Canadian GAAP	$(13,069,466)	$(14,885,744)	$(31,730,240)
Amortization of acquired technologies (i)	1,060,541	1,060,541	1,059,255

Loss for the year and comprehensive loss based on United States GAAP	$(12,008,925)	$(13,825,203)	$(30,670,985)

	2009	2008	2007

Basic and diluted loss per share (ii)	$(0.22)	$(0.25)	$(0.55)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,804,674

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex (note 6)	2,380,953	2,380,953	2,380,953

(i)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

(ii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year.  The potential effect of share options is not dilutive to the loss per common share.

(b)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of operations is presented.  Shareholders' equity under United States GAAP was as follows:

				Additional
		Share		paid-in
	Warrants	capital	Deficit	capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2006	$4,597,988	$172,771,544	$(90,933,372)	$2,183,380	$88,619,540
Issued on exercise of options	–	15,554	–	(4,323)	11,231
Issued on exercise of warrants	(44,680)	134,055	–	–	89,375
Stock-based compensation	–	–	–	1,716,913	1,716,913
Loss for the year	–	–	(30,670,985)	–	(30,670,985)

Total shareholders' equity under U.S. GAAP, June 30, 2007	4,553,308	172,921,153	(121,604,357)	3,895,970	59,766,074
Expiry of warrants	(1,402,769)	–	–	1,402,769	–
Stock-based compensation	–	–	–	2,063,973	2,063,973
Loss for the year	–	–	(13,825,203)	–	(13,825,203)

Total shareholders' equity under U.S. GAAP, June 30, 2008	3,150,539	172,921,153	(135,429,560)	7,362,712	48,004,844
Expiry of warrants	(3,150,539)	–	–	3,150,539	–
Stock-based compensation	–	–	–	760,760	760,760
Loss for the year	–	–	(12,008,925)	–	(12,008,925)

Total shareholders' equity under U.S. GAAP, June 30, 2009	–	172,921,153	(147,438,485)	11,274,011	36,756,679
Stock-based compensation	–	–	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	–	–	7,348,185	–	7,348,185
Amortization of in-process
research and development acquired	–	–	(4,343,317)	–	(4,343,317)

Total shareholders' equity under Canadian GAAP, June 30, 2009	$–	$172,921,153	$(146,251,951)	$13,035,123	$39,704,325

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

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

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on the loss for the year as a result of this GAAP difference.  For the year ended June 30, 2009, the Company recognized $283,792 (2008 - nil; 2007 - nil) of investment tax credits.

(d)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates.  As a full valuation allowance was recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances calculated using United States GAAP were approximately $70,932,000, $65,212,000 and $68,741,000, respectively, for the years ended June 30, 2009, 2008 and 2007.

The Company fully recognizes its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

The parent company and its Canadian subsidiary each file a Canadian federal and Ontario income tax return.  Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends prior to June 30, 2004.  However, years from 2001 to 2009 remain open with respect to related party transactions.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

The Company's U.S. subsidiary files a U.S. federal income tax return and income tax returns in many U.S. state jurisdictions.  Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years prior to 2004.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the year ended June 30, 2009, there were no such interest or penalties.

(e)	New accounting pronouncements:

On July 1, 2008, the Company adopted FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under United States GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

On July 1, 2008, the Company adopted FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments as fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

(f)	Recently issued accounting pronouncements not yet adopted:

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

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements and is effective July 1, 2009 for the Company.  SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160.  The Company does not expect the adoption of SFAS 160 will have an impact on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  SFAS 161 is effective July 1, 2009 for the Company.  SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect the adoption of SFAS 161 will have an impact on its consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

In June 2009, the FASB issued Statement No. 168 ("SFAS 168"), The FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles to replace SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants.  On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company does not expect the adoption of SFAS 168 will have an impact on its consolidated financial statements other than changes to note disclosures.

Exhibit Index

Exhibit Description

1.1	Certificate of Continuance dated December 11, 2001 (incorporated by reference to Exhibit 1.1 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.2	Certificate of Registration dated December 11, 2001 (incorporated by reference to Exhibit 1.2 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.3	Memorandum of Association dated December 11, 2001(incorporated by reference to Exhibit 1.3 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.4	Articles of Association dated December 11, 2001(incorporated by reference to Exhibit 1.4 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.5
Directors resolution re creation and issuance of Class B Preferred Shares, Series 1 (incorporated by reference to Exhibit 1.5 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.1	Form of the Corporation’s Canadian common share purchase warrant (incorporated by reference to Exhibit 2.1 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.2	Form of the Corporation’s United States common share purchase warrant (incorporated by reference to Exhibit 2.2 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.3	Form of the Corporation’s Canadian placement agent warrant (incorporated by reference to Exhibit 2.3 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.4	Form of the Corporation’s United States placement agent warrant (incorporated by reference to Exhibit 2.4 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

2.5
Form of warrant certificate granted by the Corporation to Scott McLean dated February 7, 2006 (incorporated by reference to Exhibit 2.5 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.1	Licensing Bonus Pool Plan dated March 31, 2004(incorporated by reference to Exhibit 4.8 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.2	Amended and Restated Stock Option Plan dated November 28, 2007 (incorporated by reference to Exhibit 4.2 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.3	Shareholder Rights Plan Agreement dated as of October 22, 2007 (incorporated by reference to Exhibit 2.1 to the Form 8-A of YM BioSciences Inc., filed on December 11, 2007 (File No. 1-32186)).

4.4
License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000 (incorporated by reference to Exhibit 4.4 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.5	License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001(incorporated by reference to Exhibit 4.5 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.6
License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995(incorporated by reference to Exhibit 4.6 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.7
Joint Venture Shareholders’ Agreement between YM Biosciences Inc. (formerly known as York Medical Inc.), CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995 (incorporated by reference to Exhibit 4.10 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.8
Assignment and Assumption Agreement between YM Biosciences Inc. (formerly known as York Medical Inc.), and CIMYM Inc. dated November 22, 1995 (incorporated by reference to Exhibit 4.11 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.9
Letter from YM Biosciences Inc. (formerly known as York Medical Inc.) to CIMYM Inc. dated November 23, 1995 (incorporated by reference to Exhibit 4.12 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.10
Joint Venture Shareholders’ Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), CIMYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996 (incorporated by reference to Exhibit 4.14 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.11
Amended and Restated Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated August 15, 2007 (incorporated by reference to Exhibit 4.11 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.12
Lease Agreement between Chesterbrook Partners, L.P. and YM BioSciences USA, Inc. dated July 27, 2006 (incorporated by reference to Exhibit 4.12 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.13
Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated December 4, 2007 (incorporated by reference to Exhibit 4.13 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.14
Merger Agreement among YM BioSciences Inc., 2069044 Ontario Limited, DELEX Therapeutics Inc., Business Development Bank of Canada, New Generation Biotech (Equity) Fund Inc., and Eastern Technology Seed Investment Fund Limited Partnership dated April 12, 2005 (incorporated by reference to Exhibit 99.2 to the Form 6-K of YM BioSciences Inc., filed on May 3, 2005 (File No. 1-32186)).

4.15
Amalgamation Agreement among YM BioSciences Inc., 2069044 Ontario Limited and DELEX Therapeutics Inc. dated May 2, 2005 (incorporated by reference to Exhibit 99.3 to the Form 6-K of YM BioSciences Inc., filed on May 3, 2005 (File No. 1-32186)).

4.16
Escrow Agreement between YM BioSciences Inc. and Equity Transfer Services Inc. dated May 2, 2005 (incorporated by reference to Exhibit 99.4 to the Form 6-K of YM BioSciences Inc., filed on May 3, 2005 (File No. 1-32186)).

4.17
Placement Agent Agreement between YM BioSciences Inc., and SG Cowen & Co., LLC, Dundee Securities Corporation and Canaccord Capital Corporation as placement agents dated February 13, 2006 (incorporated by reference to Exhibit 99.1 to the Form 6-K of YM BioSciences Inc., filed on February 17, 2007 (File No. 1-32186)).

4.18
Agreement and Plan of Merger by and among YM BioSciences Inc., YM Biosciences USA Inc., YM Biosciences U.S. Operations Inc., Eximias Pharmaceutical Corporation, and Orbimed Advisors, LLC, as Stockholder Representative dated April 13, 2006 (incorporated by reference to Exhibit 4.18 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.19
Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International Ltd. dated as of February 22, 2005 (incorporated by reference to Exhibit 4.19 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.20
Clinical Research Services Agreement between YM BioSciences Inc. and All-Phase Clinical Research Inc. dated as of April 2, 2007 (incorporated by reference to Exhibit 4.20 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.21
Clinical Research Services Agreement between YM BioSciences Inc. and AAI Pharma Inc. dated as of November 9, 2007 (incorporated by reference to Exhibit 4.21 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

15.1	Consent of KPMG LLP.