Form 20-F/A
period 2009-06-30
YM BIOSCIENCES INC
filed 2010-03-04
CIK 1178347

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 55,835,356 Common Shares (excluding 2,380,953 that are held in escrow to be released contingent upon the completion of certain milestones), no par value, as of June 30, 2009.

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

Yes           ☐                      No           ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2009 that was initially filed on September 25, 2009 (the “Form 20-F”), is being filed to amend and restate a risk factor under “Item 3D: Key Information -Risk Factors”, to expand disclosure about certain of our agreements under “Item 4: Information of the Company”, to re-file certain agreements filed as Exhibits 4.4, 4.7, 4.11, 4.19, 4.20 and 4.21 to the Form 20-F, and to file additional material agreements as Exhibits 4.22, 4.23, 4.24, 4.25, 4.26, 4.27 and 4.28.  No other sections of the Form 20-F, as previously filed, have been amended, revised, or updated. In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (“SOX”), and the certifications pursuant to Section 906 of SOX, filed as exhibits to the Form 20-F, have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2. No other changes have been made to the Form 20-F. The filing of this Amendment No. 1 shall not be deemed an admission that the Form 20-F, when filed, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

This Amendment is incorporated by reference into the Company’s Registration Statement on Form  S-8 (File No. 333-134410 ) and (ii) as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-161786).

BASIS OF PRESENTATION

General

Except where the context otherwise requires, all references in this Amendment No. 1 to the Form 20-F to the “Company”, “YM”, “we”, “us”, “our” or similar words or phrases are to YM BioSciences Inc. and its subsidiaries, taken together.  In this Amendment No. 1, references to “US$” are to US dollars and references to “C$” or “$” are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Amendment No. 1 are presented as of June 30, 2009.

FORWARD-LOOKING STATEMENTS

The Form 20-F, as amended by this Amendment No. 1, contains “forward-looking statements” within the meaning of the United States federal securities laws.  The words “may,” “believe,” “will,” “anticipate,” “expect,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in the Form 20-F, as amended hereby, include, among others, statements with respect to:

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

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;

•	general economic, business and market conditions;

•	our ability to successfully and timely complete clinical studies;

•	product development delays and other uncertainties related to new product development;

•	our ability to attract and retain business partners and key personnel;

•	the risk of our inability to profitably commercialize our products;

•	the extent of any future losses;

•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

•	dependence on third parties for successful commercialization of our products;

•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;

•	the uncertainty of recovery of advances to subsidiaries;

•	the impact of competitive products and pricing;

•	future levels of government funding; and

•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in the Form 20-F, this Amendment No. 1 and in our other SEC filings.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports on Forms 20-F, 40-F or 6-K should be consulted.

PART I

Item 3: Key Information

D: Risk Factors

Item 3D of the Form 20-F is hereby amended and supplemented by replacing the risk factor entitled “We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.” with the following:

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

We are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB. In connection with a default judgment obtained from a U.S. federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US 5,891,996 and 6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment. If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement. However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

Item 4:  Information on the Company

Item 4 of the Form 20-F is hereby amended and supplemented by adding the following disclosure:

Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International Ltd. effective December 10, 2004

On December 10, 2004, we entered into a Clinical Research Services Agreement with Pharm-Olam International Ltd. Under the terms of the agreement, Pharm-Olam was engaged to assist us in planning, implementing, and managing a clinical trial on the drug, device or biologic described in a study entitled “A Pharmacokinetic Interaction and Safety and EfficacyPhase II, Open label Study Evaluating Docetaxel plus Tesmilifene (YMB1002) in Patients with Metastatic Breast Cancer Suitable for Treatment with Docetaxel”.

The clinical trial was conducted in Serbia at two sites on 33 patients at a final cost of US$448,378, which cost has all been paid.  This agreement was in effect until the services were completed in 2005.

Master Services Agreement between YM BioSciences USA Inc. and AAI Pharma Inc. effective August 24, 2007

On August 24, 2007, YM BioSciences USA Inc. and AAIPharma Inc. entered into a master services agreement setting forth the general terms, conditions and procedures applicable to the services to be provided by AAIPharma to YM USA relating to the implementation, management and monitoring of clinical trials for Nimotuzumab. The specific clinical trial services are to be set out in detailed work orders under the master services agreement. The work orders set out the scope of the services to be performed by AAIPharma and the payment terms for such services.

The master services agreement will remain in effect until such time as the services have been completed for each corresponding work order, or until it is otherwise terminated as follows: (1) by YM USA upon providing 30 days’ written notice to AAIPharma, (2) by mutual written agreement, or (3) by either party giving the other party 30 days’ written notice of termination for cause.

Clinical Research Services Agreement between YM BioSciences Inc. and AAI Pharma Inc. dated as of November 9, 2007

On November 9, 2007, YM USA and AAIPharma Inc. executed Work Order #1 under the terms and conditions of the master services agreement entered into by YM USA and AAIPharma on August 24, 2007 (described above). Pursuant to the work order, AAIPharma agreed to provide YM USA project management, clinical monitoring, medical monitoring, data management, biostatistics, pharmacovigilance, medical writing and clinical trial material distribution in relation to the study entitled “Phase II Study of Safety and Efficacy of Nimotuzumab (TheraCIM®) in Pediatric Patients with Recurrent Diffuse Intrinsic Pontine Glioma”. The study is being conducted in 13 investigative sites on 44 patients over a period of 29 months. The total contract amount of services, expenses and pass-through costs is US$1,347,907.01. To date US$1,270,346.70 has been paid. Termination is governed by the terms of the master services agreement described above.

Master Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. effective May 16, 2007

On May 16, 2007, YM and Allphase Clinical Research Services Inc. entered into a master services agreement setting forth the general terms, conditions and procedures applicable to the services to be provided by Allphase to YM relating to the implementation, management and monitoring of clinical trials for Nimotuzumab. The specific clinical trial services are to be set out in detailed work orders under the master services agreement. The work orders set out the scope of the services to be performed by Allphase and the payment terms for such services.

The master services agreement will remain in effect until such time as the services have been completed for each corresponding work order, or until it is otherwise terminated as follows: (1) by YM upon providing 30 days’ written notice to Allphase, (2) by mutual written agreement, or (3) by either party giving the other party 30 days’ written notice of termination for cause.

Clinical Research Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. dated as of May 16, 2007

On May 16, 2007, we engaged Allphase Clinical Research Inc. to conduct a clinical trial entitled “A Phase II Open-Label, 2-Cohort Study of Nimotuzumab 400 mg Weekly plus Irinotecan (Cohort 1) and Nimotuzumab 400 mg Every 2 Weeks plus Irinotecan (Cohort 2) in Patients with Irinotecan-Refractory Metastatic Colorectal Cancer”. The primary purpose of the trial was to assess the objective response rate resulting from treatment with the combination of Irinotecan and Nimotuzumab in patients with Irinotecan-refractory metastatic colorectal cancer.

The clinical trial was conducted in Canada on 61 subjects for a study period of 55 weeks, which included follow-up of up to 12 months as described in the protocol. The trial was substantially completed in the fourth quarter of fiscal 2009 (with insubstantial outstanding work remaining to be completed). The cost of the project was CDN$1,890,572.

Clinical Research Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. effective as of January 5, 2009 regarding non-small lung cancer study

Effective January 5, 2009, YM and Allphase Clinical Research Services Inc. executed a work order under the terms and conditions of the master services agreement entered into by YM and Allphase on May 17, 2007 (described above). Pursuant to the work order, Allphase agreed to provide YM project management, clinical monitoring, operational support, quality assurance, certain services of affiliates, and web portal document posting in relation to a Phase I-II clinical study of Nimotuzumab in combination with external radiotherapy in stage IIb, III, IV non-small cell lung cancer. The study has an estimated cost of US$1,962,332.25 plus estimated pass through costs of US$352,341 to be paid monthly. We paid a deposit of 15% (CDN$241,500) upon entering into the agreement.  Under the work order, we will own all documentation, records, raw data, samples and results generated by Allphase in the performance of each project under the agreement and all clinical trial and test materials. Termination is governed by the terms of the master services agreement described above.

Clinical Research Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. effective as of January 5, 2009 regarding Brain Mets

Effective January 5, 2009, YM and Allphase executed a work order under the terms and conditions of the master services agreement entered into by YM and Allphase on May 17, 2007 (described above). Pursuant to the work order, Allphase agreed to provide YM project management, clinical monitoring, operational support, quality assurance, certain services of affiliates, and web portal document posting in relation to a randomized Phase II double-blind clinical study of Nimotuzumab plus whole brain radiation therapy in patients with brain metastases. The study has an estimated cost of US$1,555,684 plus estimated pass through costs of US$286,914 to be paid monthly.  We paid a deposit of 15% (CDN$190,316) upon entering into the agreement.  Under the work order, we will own all documentation, records, raw data, samples and results generated by Allphase in the performance of each project under the agreement and all clinical trial and test materials. Termination is governed by the terms of the master services agreement described above.

Licensing Arrangements

Amended and Restated Development and License Agreement among CIMYM Inc., CIMAB SA and Oncoscience AG, dated August 15, 2007

On August 15, 2007, CIMYM, CIMAB and Oncoscience AG entered into an Amended and Restated Development and Licence Agreement Relating to TheraCIM h-R3.  Under this Oncoscience license agreement, CIMYM exclusively licensed to Oncoscience the patent rights and related know-how for Nimotuzumab for the treatment of cancer in humans, for development, use and sale in specified parts of Europe.  Patents and know-how arising during the term of the agreement are deemed to be jointly owned by CIM and Oncoscience with certain exceptions. For the term of the agreement, CIMAB has agreed to grant to Oncoscience, and Oncoscience has reciprocally agreed to grant to CIMAB, an exclusive, fully paid-up and royalty-free license to any arising intellectual property, in order to sub-license, research, develop, make, import, use, sell or otherwise deal in any products containing Nimotuzumab in specified parts of Europe.

The Oncoscience license agreement provides that Oncoscience is responsible for the development and commercialization of Nimotuzumab for the treatment of cancer in humans in its specified European territory, in accordance with a written research and development plan prepared by a joint development team, and for all costs in connection therewith.  The development and commercialization of Nimotuzumab is overseen by a joint development team made up of representatives of each of CIMYM and Oncoscience.

The Oncoscience license agreement requires Oncoscience to purchase 100% of its clinical development and commercial supplies of Nimotuzumab from (or through, in the case of commercial supplies) CIMAB, at specified supply prices depending on the particular use, and in the case of commercial supplies, at a specified supply price until the payment cap referred to below is reached, and at another supply price above that payment cap. In the event that CIMAB is unable to manufacture Nimotuzumab to the specifications required by relevant regulatory authorities, Oncoscience has the right to have Nimotuzumab manufactured by a third-party manufacturer for its clinical and commercial requirements. In the event that CIMAB is unwilling or unable to supply Oncoscience with its required quantity of Nimotuzumab for one or more calendar quarters in any two-year period, Oncoscience has the right to have Nimotuzumab manufactured by a third-party manufacturer for its clinical and commercial requirements, but must purchase at least 50% of its required quantity from CIMAB for as long as it is willing and able to do so.

In consideration for the license, Oncoscience is required to pay to CIMYM a certain percentage of specified milestone receipts and specified royalties depending on whether the sales are made to third parties (which royalty is a specified percentage of net sales and an amount per gram of product sold) or sub-licensees (which royalty is a specified percentage of net sales) until a payment cap is reached. After the payment cap is reached, Oncoscience is required to pay to CIMYM a certain percentage of specified milestone receipts and specified royalties depending on whether the sales are made to third parties (which royalty rates are graduated in accordance with gross sales amounts) or sub-licensees (which royalty is a specified percentage of net sales).

The term of the Oncoscience licence commenced on September 14, 2007 and will continue until the later of expiry or revocation of the relevant patents in a particular European country, expiry of orphan drug status for Nimotuzumab in a particular European country, and the tenth anniversary of the date of first commercial sale of Nimotuzumab in each country (or the European Union, if a particular country is part of the European Union). Oncoscience may terminate the agreement at any time on 90 days’ written notice to CIMYM. Either CIMYM or Oncoscience may terminate the agreement upon written notice after a material breach by the other party that is not remedied after 90 days, upon the insolvency, bankruptcy or winding up of the other party, or if the first specified regulatory approvals for marketing Nimotuzumab for the treatment of cancer in humans in the specified regions of Europe have not been obtained within five years from the commencement of the license. CIMYM may terminate the agreement at any time if Oncoscience challenges the applicable patents.

Shareholders’ Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), CIMYM Inc. and CIMAB S.A , dated November 14, 1995

On November 14, 1995, we entered into a shareholders’ agreement with CIMYM Inc., which is 80% owned by our company and 20% owned by CIMAB S.A.  The agreement provides that there will be five directors of CIMYM, three of whom shall be nominated by us and two of whom shall be nominated by CIMAB. The agreement also provides that a quorum is one director nominated by each of CIMAB and YM, and that no shares of CIMYM may be sold or transferred by either party to a third party without the written consent of the other party.  Each of our company and CIMAB have pre-emptive rights, so no shares may be issued without first offering our company and CIMAB the opportunity to purchase shares in proportion to our respective ownership in CIMYM, and no shares may be issued to third parties without the consent of each of our company and CIMAB.  Under the agreement, CIMYM must operate solely through our company for the commercialization of its products.  CIMYM may not enter into certain types of material contracts without the approval of 80% of its directors.

Amended and Restated Development and License Agreement between CIMYM, Inc., CIMAB S.A. and Kuhnil Pharmaceuticals Co., Ltd. dated as of August 30, 2005

On August 30, 2005 CIMYM, CIMAB and Kuhnil Pharmaceuticals Co., Ltd. entered into an Amended and Restated Development and License Agreement relating to TheraCIM h-R3 (Nimotuzumab).  Under the Kuhnil license agreement, CIMYM exclusively sub-licensed to Kuhnil the patent rights and related know-how for Nimotuzumab for the treatment of cancer in humans, for development, use and sale in South Korea.  Patents and know-how arising during the term of the agreement are owned by the generating party. For the term of the agreement, CIMAB has agreed to grant to Kuhnil, and Kuhnil has reciprocally agreed to grant to CIMYM and CIMAB, an exclusive, fully-paid and royalty-free license to any arising intellectual property, in order to research, develop, make, have made, import, use, sell or otherwise deal in any products containing Nimotuzumab in South Korea.

The Kuhnil license agreement provides that Kuhnil is responsible for the development and commercialization of Nimotuzumab in South Korea, in accordance with a written research and development plan prepared by Kuhnil, and for all costs in connection therewith.  The development and commercialization of Nimotuzumab is overseen by a joint development team made up of representatives of each of CIMYM and Kuhnil.

The Kuhnil license agreement requires Kuhnil to purchase 100% of its supplies of Nimotuzumab for non-clinical and clinical studies and trials and 100% of its commercial supplies of Nimotuzumab from CIMAB, at specified supply prices depending on the particular use.  Nimotuzumab supplied to Kuhnil by CIMAB will be subject to a supply agreement between the parties which will contain forecast procedures, permitted variances from forecasted amounts, order and delivery times, quality control  and quality assurance procedures, audits, yield ratios, maintenance of inventory, procedures and remedies for rejection of non-conforming product, record retention, compliance with laws, and other customary provisions.

In consideration for the exclusive license granted by CIMYM, Kuhnil paid an initial payment of US$400,000. In addition, Kuhnil is required to make a series of milestone payments upon the occurrence of certain events relating to the initiation, filing and approval in South Korea of specified new drug applications.  Kuhnil shall also pay a royalty of 40% of the gross sales of Nimotuzumab.

Under the Kuhnil license agreement, CIMYM is responsible, at their cost and expense, for seeking to obtain valid patents pursuant to each of the licensed patent rights in South Korea, and must pay all prosecution, maintenance, and renewal fees in respect of the licensed patent rights as and when due.  If CIMYM abandons any licensed patent rights for the treatment of cancer in humans in South Korea, it shall give three months written notice to Kuhnil.

The term of the Kuhnil license agreement will continue until the fifteenth anniversary of the date of first commercial sale of Nimotuzumab in South Korea, or the date when all of the licensed patent rights have expired in accordance with the license agreement, whichever is later. Either of CIMYM or Kuhnil may terminate the agreement upon written notice after a material breach by the other party that is not remedied in 30 days, or upon the insolvency, bankruptcy or winding up of the other party. CIMYM or Kuhnil could terminate the agreement upon written notice if regulatory approval for marketing Nimotuzumab is not obtained within three years of the date of the license agreement. Kuhnil may terminate the agreement on 180 days’ prior written notice at any time. CIMYM may terminate the agreement by written notice if Kuhnil commences legal proceedings  that challenge the validity of the patents.

Development and License Agreement Relating to Nimotuzumab between CIMYM, Inc., CIMAB S.A., Innogene Kalbiotech Private Limited and P.T. Kalbe Farma Tbk dated as of October 31, 2005

On October 31, 2005, CIMYM, CIMAB, Innogene Kalbiotech Private Limited and P.T. Kalbe Farma Tbk entered into a License Agreement relating to Nimotuzumab.  Under the Innogene license agreement, CIMYM exclusively sub-licensed to Innogene the patent rights and related know-how for Nimotuzumab for the treatment of cancer in humans, for development, use and sale in Thailand, Singapore, Indonesia, Taiwan, Myanmar, Cambodia, Laos, Brunei, Philippines, Malaysia, African Republic of the Congo, Nigeria and South Africa.  Patents and know-how arising during the term of the agreement are owned by the generating party. For the term of the agreement, CIMYM and CIMAB have agreed to grant to Innogene, and Innogene has reciprocally agreed to grant to CIMYM and CIMAB, an exclusive, fully-paid and royalty-free license to any arising intellectual property, in order to research, develop, make, have made, import, use, sell or otherwise deal in any products containing Nimotuzumab.  The Innogene license agreement provides that Innogene is responsible for the development and commercialization of Nimotuzumab in the agreed upon countries, in accordance with a written research and development plan prepared by Innogene, and for all costs in connection therewith.  The development and commercialization of Nimotuzumab is overseen by a joint development team made up of representatives of each of CIMYM and Innogene.

The Innogene license agreement requires Innogene to purchase 100% of its supplies of Nimotuzumab for non-clinical and clinical studies and trials and 100% of its commercial supplies of Nimotuzumab from CIMYM, at specified supply prices depending on the particular use.  In the event that CIMAB is unable to manufacture Nimotuzumab to the specifications required by relevant regulatory authorities, Innogene has the right to have Nimotuzumab manufactured by a third-party manufacturer for its clinical and commercial requirements. CIMAB is obligated to prepare a back-up third-party manufacturing source for Innogene’s required quantities of Nimotuzumab, in the event of a supply shortage by CIMAB, at CIMAB’s cost.

In consideration for the exclusive license granted by CIMYM, Inogene paid an initial payment of US$1,000,000. In addition, Innogene is required to make a series of milestone payments upon the occurrence of certain events relating to the initiation, filing and approval in any of Indonesia, Taiwan, Malaysia, Philippines, South Africa or Thailand of specified new drug applications.  Innogene shall also pay a royalty of 15% of net sales of Nimotuzumab.

Under the Innogene license agreement, CIMYM is responsible, at their cost and expense, for seeking to obtain valid patents pursuant to each of the licensed patent rights in the countries where CIMYM has granted Innogene a sub-license, and must pay all prosecution, maintenance, and renewal fees in respect of the licensed patent rights as and when due.  CIMYM must give three months notice to Innogene if it wishes to abandon any licensed patent rights for the treatment of cancer in humans in any of the countries where CIMYM has sub-licensed patent rights to Innogene.

The term of the Innogene license agreement will continue until the fifteenth anniversary of the date of first commercial sale of Nimotuzumab in each country where a sub-license has been granted, or the date when all of the licensed patent rights have expired or been abandoned in accordance with the license agreement, whichever is later. Either of CIMYM or Innogene may terminate the agreement upon written notice after a material breach by the other party that is not remedied in 60 days, or upon the insolvency, bankruptcy or winding up of the other party.  CIMYM or Innogene could terminate the agreement upon written notice if regulatory approval for marketing Nimotuzumab is not obtained within four years of the date of the license agreement.  Innogene may terminate the agreement on 120 days’ prior written notice at any time. CIMYM may terminate the agreement by written notice if Innogene commences legal proceedings  that challenge the validity of the patents.

License Agreement relating to Nimotuzumab (TheraCIM h-R3) among CIMYM BioSciences Inc., CIMAB  S.A. and Daiichi Pharmaceutical Co. Ltd., dated July 25, 2006

On July 25, 2006, CIMYM, CIMAB and Daiichi Pharmaceutical Co. entered into a License Agreement relating to Nimotuzumab (TheraCIM h-R3). Under the Daiichi license agreement, CIMYM exclusively sub-licensed to Daiichi the patent rights and related know-how for Nimotuzumab for the treatment of cancer in humans, for development, use and sale in Japan.  Patents and know-how arising during the term of the agreement are owned by the generating party, as determined by Japanese patent law (if permitted). For the term of the agreement, CIMYM and CIMAB have agreed to grant to Daiichi, and Daiichi has reciprocally agreed to grant to CIMYM and CIMAB, a non-exclusive, fully-paid and royalty-free license to any arising intellectual property, in order to research, develop, make, import, use, sell or otherwise deal in any products containing Nimotuzumab.

The Daiichi license agreement provides that Daiichi is responsible for the development and commercialization of Nimotuzumab in Japan, in accordance with a written research and development plan prepared by Daiichi, and for all costs in connection therewith.  The development and commercialization of Nimotuzumab is overseen by a joint development team made up of representatives of each of CIMYM, CIMAB and Daiichi.

The Daiichi license agreement requires Daiichi to purchase 100% of its supplies of Nimotuzumab for non-clinical and clinical studies and trials and 100% of its commercial supplies of Nimotuzumab from CIMAB, at specified supply prices depending on the particular use, and in the case of commercial supplies, at graduated supply prices depending on the Japanese National Health Insurance price for the developed product at the time of first commercial sale.  In the event that CIMAB is unable to manufacture Nimotuzumab to the specifications required by relevant regulatory authorities, Daiichi has the right to have Nimotuzumab manufactured by a third-party manufacturer for its clinical and commercial requirements. CIMAB is obligated to prepare a back-up third-party manufacturing source for Daiichi’s required quantities of Nimotuzumab, in the event of a supply shortage by CIMAB, at CIMAB’s cost.

In consideration for the exclusive license granted by CIMYM, Daiichi paid an initial payment of US$14,500,000. In addition, Daiichi is required to make a series of milestone payments upon the occurrence of certain events relating to the initiation, filing and approval in Japan of specified new drug applications, as well as upon reaching JPY 10 billion of net sales in a calendar year.

Under the Daiichi license agreement, CIMYM/CIMAB is responsible, at their cost and expense, for seeking to obtain valid patents pursuant to each of the licensed patent rights in Japan, and must pay all prosecution, maintenance, and renewal fees in respect of the licensed patent rights as and when due.  CIMYM/CIMAB may not abandon any licensed patent rights for the treatment of cancer in humans in Japan.

The term of the Daiichi license agreement will continue until the tenth anniversary of the date of first commercial sale of Nimotuzumab, with automatic one-year renewals thereafter, unless terminated by either CIMYM or Daiichi on 120 days’ prior written notice. Either of CIMYM or Daiichi may terminate the agreement upon written notice after a material breach by the other party that is not remedied in 60 days, or upon the insolvency, bankruptcy or winding up of the other party. CIMYM or CIMAB could terminate the agreement upon written notice if Daiichi determines not to start pivotal study within six months of completion of Phase II clinical trial, if a change of control of Daiichi takes place, or if Daiichi challenges the applicable patents. Daiichi may terminate the agreement on 60 days’ prior written notice, if Daiichi determines that it is seriously difficult to continue clinical studies due to lack of medical efficacy or safety and if the parties are unable to come to an agreement regarding the continuation or cessation of clinical studies within 90 days. Daiichi may terminate the agreement on written notice to CIMYM if the relevant Japanese regulatory authorities refuse regulatory approval for a Nimotuzumab product or provide notice that a Nimotuzumab product must be withdrawn from the market and Daiichi determines there is no possibility for appeal.

PART III

Item 19:       Exhibits

See the Exhibit Index hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 3, 2010

YM BIOSCIENCES INC.

By:	/s/ David G.P. Allan
David G. P. Allan
Chairman and Chief Executive Officer

Exhibit Index

Exhibit	Description

1.1	Certificate of Continuance dated December 11, 2001 (incorporated by reference to Exhibit 1.1 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.2	Certificate of Registration dated December 11, 2001 (incorporated by reference to Exhibit 1.2 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.3	Memorandum of Association dated December 11, 2001(incorporated by reference to Exhibit 1.3 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

1.4	Articles of Association dated December 11, 2001(incorporated by reference to Exhibit 1.4 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

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

4.4
License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000.

4.5	License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001 (incorporated by reference to Exhibit 4.5 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.6
License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995 (incorporated by reference to Exhibit 4.6 to the Form 20-F of YM BioSciences Inc., filed on May 18, 2004 (File No. 1-32186)).

4.7	Joint Venture Shareholders’ Agreement between YM Biosciences Inc. (formerly known as York Medical Inc.), CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995.

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

4.11*	Amended and Restated Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated August 15, 2007.

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

4.17
Placement Agent Agreement between YM BioSciences Inc., and SG Cowen & Co., LLC, Dundee Securities Corporation and Canaccord Capital Corporation as placement agents dated February 13, 2006 (incorporated by reference to Exhibit 99.1 to the Form 6-K of YM BioSciences Inc., filed on February 17, (File No. 1-32186)).

4.18
Agreement and Plan of Merger by and among YM BioSciences Inc., YM BioSciences USA Inc., YM BioSciences U.S. Operations Inc., Eximias Pharmaceutical Corporation, and Orbimed Advisors, LLC, as Stockholder Representative dated April 13, 2006 (incorporated by reference to Exhibit 4.18 to the Form 20-F of YM BioSciences Inc., filed on September 22, 2008 (File No. 1-32186)).

4.19	Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International Ltd. dated as of February 22, 2005.

4.20	Clinical Research Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. dated as of May 16, 2007.

4.21	Clinical Research Services Agreement between YM BioSciences Inc. and AAI Pharma Inc. dated as of November 9, 2007.

4.22	Clinical Research Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. dated as of January 5, 2009 regarding non small lung cancer study.

4.23	Clinical Research Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. dated as of January 5, 2009 regarding Brain Mets.

4.24	Master Services Agreement between YM BioSciences USA Inc. and AAI Pharma Inc. effective August 24, 2007.

4.25	Master Services Agreement between YM BioSciences Inc. and Allphase Clinical Research Services Inc. effective May 16, 2007.

4.26	Amended and Restated Development and License Agreement between CIMYM, Inc., CIMAB S.A. and Kuhnil Pharmaceuticals Co., Ltd. dated as of August 30, 2005.

4.27	Development and License Agreement Relating to Nimotuzumab between CIMYM, Inc., CIMAB S.A., Innogene Kalbiotech Private Limited and P.T. Kalbe Farma Tbk dated as of October 31, 2005.

4.28*	License Agreement relating to Nimotuzumab (TheraCIM h-R3) between CIMYM BioSciences Inc., CIMAB S.A. and Daaichi Pharmaceutical Co. Ltd. dated as of July 25, 2006.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

15.1**	Consent of KPMG LLP.

* portions of the indicated agreements have been redacted pursuant to a confidential treatment request

** previously filed