Form 40-F
period 2010-06-30
YM BIOSCIENCES INC
filed 2010-09-24
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2010

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

DL Services Inc., 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  80,359,623.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐                                 No  ☐

.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of YM BioSciences Inc. (the “Company”):

(a)	Annual Information Form for the fiscal year ended June 30, 2010;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2010; and

(c)
Consolidated Financial Statements for the fiscal year ended June 30, 2010 (Note 18  to the Consolidated Financial Statements contains a reconciliation to United States generally accepted accounting principles (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Company’s fiscal year ended June 30, 2010, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

The management of YM is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  ICFR includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with the authorizations of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.  Because of its inherent limitations, ICFR may not prevent or detect misstatements.

The Company’s management has assessed the effectiveness of  the Company’s ICFR as of June 30, 2010.  In making its assessment, management used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this assessment, management has concluded that the Company’s  ICFR was effective as of June 30, 2010.

This Annual Report on Form 40-F does not include an attestation report of the Company’s external auditors, KPMG LLP, regarding the Company’s ICFR.  Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report on Form 40-F.

(d)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended June 30, 2010, there were no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The required disclosure is included under the heading “Directors and Senior Management–Board of Directors Practices—Audit Committee” in the Company’s Annual Information Form for the fiscal year ended June 30, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics.

On October 19, 2004, the Company adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (the “Code of Ethics”).  The Code of Ethics was filed as Exhibit 99.9 to the Company’s Annual Report on Form 40-F for the fiscal year ended June 30, 2004.  In addition, the Company undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics.  Requests for such copies should be directed, either orally or in writing, to:  Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada  L4W 4Y4, phone number  (905) 629-9761.

Since the adoption of the Ethics Code, there have not been any amendments to the Ethics Code or waivers, including implicit waivers, from any provision of the Ethics Code.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Fees—Pre-Approval Policies and Procedures” in the Company’s Annual Information Form for the fiscal year ended June 30, 2010, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

The Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2010 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In November 2007, the Company entered into a contract for services of a clinical research organization (“CRO”), relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately Cdn.$1.557 million, of which approximately $1.337 million had been incurred as at June 30, 2010 and the remaining $220 thousand had not yet been incurred.  The Company may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.  As at June 30, 2010, the Company continues to open clinical sites and is in the process of recruiting patients.

In February 2009, the Company entered into 2 contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases at a cost of Cdn.$1.160 million, of which approximately Cdn.$839 thousand had been incurred as at June 30, 2010 and the remaining Cdn.$321 thousand had yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in patients ineligible for radical chemotherapy and costs approximately Cdn.$1.500 million, of which approximately Cdn.$1.074 million had been incurred as at June 30, 2010 and the remaining Cdn.$426 thousand had yet to be incurred.  The Company may cancel either contract with 30 days notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed Cdn.$1 million, totaling approximately Cdn.$5.239 million, of which Cdn.$2.502 million had been incurred as at June 30, 2010 and the remaining Cdn.$2.737 million had not yet been incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

Tabular Disclosure of Contractual Obligations.

		Payment due by period
					More
($ Canadian)		Less than	1 to 3	3 to 5	than 5
Contractual Obligations	Total	1 Year	Years	Years	Years
Office Lease – Wayne, Pennsylvania	393,353	239,761	153,592	—	—
Office Lease – Mississauga, Ontario	201,642	76,739	129,903	—	—
Office Lease – Melbourne, Australia	13,909	13,909	—	—	—

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Thomas I. A. Allen, Dr. Henry Friesen, Gilbert Wenzel and Tryon M. Williams.

NYSE Amex Statement of Governance Differences.

As a Canadian corporation listed on the NYSE Amex, the Company is not required to comply with most of the NYSE Amex corporate governance standards, so long as the Company complies with Canadian corporate governance practices.  In order to claim such an exemption, however, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE Amex’s corporate governance standards.  The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.ymbiosciences.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking.

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Securities and ExchangeCommission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2010.

YM BioSciences Inc.

By:	/s/ Leonard Vernon
Name: Leonard Vernon
Title: Vice President, Finance and Administration

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended June 30, 2010

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2010

99.3	Consolidated Financial Statements for the fiscal year ended June 30, 2010

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP