Form 40-F
period 2011-06-30
YM BIOSCIENCES INC
filed 2011-09-23
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2011
Commission file number 1-32186

YM BIOSCIENCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia, Canada	2836	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if applicable))	Identification Number (if Applicable))

Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada  L4W 4Y4
(905) 629-9761
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  116,681,948.

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

Yes ☐                      No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of YM BioSciences Inc. (the “Company”):

(a)	Annual Information Form for the fiscal year ended June 30, 2011;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2011; and

(c)
Consolidated Financial Statements for the fiscal year ended June 30, 2011 (Note 18 to the Consolidated Financial Statements contains a reconciliation to United States generally accepted accounting principles (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Company’s fiscal year ended June 30, 2011, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

The required disclosure is included in the “Management’s Annual Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended June 30, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm.

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended June 30, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended June 30, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The required disclosure is included under the heading “Directors and Senior Management–Board of Directors Practices—Audit Committee” in the Company’s Annual Information Form for the fiscal year ended June 30, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics.

On December 19, 2004, the Company adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, and such code of ethics was amended on September 22, 2006 (such code of ethics, as amended, the “Code of Ethics”).  The Code of Ethics is filed as Exhibit 99.9 to this Annual Report on Form 40-F.  In addition, the Company undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics.  Requests for such copies should be directed, either orally or in writing, to:  Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada  L4W 4Y4, phone number  (905) 629-9761.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Fees—Pre-Approval Policies and Procedures” in the Company’s Annual Information Form for the fiscal year ended June 30, 2011, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which the Company is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2011 no amounts were owing and the amount of future fees thereon, if any, is not determinable.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases at a cost of Cdn. $1.161 million, of which approximately Cdn.$610 thousand had been incurred as at June 30, 2011 and the remaining Cdn.$551 thousand had yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in patients ineligible for radical chemotherapy and costs approximately Cdn.$1.500 million, of which approximately Cdn.$939 thousand  had been incurred as at June 30, 2011 and the remaining Cdn.$561 thousand is yet to be incurred.  The Company may cancel either contract with 30 days notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to these above contracts, the Company has entered into many additional contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceed Cdn.$1 million, totaling approximately Cdn.$5.208million, of which Cdn.$1.890 million had been incurred as at June 30, 2011 and the remaining Cdn.$3.318 million had not yet been incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

Tabular Disclosure of Contractual Obligations.

($ 000’s Canadian)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Office Lease – Wayne, Pennsylvania	137	137	-	-	-
Office Lease – Mississauga, Ontario	156	98	58	-	-

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

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 22, 2011.

YM BioSciences Inc.

By:	/s/ Leonard Vernon
Name:	Leonard Vernon
Title:	Vice President, Finance and Administration

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended June 30, 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2011

99.3	Consolidated Financial Statements for the fiscal year ended June 30, 2011

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP

99.9	Code of Ethics

1