Form 40-F
period 2012-06-30
YM BIOSCIENCES INC
filed 2012-09-21
CIK 1178347

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2012

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

(206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 157,546,793.

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

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of YM BioSciences Inc. (the “Company”):

(a)	Annual Information Form for the fiscal year ended June 30, 2012;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2012; and

(c)	Consolidated Financial Statements for the fiscal year ended June 30, 2012, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended June 30, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

The required disclosure is included in the “Management’s Annual Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended June 30, 2012, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm.

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended June 30, 2012, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended June 30, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The required disclosure is included under the heading “Directors and Senior Management–Committees of the Board of Directors—Audit Committee” in the Company’s Annual Information Form for the fiscal year ended June 30, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics.

On December 19, 2004, the Company adopted a “code of ethics” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, and such code of ethics was amended on September 22, 2006 (such code of ethics, as amended, the “Code of Ethics”). The Code of Ethics was filed as Exhibit 99.9 to the Company’s Annual Report on Form 40-F for the fiscal year ended June 30, 2011. In addition, the Company undertakes to provide to any person, without charge, upon request, a copy of the Code of Ethics. Requests for such copies should be directed, either orally or in writing, to: Secretary, Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, phone number (905) 629-9761.

Except as disclosed above, since the adoption of the Code of Ethics there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Fees” in the Company’s Annual Information Form for the fiscal year ended June 30, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Fees—Pre-Approval Policies and Procedures” in the Company’s Annual Information Form for the fiscal year ended June 30, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which the Company is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future. As of June 30, 2012, nil amounts were owing and the amount of future fees thereon, if any, is not determinable.

The Company has entered into various contracts for clinical, preclinical and other studies, none of which individually exceeds Cdn.$1,000,000, totalling an aggregate of Cdn.$11,046,952, of which Cdn.$6,078,851 had been incurred as at June 30, 2012 and the remaining Cdn.$4,968,101 had yet to be incurred as of that date. Any early termination penalties under these contracts cannot exceed the amount of the contract commitment.

On September 20, 2012, the noon rate of exchange, as reported by the Bank of Canada, of United States dollars for one Canadian dollar was: Cdn.$1.00 = U.S.$0.9774.

Tabular Disclosure of Contractual Obligations.

($ 000’s Canadian)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Office Lease – Mississauga, Ontario	46,397	46,397	--	--	--

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Thomas I. A. Allen, Dr. Henry Friesen, Nicole Onetto and Tryon M. Williams.

Mine Safety Disclosure.

Not applicable.

NYSE MKT Statement of Governance Differences.

As a Canadian corporation listed on the NYSE MKT, the Company is not required to comply with most of the NYSE MKT corporate governance standards, so long as the Company complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE MKT’s corporate governance standards. The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.ymbiosciences.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 21, 2012.

YM BioSciences Inc.

By:	/s/ Leonard Vernon
Name:	Leonard Vernon
Title:	Vice President, Finance and Administration

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended June 30, 2012

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended June 30, 2012

99.3	Consolidated Financial Statements for the fiscal year ended June 30, 2012

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.8	Consent of KPMG LLP